Filed Pursuant to Rule 424(b)(1)
Registration No. 333-187687

PROSPECTUS

350,000 Shares

9.00% Series C Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $100 per Share)

We are offering 350,000 shares of our 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock, which we refer to as the Series C Preferred Shares, or the Series C Preferred Stock.

Dividends on the Series C Preferred Stock are cumulative from the date of original issue and will be payable on the 31st day of each January, July and October and on the 30th day of April commencing July 31, 2013 when, as and if declared by our board of directors. Dividends will be payable out of amounts legally available therefore at an initial rate equal to 9.00% per annum per $100.00 of stated liquidation preference per share. Before this offering, there has been no public market for the Series C Preferred Stock.

Commencing on May 17, 2018, we may redeem, at our option, the Series C Preferred Shares, in whole or in part, at a cash redemption price of $100.00 per share, plus any accrued and unpaid dividends to, but not including, the redemption date. The Series C Preferred Shares have no stated maturity, will not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any of our other securities.

Holders of the Series C Preferred Shares generally will have no voting rights except for limited voting rights if dividends payable on the outstanding Series C Preferred Shares are in arrears for six or more consecutive or non-consecutive quarters, and under certain other circumstances. The Series C Preferred Shares are a new issue of securities with no established trading market. We intend to apply to have the Series C Preferred Shares listed on the NASDAQ Stock Market.

Investing in the Series C Preferred Stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$100.00	$35,000,000
Underwriting Commissions paid by us	$5.00	$1,750,000
Proceeds, before expenses, to us	$95.00	$33,250,000

Delivery of the Series C Preferred Shares is expected to be made in book-entry form through the facilities of The Depository Trust Company on or about May 17, 2013. We have granted the underwriters an option for a period of 30 days to purchase an additional 50,000 of our Series C Preferred Shares. If the underwriters exercise the option in full, the total underwriting discounts payable by us will be $2,000,000, and total proceeds to us before expenses will be $38,000,000.

Joint Bookrunning Managers

Sterne Agee	D.A. Davidson & Co.

Lead Manager

BB&T Capital Markets

Co-Managers

B. Riley & Co.	Maxim Group LLC	Northland Capital Markets

The date of this prospectus is May 9, 2013.

You should rely solely on the information contained in this prospectus and any related free writing prospectus issued by us and the documents incorporated by reference herein or therein. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of the shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus and any related free writing prospectus issued by us, and any document incorporated by reference herein or therein is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

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PROSPECTUS SUMMARY

The following summary contains information about General Finance Corporation and the offering of our 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock, or Series C Preferred Stock. It does not contain all of the information that may be important to you in making a decision to purchase our Series C Preferred Stock. For a more complete understanding of General Finance Corporation and the offering of its Series C Preferred Stock, we urge you to read this entire prospectus and the documents incorporated by reference carefully, including the “Risk Factors” sections and our financial statements and the notes to those statements incorporated by reference herein.

References in this prospectus to “we”, “us,” “General Finance,” “GFN” or the “Company” refer to General Finance Corporation, a Delaware corporation, and its consolidated subsidiaries. These subsidiaries include: GFN U.S. Australasia Holdings, Inc., a Delaware corporation, or GFN U.S.; GFN North America Corp., a Delaware corporation, or GFNNA; GFN Manufacturing Corporation, a Delaware corporation, or GFNMC, and its subsidiary, Southern Frac, LLC, a Texas limited liability company, or Southern Frac; Royal Wolf Holdings Limited (formerly GFN Australasia Holdings Pty Ltd)., an Australian corporation publicly traded on the Australian Securities Exchange, or RWH; and its Australian and New Zealand subsidiaries, or collectively, “Royal Wolf;” Pac-Van, Inc., an Indiana corporation, and its Canadian subsidiary, PV Acquisition Corp., an Alberta corporation, doing business as “Container King,” or collectively “Pac-Van.” References in this prospectus to “$” are to United States Dollars, and references to “AUS$” are to Australian Dollars.

Company Overview

Through our subsidiaries, General Finance engages in the lease and sale of storage, office, portable liquid and freight storage tank containers, modular buildings, mobile offices and portable building containers, which we collectively refer to as the “portable services industry.”

We have three operating units: Royal Wolf, which leases and sells storage containers, portable container buildings and freight containers, or “storage container products,” in Australia and New Zealand, which we refer to as the Asia-Pacific (or Pan-Pacific) area; Pac-Van, which leases and sells storage, office and portable liquid storage tank containers, modular buildings and mobile offices in North America; and Southern Frac, which manufactures portable liquid storage tank containers for sale in North America.

We serve an extensive geographic area, leasing and selling storage container products in every state in Australia, the North and South Islands of New Zealand, 22 of the 50 largest Metropolitan Statistical Areas (“MSAs”) in the United States and the western provinces of Canada. As of December 31, 2012, we leased and sold our products through 19 customer service centers (“CSCs”) in Australia, seven CSCs in New Zealand and 28 branch locations across 18 states in the United States and in Canada.

We believe that Royal Wolf maintains the largest fleet of storage container products in Australia and New Zealand, which we market to our diverse client base of approximately 20,000 large and small customers across a variety of industries including mining, road and rail, construction, moving and storage, manufacturing, transportation and defense. In North America, our extensive fleet serves a diverse client base of approximately 8,100 customers, ranging from large companies with a national presence to small local businesses. The industries we sell to include construction, services, retail, manufacturing, transportation, mining and energy and government.

As of December 31, 2012, we operated a total fleet of 53,264 units, consisting of storage, office, portable liquid and freight storage tank containers, modular buildings, mobile offices and portable building containers. This represented an increase over the prior year of approximately 18%. Fleet utilization is a key metric for our business. We had utilization rates of 84% for the total fleet at December 31, 2012, compared to 80% for the fiscal year ended June 30, 2012 (“FY 2012”) and 82% for the fiscal year ended June 30, 2011 (“FY 2011”).

Our fleet consisted of 39,226 units located in Asia-Pacific and 14,038 located in North America as of December 31, 2012. This represented an increase over the prior year of approximately 17% in Asia-Pacific, and 19% in North America. We had utilization rates of 83% in Asia Pacific and 78% in North America for the six month period ended December 31, 2012, compared to 84% in Asia Pacific and 76% in North America for FY 2012 and 85% in Asia Pacific and 74% in North America for FY 2011.

For the six month period ended December 31, 2012, we had total revenues and adjusted EBITDA of $116.7 million and $26.9 million, respectively, compared to $100.9 million and $21.7 million for the six months ended December 31, 2011. This represented an increase of 16% in revenues and 24% in adjusted EBITDA. For the FY 2012, we had total revenues and adjusted EBITDA of $212.2 million and $46.1 million respectively compared to $182.3 million and $38.0 million for FY 2011. This represented an increase of 16% in revenues and 21% in adjusted EBITDA. In addition, leasing revenues represented 52%, 49%, and 49% for the six month period ended December 31, 2012, FY 2012, and FY 2011, respectively, showing an increasing trend in leasing revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Measures not in Accordance with Generally Accepted Accounting Principles in the United States” for a reconciliation of adjusted EBITDA to net income.

The shares of Royal Wolf trade publicly on the Australian Stock Exchange and the closing sale price of Royal Wolf’s shares on April 30, 2013 was $3.21 (AUS$3.10). As of December 31, 2012, RWH had a total of 100,387,052 shares of capital stock issued and outstanding, of which GFN U.S. owns a direct (and the Company an indirect) majority interest of over 50%.

Competitive Strengths

We believe that the key competitive strengths that will enable us to execute our strategy include:

Extensive Geographic Coverage. With a growing lease fleet of over 53,000 units, we believe we are the leading provider of storage container products in Australia and New Zealand, and a significant national participant in the mobile storage, modular space, mobile office and liquid containment sectors in North America. We believe Royal Wolf has the largest branch network of any container solutions company in Australia and New Zealand, with a location in every state in Australia and in the North and South Islands of New Zealand. In North America our branch offices serve 22 of the 50 largest MSAs in the United States, and, with our Edmonton branch, we serve the western provinces in Canada. We serve a diverse base of national, regional and local customers. The size of our lease fleet also allows us to offer a wide selection of products to our customers and to achieve purchasing efficiencies.

Broad Customer Base. We have established strong relationships with a broad customer base in Asia-Pacific and North America, ranging from large companies to small local businesses. During FY 2012, we leased or sold equipment to more than 28,000 customers. In FY 2012, no customer constituted more than 2% of our annual sales in Asia-Pacific, while our largest customer in North America accounted for slightly less than 10% of that region’s total revenues. We believe that the breadth of our customer base limits the impact on our business of changes in any given customer, geography or market.

Sales and Marketing Expertise. We coordinate and plan our sales and marketing efforts with our centralized customer relationship management system. Through our branch network, we have developed local market knowledge and strong customer relationships while the corporate based marketing group manages the company’s brand image, web presence and lead generation programs.

Focus On Customer Service and Support. Our operating infrastructure is designed to ensure that we consistently meet or exceed customer expectations. Our administrative support services and scalable management information systems enhance our service by enabling us to access real-time information on product availability, customer reservations, customer usage history and rates. We believe this focus on customer service attracts new and retains existing customers and that a significant portion of our lease and lease-related revenues were generated from customers who leased from us in prior years.

Significant Cash Flow Generation and Discretionary Capital Expenditures. We have generated significant cash flow from operations by maintaining favorable utilization rates and leasing margins and controlling capital expenditures. A significant portion of our capital expenditures are discretionary in nature, thus providing us with the flexibility to readily adjust the amount that we spend based on our business needs and prevailing economic conditions.

High Quality Fleet. Our branches maintain their lease fleet to consistent quality standards. Maintenance costs are expensed as incurred, and branch managers and operations staff manage a maintenance program which delivers equipment which we believe meets or exceeds customer expectations.

Experienced Management Team. We have an experienced and proven senior management team with an average of over 14 years of experience in the portable services industry. The consistency of our senior management, corporate and branch management teams has been integral in developing and maintaining our high level of customer service, deploying technology to improve operational efficiencies and integrating acquisitions.

Business Strategy

We plan to leverage our competitive strengths to grow our fleet and earnings by employing the following business strategies:

Focus on Container Product Leasing Business. We focus on growing our core leasing business because it generally provides predictable, recurring revenue and higher margins. We believe that we can generate substantial demand for our storage container products as the container storage and portable container building industry is relatively underdeveloped in Australia and New Zealand. We believe the underdeveloped nature of the market presents significant growth opportunities for Royal Wolf. Although storage, domestic freight movement and portable building applications are increasing, we believe many more uses for our storage container products are still to be developed. Royal Wolf’s market opportunity is to develop and service these applications.

Investing in the Container Lease Fleet. Pac-Van will continue to emphasize fleet growth of our higher return products, particularly storage and office containers. In addition, we will continue to pursue the introduction of specialty container products that can attain long lease durations and high leasing margins. We expect to drive a portion of our growth from opportunities beyond our traditional products and markets. In FY 2012, we expanded our product line to include portable liquid storage tank containers to serve the growth in demand we believe will occur in North American energy exploration.

Generate Strong Internal Growth. Pac-Van defines internal growth as an increase in lease revenues on a year-over-year basis at our branches in operation for at least one year, without inclusion of leasing revenue attributed to same-market acquisitions. We continue to focus on increasing the number of storage containers we lease from our existing branches to both new and repeat customers. Historically, we have been able to generate strong internal growth within our existing markets through sales and marketing programs designed to increase brand recognition, expand market awareness of the uses of mobile storage and differentiate our products from our competitors.

Growing Leasing Revenues. We are emphasizing initiatives to increase leasing revenues through increases in the size of the overall lease fleet, increasing utilization and introducing innovative products. We believe that these initiatives should generate higher margins.

Disciplined Cost Controls. Pac-Van’s smaller size permits it to adjust more rapidly to changing market conditions than many of its larger competitors. These attributes enable Pac-Van to better control capital expenditures and other spending and maintain more disciplined cost controls than some competitors whose cost structures may include larger payrolls and larger investments in outdated product classes.

Monitoring Indebtedness. We expect to continue to focus on monitoring our debt level while also investing in growing product lines and markets. We believe this emphasis on the deleveraging will provide great flexibility in the future and will position us to capture future growth opportunities. In recovering economic cycles, such as we believe we are experiencing in the United States, the Company focuses on optimizing lease fleet investment, utilization and collections to achieve this objective.

Accretive Acquisitions. We expect to pursue acquisitions that are both accretive and have strong growth prospects. These acquisitions, especially “tuck in” acquisitions, would potentially allow us to leverage the fixed costs of our branch offices with additional lease fleet that deliver scale and increased profitability. In FY 2012, we made an acquisition to open our first branch in Canada.

Industry Overview

The storage industry includes two principal markets, fixed self-storage and mobile storage. The fixed self-storage market consists of permanent structures located away from customer locations used primarily by consumers to temporarily store excess household goods. Although we have containers that are used for self-storage on our sites and have sites that are focused on self-storage, we do not participate in the fixed self-storage market with permanent structures.

The portable storage market, in which we operate, differs from the fixed self-storage market in that it brings the storage solution to the customer’s location and addresses the need for secure, temporary storage with immediate access to the storage unit. The advantages of portable storage include convenience, immediate accessibility, better security and lower costs. In contrast to fixed self-storage, the portable storage market is primarily used by businesses.

Within the portable services industry, we compete in multiple different, but related sectors that include mobile storage, portable container buildings and freight containers in Asia-Pacific, and mobile storage, modular space, mobile office and liquid containment in North America.

Products

We believe that the Company offers its customers a range of products that is among the broadest in the portable services industry.

Mobile Storage Units

Storage Containers. Storage containers consist of new and used shipping containers that provide a flexible, low cost alternative to warehousing, while offering greater security, convenience and immediate accessibility. Our storage products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities. Specialty containers include blast-resistant units, hoarding units and hazardous-waste units. We also offer storage vans, also known as storage trailers or dock-height trailers.

Freight Containers. Freight containers are specifically designed for transport of products by road and rail. Our freight container products include curtain-side, refrigerated and bulk cargo containers, together with a range of standard and industry-specific dry freight containers.

Mobile Office Units

Mobile Offices. Also known as trailers or construction trailers, mobile offices are re-locatable units with aluminum or wood exteriors on wood (or steel) frames on a steel carriage fitted with axles, allowing for an assortment of “add-ons” to provide comfortable and convenient temporary space solutions.

Modular Space Units

Portable Container Buildings and Office Containers. Portable container buildings and office containers are either modified or specifically-manufactured containers that provide self-contained office space with high design flexibility. Office containers in the U.S. are oftentimes referred to as ground level offices (“GLOs”).

Modular Buildings. Also known as manufactured buildings, modular buildings provide customers with additional space and are often modified to customer specifications. Modular buildings range in size from 1,000 to more than 30,000 square feet and may be highly customized.

Liquid Containment

Portable Liquid Storage Tank Containers. Portable liquid storage tank containers are often referred to as “frac tanks” or “frac tank containers” and are manufactured steel containers with fixed steel axles for transport and use in a variety of industries, including oil and gas exploration and field services, refinery, chemical and industrial plant maintenance, environmental remediation and field services, infrastructure building construction, marine services, pipeline construction and maintenance, tank terminals services, wastewater treatment and waste management and landfill services. While there are a number of different sizes of tanks currently used in the market place, we are currently focusing on the more common 500-barrel capacity containers. Our products typically include features such as guardrails, safety stairways, multiple entry ways and a sloped bottom for easy cleaning, an epoxy lining and various feed and drain lines.

SELECTED SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth selected summary consolidated financial data as of and for the periods indicated. The selected summary consolidated financial data as of and for each of the two fiscal years ended June 30, 2012 and 2011 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected summary unaudited consolidated financial data as of and for the six months ended December 31, 2012 and 2011 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for the fair statement of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The following selected summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

(In thousands, except per share data and operational data)

Income Statement Data:

	Year Ended June 30,			(Unaudited) Six Months Ended December 31,
	2010	2011	2012	2011	2012
Sales	$79,207	$92,687	$108,341	$51,144	$55,729
Leasing	77,102	89,577	103,898	49,756	61,012
Total revenue	156,309	182,264	212,239	100,900	116,741
Operating income	3,575	9,781	26,245	12,080	15,546
Other expense, net	(13,792)	(15,681)	(12,143)	(5,839)	(5,347)
Income (loss) before provision for income taxes	(10,217)	(5,900)	14,102	6,241	10,199
Net income (loss)	(8,956)	(8,858)	8,742	3,869	6,323
Net income (loss) attributable to common stockholders	(11,419)	(15,892)	2,436	1,104	2,684
Net income (loss) per common share:
Basic	($0.64)	($0.72)	$0.11	$0.05	$0.12
Diluted	($0.64)	($0.72)	$0.11	$0.05	$0.12

Balance Sheet Data:

	June 30,			(Unaudited) Six Months Ended December 31,
	2010	2011	2012	2011	2012
Cash and cash equivalents	$4,786	$6,574	$7,085	$6,191	$5,594
Restricted cash	—	—	—	—	1,000
Lease fleet, net	188,410	220,095	259,458	228,929	289,983
Total assets	346,880	387,570	437,560	404,222	489,409
Senior and other debt	186,183	136,589	174,092	151,066	210,937
Total equity	101,734	191,892	193,997	190,716	202,830

Other Data:

	Year Ended June 30,			(Unaudited) Six Months Ended December 31,
	2010	2011	2012	2011	2012
Cash flows from operating activities	$16,669	$18,515	$15,185	($763)	$10,614
Cash flows from investing activities	662	(20,704)	(53,249)	(15,870)	(41,513)
Cash flows from financing activities	(14,839)	3,963	38,856	17,211	29,303
Adjusted EBITDA(1)	$31,456	$37,979	$46,070	$21,740	$26,888

(1)

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA as net income before interest, income taxes, impairment, depreciation and amortization and other non-operating costs and income. For a reconciliation of adjusted EBITDA to net income and management’s reasons why our management believes that the presentation of adjusted EBITDA provides useful information to investors regarding our financial condition and results of operations, see the section appearing elsewhere in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measures not in Accordance with Generally Accepted Accounting Principles in the United States.”

Operational Data (Unaudited):

	June 30,			December 31,
	2010	2011	2012	2011	2012
Number of units in fleet:
Asia Pacific	26,927	30,170	36,497	33,455	39,226
North America	10,935	11,176	12,391	11,822	14,038
Total	37,862	41,346	48,888	45,277	53,264
Utilization rates(1):
Asia Pacific	81%	84%	81%	88%	86%
North America	72%	77%	77%	75%	78%
Total	79%	82%	80%	85%	84%

(1)	Utilization rates based on number of units leased at the end of the applicable period.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “should,” “could,” “seek,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. The risks and uncertainties discussed in “Risk Factors” should be considered in evaluating the Company’s forward-looking statements. You should not place undue reliance on our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statements.

The Offering

The following is a brief summary of certain terms of this offering and does not purport to be complete. For a more complete description of the terms of the Series C Preferred Stock, see “Description of Series C Preferred Stock in the Offering” beginning on page 95 of this prospectus.

Issuer	General Finance Corporation, a Delaware corporation.

Securities Offered	350,000 shares of 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share, liquidation preference $100.00 per share, plus up to an additional 50,000 shares if the underwriters exercise their option to purchase additional shares in full.

Price Per Share	$100.00

Conversion; Exchange and Preemptive Rights	The Series C Preferred Shares will not have any conversion or exchange rights or be subject to any preemptive or similar rights.

Dividends	Dividends on the Series C Preferred Shares will accrue and be cumulative from May 17, 2013 and will be payable on each Dividend Payment Date (as defined below) when, as and if declared by our board of directors out of funds legally available for such purpose. See “Description of Series C Preferred Shares — Dividends.”

Dividend Payment Dates	January 31, April 30, July 31 and October 31, commencing July 31, 2013 (each, a “Dividend Payment Date”).

Dividend Rate	Subject to adjustment in the manner described immediately below, the dividend rate for the Series C Preferred Shares will be 9.00% per annum per $100.00 of liquidation preference per share (equal to $9.00 per share per annum).

Dividend Step-Up	If we do not pay dividends in full on the Series C Preferred Shares on any two Dividend Payment Dates (whether consecutive or not), the per annum dividend rate will increase by an additional 2.00% per $100.00 stated liquidation preference, or $2.00 per annum (or $0.50 per quarter), per Series C Preferred Share on and after the day following such second Dividend Payment Date. On each subsequent Dividend Payment Date on which cash dividends on the Series C Preferred Shares shall not be declared and paid, the annual dividend rate payable on the Series C Preferred Shares shall increase by an additional 2.00% per annum per $100.00 stated liquidation preference per Series C Preferred Share, up to a maximum annual dividend rate on the Series C Preferred Shares of 19.00%. The dividend rate will reset to the original dividend rate of 9.00% once we have paid all accrued and unpaid dividends on the shares for two consecutive Dividend Payment Dates. Please read “Description of Series C Preferred Shares — Dividends — Dividend Step-Up.”

Ranking	The Series C Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not entitle the holders thereof to receive payment of a principal amount at a particular date. The Series C Preferred Shares will rank:

•

senior to all classes of our common shares and to each other class or series of capital stock established after the original issue date of the Series C Preferred Shares that is not expressly made senior to or on parity with the Series C Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Junior Securities”);

•

pari passu with our outstanding Series B Preferred Stock, of which 136.68 shares with an aggregate liquidation preference of $136,670 were issued and outstanding as of March 31, 2013, and any other class or series of capital stock established after the original issue date of the Series C Preferred Shares that is not expressly subordinated or senior to the Series C Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Parity Securities”);

•

junior to all of our and our subsidiaries’ indebtedness and other liabilities with respect to assets available to satisfy claims against us, and as of December 31, 2012 we and our subsidiaries had outstanding indebtedness and liabilities of approximately $210.9 million; and

•

junior to each other class or series of capital stock expressly made senior to the Series C Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Senior Securities”).

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series C Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) we are in compliance with the Fixed Charge Coverage Ratio described in “Description of Series C Preferred Shares — Fixed Charge Coverage Ratio.”

Redemption	Commencing on May 17, 2018, we may redeem, at our option, in whole or in part, the Series C Preferred Shares at a cash redemption price equal to $100.00 per share plus an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) up to but not including the date of redemption. Please read “Description of Series C Preferred Shares — Redemption — Optional Redemption.”

Voting Rights

Holders of the Series C Preferred Shares generally have no voting rights. However, in the event that six quarterly dividends, whether or not consecutive, payable on the Series C Preferred Shares are in arrears, the holders of Series C Preferred Shares (voting as a class together with any other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable) will be entitled, at the next meeting of stockholders called for the election of directors, to elect two directors to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change. The right of such holders of Series C Preferred Shares to elect two members of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series C Preferred Shares have been paid in full, at which time such right will terminate. However, after the dividends accumulated and in arrears have been paid and the right of such holders of Series C Preferred Shares to elect two members of our board of directors has terminated, such right to elect two members of our board of directors may be reinstated in the event of a subsequent failure to pay six additional quarterly dividends, as described above.

Unless we have received the affirmative vote or consent of the holders of a majority of the outstanding Series C Preferred Shares, voting as a single class, we may not adopt any amendment to our Certificate of Incorporation that adversely alters the preferences, powers or rights of the Series C Preferred Shares.

In addition, unless we have received the affirmative vote or consent of the holders of at least a majority of the outstanding Series C Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not (i) create or issue any Parity Securities if the cumulative dividends payable on outstanding Series C Preferred Shares are in arrears or (ii) create or issue any Senior Securities.

Please read “Description of Series C Preferred Shares — Voting Rights.”

Fixed Charge Coverage Ratio	We will be subject to a covenant with respect to the Series C Preferred Shares requiring that we maintain a Fixed Charge Coverage Ratio of at least 2.00.

For a description of this ratio and for related defined terms, please read “Description of Series C Preferred Shares — Fixed Charge Coverage Ratio” and “Description of Series C Preferred Shares — Certain Definitions.”

Liquidation Price	In the event of any liquidation of our affairs, holders of the Series C Preferred Shares will, subject to the rights of our creditors and the holders of any Senior Securities, have the right to receive a cash payment equal to the liquidation preference of $100.00 per share plus an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) to the date of payment before any payments are made to holders of our common stock or any other Junior Securities.

Sinking Fund	The Series C Preferred Shares will not be subject to any sinking fund requirements.

Use of Proceeds	We intend to use the net proceeds of the sale of the Series C Preferred Shares, which we expect will total approximately $32,975,000 (or approximately $37,725,000 if the underwriters exercise their over-allotment option in full), primarily to pay down the senior indebtedness of Pac-Van pursuant to its credit facility and for the acquisition of rental services and specialty finance businesses and products in the United States, capital expenditures, working capital, potential acquisitions, directly or indirectly, of storage, office and portable liquid storage containers, modular buildings and mobile offices; the redemption of all of our issued and outstanding Series A Preferred Stock; as well as for general corporate purposes. Pursuant to Pac-Van’s credit facility, as amended, we are required to use at least 80% of the gross proceeds of this offering, or $28,000,000, or $32,000,000 if the underwriters exercise the over-allotment option in full, to repay outstanding indebtedness under the credit facility. In the future, Pac-Van may make additional borrowings under the credit facility, subject to the terms of the credit facility, including the borrowing base. See “Use of Proceeds.”

Ratings	The Series C Preferred Shares will not be rated by any Nationally Recognized Statistical Rating Organization.

Listing	The Series C Preferred Shares are a new issue of securities with no established trading market. We intend to apply to list the Series C Preferred Shares on the NASDAQ Stock Market and, if the application is approved, we expect trading in the Series C Preferred Shares to begin within 30 days after the date that the Series C Preferred Shares are first issued. The underwriters have advised us that they intend to make a market in the Series C Preferred Shares, but they are not obligated to do so and may discontinue any such market making at any time without notice. We can provide no assurance as to how liquid any trading market for the Series C Preferred Shares will be. If we fail to obtain or maintain the listing of the Series C Preferred Shares on the NASDAQ Stock Market or other securities exchange for thirty days or more (each a “Listing Failure”), the per annum dividend rate will increase by an additional 2.00% per $100.00 stated liquidation preference, or $2.00 per annum (or $0.50 per quarter), per Series C Preferred Share for so long as the Listing Failure continues.

Tax Considerations

Any distribution with respect to the Series C Preferred Shares that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a dividend. We believe that all or a portion of the distributions you would receive from us with respect to your Series C Preferred Shares will constitute dividends. Such dividends will be included in income by you when distributed. Distributions constituting dividend income received by an individual U.S. holder in respect of the Series C

Preferred Shares will generally represent “qualified dividend income,” which, under current laws, will generally be taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. In addition, distributions on the Series C Preferred Shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the dividends-received deduction. The availability of the reduced dividend tax rate and the dividends-received deduction are subject to certain exceptions for short-term and hedged positions and other applicable limitations. Each investor should consult its tax advisor in light of its particular circumstances. For a discussion of the tax consequences relating to the Series C Preferred Shares, please read “Material U.S. Federal Income Tax Considerations.”

Form	The Series C Preferred Shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company (“DTC”), except under limited circumstances.

Settlement	Delivery of the Series C Preferred Shares offered hereby is expected to be made against payment therefor on or about May 17, 2013.

Registrar and Transfer Agent	Continental Stock Transfer & Trust Company.

Risk Factors	An investment in our Series C Preferred Shares involves a high degree of risk. To determine whether an investment in our Series C Preferred Shares is appropriate for you, you should consider carefully all of the information contained in or incorporated by reference into this prospectus, as well as the factors set forth in the headings entitled “Risk Factors” beginning on page 14 of this prospectus.

RISK FACTORS

An investment in our Series C Preferred Stock involves a high degree of risk. You should consider carefully all the risks described below, together with the other information contained in this prospectus, before making a decision to invest in the Series C Preferred Stock.

Global economic conditions and market disruptions may adversely affect our business, financial condition and results of operations.

There continues to be global economic uncertainty, elevated levels of unemployment, reduced levels of economic activity, and it is uncertain as to when economic conditions will improve. These negative economic conditions in the markets where we operate, and other events or factors that adversely affect demand in the portable services industry, could continue to adversely affect our business. Though we have strengthened our efforts in collections and inventory control, continued worsening of conditions could adversely affect the collection of trade receivables on a timely basis, could result in additional reserves for uncollectible accounts and, in the event of continued contraction in container and modular unit sales and leasing, could lead to a build-up of inventory and lease fleet levels. These factors would have a further adverse impact on operating results and cash flows and our ability to service our indebtedness and other liabilities and pay dividends on our Series C Preferred Stock. In addition, fluctuations in the rates of exchange for the U.S. dollar against the Australian, New Zealand and Canadian dollars could significantly affect our results of operations through lower than anticipated reported revenues and profitability as a result of the translation of our foreign operations’ financial results into U.S. dollars.

We operate with a significant amount of indebtedness, which is secured by all or substantially all of our assets, subject to variable interest rates and contain restrictive covenants.

Our substantial indebtedness could have adverse consequences, such as:

•

require us to dedicate a substantial portion of our cash flow from operations at Royal Wolf and Pac-Van to payments on our indebtedness, which could reduce the availability of our cash flow to fund future operating capital, capital expenditures, acquisitions and other general corporate purposes;

•	expose us to the risk of increased interest rates, as our borrowings on our secured senior credit facilities are at variable rates of interest;

•	require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	restrict us from making strategic acquisitions, buying assets or pursuing business opportunities;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and

•

violating covenants in these agreements could have a material adverse effect on our business, financial condition and results of operations; including substantially increasing our cost of borrowing and restricting our future operations, if not cured or waived. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Accordingly, we may not be able to fully repay our debt obligations, if some or all of our debt obligations are accelerated upon an event of default.

Our senior credit agreements also contain various restrictive covenants that limit the operations of our business. In particular, these agreements include covenants and restrictions relating to:

•	payments, dividends and distributions to GFN;

•	liens and sale-leaseback transactions;

•	loans and investments;

•	intercompany transfers;

•	debt and hedging arrangements;

•	mergers, acquisitions and asset sales;

•	transactions with affiliates; and

•	changes in business activities.

The restrictive covenants under the senior credit agreements of Pac-Van and Southern Frac will limit the ability of Pac-Van and Southern Frac to pay dividends or make other distributions to GFN which can be used to pay dividends to holders of Series C Preferred Shares. During and following an event of default under these senior credit agreements, Pac-Van and Southern Frac would not be permitted to pay dividends to GFN, which could adversely effect GFN’s ability to pay dividends to holders of Series C Preferred Shares.

There were no events of default under the covenants of our senior credit facilities at June 30, 2012 and December 31, 2012. While we believe we will remain in compliance with covenants in the foreseeable future and that our relationships with our senior lenders are good, there is no assurance our lenders would consent to an amendment or waiver in the event of noncompliance; or that such consent would not be conditioned upon the receipt of a cash payment, revised principal payout terms, increased interest rates, or restrictions in the expansion of the credit facilities for the foreseeable future; or that our senior lenders would not exercise rights that would be available to them, including, among other things, demanding payment of outstanding borrowings. In addition, our ability to obtain additional capital or alternative borrowing arrangements at reasonable rates may be adversely affected. All or any of these adverse events would further limit our flexibility in planning for or reacting to downturns in our business.

We may need additional capital which we may be unable to obtain.

Our business is capital intensive and any inability to obtain capital in the amounts and at the times when needed, may have a material adverse affect on our business, financial condition and results of operations, including substantially increasing our cost of borrowing and restricting our future operations and impairing our ability to grow, improve and maintain our leased assets. We have a significant amount of our outstanding senior indebtedness maturing in the foreseeable future. We may not have sufficient cash flow from our operations to repay amounts coming due. If we are unable to refinance this indebtedness, it could have a material adverse effect on our business.

We are a holding company with no business operations and our ability to pay dividends on the Series C Preferred Stock is dependent on distributions from our subsidiaries.

We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to make dividend payments to our stockholders depend on the earnings of our subsidiaries, the distribution from our subsidiaries and compliance with the covenants governing the indebtedness of our subsidiaries, including, without limitation, covenants of the senior credit facilities of our subsidiaries that permit dividends and other payments from such subsidiaries to General Finance. Payments by our subsidiaries to General Finance are also contingent upon those subsidiaries’ earnings and business considerations. Furthermore, our right to receive any assets of any of our subsidiaries upon their liquidation, reorganization or otherwise, and thus your ability as a holder of Series C Preferred Stock to benefit indirectly from such distribution, will be subject to the prior claims of the subsidiaries’ creditors.

A write-off of all or a part of our goodwill and intangibles would hurt our operating results and reduce our stockholders’ equity.

As a result of our acquisitions of Royal Wolf, Pac-Van and other smaller businesses, we have recorded significant amounts of goodwill and intangible assets. As of December 31, 2012 the amount of goodwill carried on our consolidated balance sheet was $72.7 million. Goodwill represents the excess of the total purchase price of these acquisitions over the fair value of the net assets acquired. We are not permitted to amortize goodwill under U.S. accounting standards and instead we are required to review the amount of goodwill, as well as intangible assets, carried on our balance sheet at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of acquired businesses, changes in the business line or corporate structure of the acquired business, adverse market conditions and adverse changes in applicable rules, laws or regulations. In the event impairment is identified, a charge to earnings would be recorded, and such amounts could be significant. Although it does not affect our cash flow, a write-off of all or a part of our goodwill or intangibles could adversely affect our operating results and stockholders’ equity. At each years ended June 30, 2010 and June 30, 2011, we recognized impairment charges to the goodwill recorded in the Pac-Van acquisition. At June 30, 2012, there was no impairment charge recorded, but future write-downs may be occur if conditions, such as those discussed above, were to occur.

Future acquisitions of businesses could subject us to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact our capital structure.

We intend to pursue acquisition opportunities in an effort to diversify our investments and grow our business. Any business we acquire may cause us to be affected by numerous risks inherent in the acquired business’ operations. If we acquire a business in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although we will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure that we will be able to properly ascertain or assess all of the significant risk factors.

In addition, the financing of any acquisition we complete could adversely impact our capital structure as any such financing would likely include the issuance of additional equity securities and/or the borrowing of additional funds. The issuance of additional equity securities may significantly reduce the equity interest of our stockholders and/or adversely affect prevailing market prices for our common stock. Increasing our indebtedness could increase the risk of a default that would entitle the holder to declare all of such indebtedness due and payable and/or to seize any collateral securing the indebtedness. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Accordingly, the financing of future acquisitions could adversely impact our capital structure and any equity interests in us.

In addition, integrating acquired businesses and assets into our business can be difficult and risky, especially if the acquired business or assets involve an industry segment with which our management has limited experience or where there are limited synergies with our current businesses. Our ability to integrate acquired businesses is unproved, and synergies or efficiencies that we believe may result from such acquisition, may not come into fruition, which could negatively impact our business.

While part of our long-term business strategy is to acquire additional businesses, there is no assurance that we will be able to identify businesses that we can acquire upon terms we believe acceptable, or if such acquisitions require additional financing, that we could obtain such additional financing.

We cannot ascertain the availability of businesses to acquire, nor the capital requirements for future transactions. We cannot assure that, if required, additional financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular acquisition, we would be compelled to either restructure the transaction or abandon that particular acquisition. In addition, if we consummate a future acquisition, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing may impact the continued development or growth of the target business.

Our long-term growth plan includes the expansion of operations into markets outside of the United States and the Asia-Pacific area. Such international expansion may not prove successful, and may divert significant capital, resources and management’s time and attention and adversely affect our on-going operations.

To date, we have conducted all of our business within North America and the Asia-Pacific area. However, we have intentions in the future to enter international markets, including possibly South America and the European markets, which will require substantial amounts of management time and attention. Our product and service offerings and overall marketing approach may not be accepted in other markets to the extent needed to make our international expansion profitable. In addition, the additional demands on management from these activities may detract from our efforts in our current markets and adversely affect our operating results therein. Any international expansion will expose us to the risks normally associated with conducting international business operations, including unexpected changes in regulatory requirements, changes in foreign legislation, possible foreign currency controls, currency exchange rate fluctuations or devaluations, tariffs, difficulties in staffing and managing foreign operations, difficulties in obtaining and managing vendors and distributors, potential negative tax consequences and difficulties collecting accounts receivable.

Our long-term growth could strain our management resources.

Our future performance will depend in large part on our ability to manage our long-term planned growth that could strain our existing management, human and other resources. To successfully manage this growth, we must continue to add managers and employees and improve our operating, financial and other internal procedures and controls. We also must effectively motivate, train and manage employees. If we do not manage our growth effectively, it would adversely affect our future operating results.

We may issue shares of our capital stock that would reduce the equity interest of our stockholders and could cause a change in control of our ownership, or incur debt, which could adversely affect our financial condition.

Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock and up to 1,000,000 shares of preferred stock. At December 31, 2012, there were 73,892,748 authorized shares of our common stock available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding warrants and options issued under our Stock Incentive Plan. We may be required to issue a substantial number of additional shares of our common or preferred stock, or a combination of common and preferred stock, to complete the other business combinations or for other purposes. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

•	may significantly dilute the equity interest of current investors;

•	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to our common stock;

•

may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our common stock.

Our President and Chief Financial Officer have employment agreements that do not require that they devote all of their time to our business.

Our president and chief financial officer, Ronald Valenta and Charles Barrantes, devote a substantial amount of time to the management of the company and its subsidiaries. Mr. Valenta and Mr. Barrantes are not required, however, under their employment agreements to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If Mr. Valenta’s other business affairs require him to devote more substantial amounts of time to such affairs, it could limit his ability to devote time to our affairs and could have a negative impact on our business and results of operations.

Failure to retain key personnel could adversely affect Royal Wolf’s operations and could impede our ability to execute our business plan and growth strategy.

Royal Wolf is managed largely by its existing officers, including Robert Allan, its Chief Executive Officer. The continued success of Royal Wolf will depend largely on the efforts and abilities of these executive officers and certain other key employees. The members of the senior management team of Royal Wolf have substantial experience in the equipment leasing industry. These key employees have knowledge and an understanding of Royal Wolf and its industry that cannot be readily duplicated. Mr. Allan has an employment agreement which is terminable under certain circumstances upon notice to or by him. However, we do not have key-man insurance on any of these key personnel. The loss of Mr. Allan or any member of Royal Wolf’s senior management team could impair our ability to execute our business plan and growth strategy, cause a loss of customers, reduce revenues and adversely affect employee morale.

Failure to retain key personnel could adversely affect Pac-Van’s operations and could impede our ability to execute our business plan and growth strategy.

Pac-Van is managed largely by its seven existing officers, including its President, Theodore M. Mourouzis. The continued success of Pac-Van will depend largely on the efforts and abilities of Mr. Mourouzis and these senior managers. These officers and employees have an understanding of Pac-Van and its industry that cannot be readily duplicated. Mr. Mourouzis has an employment agreement which is terminable under certain circumstances upon notice to or by him. The loss of any member of Pac-Van’s senior management team could impair our ability to execute our business plan and growth strategy, cause a loss of customers, reduce revenues and adversely affect employee morale.

We are subject to laws and governmental regulations and actions that affect our operating results and financial condition.

Our business is subject to regulation and taxation under a wide variety of foreign and U.S. federal, state and local laws, regulations and policies including those imposed by the Securities and Exchange Commission, the Internal Revenue Service, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and FINRA, as well as applicable labor laws. Although we have policies and procedures designed to comply with applicable laws and regulations, failure to comply with the various laws and regulations may result in civil and criminal liability, fines and penalties, increased costs of compliance, additional taxation and restatement of our financial statements.

There can also be no assurance that, in response to current economic conditions or the current political environment or otherwise, laws and regulations will not be implemented or changed in ways that adversely affect our operating results and financial condition, such as recently adopted legislation that expands health care coverage costs, or facilitates union activity or federal legislative proposals to otherwise increase taxation and operating costs.

We are exposed to various contingent liabilities and possible claims relating to our business and our insurance may not fully protect us.

We are exposed to various contingent liabilities and possible claims relating to our business. These contingent liabilities and possible claims include those relating to: (i) personal injury or death caused by container products, mobile offices or modular units leased or sold by us; (ii) accidents involving our vehicles and our employees; (iii) employment-related claims; (iv) property damage and (v) commercial claims. We attempt to maintain adequate insurance coverage for the protection of our assets and operations. However, our insurance may not fully protect us for certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits.

In addition, we may be exposed to uninsured liability at levels in excess of our policy limits. If we are found liable for any significant claims that are not covered by insurance, our liquidity and operating results could be materially adversely affected. It is possible that our insurance carrier may disclaim coverage for any class action and derivative lawsuits against us. It is also possible that some or all of the insurance that is currently available to us will not be available in the future on economically reasonable terms or not available at all. In addition, whether we are covered by insurance or not, certain claims may have the potential for negative publicity surrounding such claims, which may adversely impact our operating results, value of our public securities, or give rise to additional similar claims being filed.

Disruptions in our information technology systems could limit our ability to effectively monitor and control our operations and adversely affect our operations.

Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruption in our information technology systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively transact business, monitor and control our operations and adjust to changing market conditions in a timely manner.

The delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management’s focus and attention from our business operations and growth initiatives, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

The price of our common stock and preferred stock may fluctuate significantly, which may make it difficult for stockholders to resell capital stock when they want or at a price they find attractive.

We expect that the market price of our common stock will fluctuate. Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in interest rates and other general economic conditions;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns, litigation, regulatory changes and other issues in our industry;

•	geopolitical conditions such as acts or threats of terrorism or military conflicts;

•	relatively low trading volume; and

•	significant concentration of ownership in our common stock.

Unionization by some or all of our employees could cause increases in operating costs.

Our employees are not presently covered by collective bargaining agreements. Unions may attempt to organize our employees in the future. We are unable to predict the outcome of any continuing or future efforts to organize our employees, the terms of any future labor agreements, or the effect, if any, those agreements might have on our operations or financial performance.

Significant Risks Related Primarily to Our Operations in the Asia-Pacific Area

The future performance of Royal Wolf depends on customer demand for portable container solutions as well as the expansion of the portable container solutions products market in Australia.

Any reduction in customer demand, failure of customer demand to grow, or failure of Royal Wolf to meet changes in customer demand or preferences may adversely affect Royal Wolf’s businesses, operational performance, growth prospects and financial position. For example, if expected growth in the portable container buildings market fails to come to fruition, or if businesses and individuals no longer demand portable container buildings at current levels, Royal Wolf’s return on its portable container building investments could be negatively impacted. The demand for Royal Wolf’s assets is dependent on the key industry segements into which Royal Wolf sells and lease assets, such as resources, construction, manufacturing, and retail. A significant reduction in the business climate in these industry segments, could negatively impact Royal Wolf’s results of operations.

The success and ability to drive future growth is dependent to a large extent on brand reputation.

Royal Wolf believes its brand reputation is a key driver in its success and its ability to drive future growth. Any adverse change to the reputation of Royal Wolf may adversely affect its businesses, operational performance and financial condition. Royal Wolf owns the trademark and license for the name “Royal Wolf” in Australia, New Zealand and surrounding islands in the Asia-Pacific region. There is a risk that use of the “Royal Wolf” brand by third parties in jurisdictions in which Royal Wolf does not own the trademark may adversely impact the Royal Wolf brand and consequently its business.

Royal Wolf’s ability to achieve its long-term business strategy is dependent to a certain extent on its supply chain and purchasing.

Royal Wolf’s long-term business strategy assumes a certain level of growth in Australian and New Zealand demand for container based solutions. Royal Wolf’s ability to meet this demand is dependent, to a certain extent, on the ability of Royal Wolf to purchase storage containers economically and on an on-time basis. Historically, Royal Wolf has successfully worked with shipping lines and international container leasing companies to purchase used containers, and with manufacturers and brokers, including in China, to purchase new containers, but there can be no guarantee of this in the future. Changes to shipping line practices with respect to used containers, and adverse changes in trade practices, regulations and relations between Australia and its trading partners, including China, could adversely impact Royal Wolf’s ability to purchase containers or impact the price at which Royal Wolf is able to purchase containers.

Historically, Royal Wolf has relied on internal supply chain and sourcing arrangements, international suppliers and the logistics industry to relocate containers. Changes to these arrangements, constraints on the supply chain, failure of suppliers to deliver or deliver in a timely manner, or material increases in the price of new or used containers could have an adverse impact on Royal Wolf’s business, operational performance, profit margins and financial results. Royal Wolf purchases new storage container products under purchase orders issued to container manufacturers, which the manufacturers may or may not accept or be able to fill. There are several alternative sources of supply for storage containers. Though Royal Wolf is not dependent upon any one manufacturer in purchasing storage container products, the failure of one or more of its suppliers to timely deliver containers to Royal Wolf could adversely affect its operations. If these suppliers do not timely fill Royal Wolf’s purchase orders or do not properly manufacture the ordered products, Royal Wolf’s reputation and financial condition also could be harmed.

Royal Wolf’s expansion plans involve an element of risk and could strain management resources.

Royal Wolf intends to pursue a growth strategy involving organic and non-organic growth. There is a no guarantee that such growth will occur or be successful. Royal Wolf may incur significant capital expenditure in connection with expansion plans that may not be realized or may not deliver the earnings that are expected. In addition, Royal Wolf’s expansion plans may, in the future, give rise to risks or problems, including the diversion of management’s attention and resources, which may have a materially adverse impact on the performance of Royal Wolf. Limitations on Royal Wolf’s growth and expansion, or materially adverse changes arising from expansion plans, may affect the operating and financial performance of Royal Wolf.

Failure to hire and retain key personnel could adversely affect Royal Wolf’s ability to execute its business strategy.

The successful operation and growth of Royal Wolf depends, to a significant extent, upon the performance and expertise of key staff and Royal Wolf’s ability to attract and retain skilled employees. Changes that adversely affect Royal Wolf’s ability to attract and retain skilled employees could materially impact Royal Wolf’s business, operational performance and financial results. Additionally, Royal Wolf does not maintain key person insurance, and as such may be adversely impacted by the departure of key staff.

Royal Wolf conducts its business in a highly competitive sector.

Royal Wolf’s faces competition in the portable buildings, freight and portable storage markets. Royal Wolf also faces potentially significant competition from modular industry companies who have non-container portable building offerings, especially from several national competitors in Australia who have greater financial resources and pricing flexibility than Royal Wolf. As a result, Royal Wolf is subject to potential entry by new domestic and foreign competitors and the provision of new products or services, aggressive pricing and lease rates offered by existing competitors. Royal Wolf may not always be able to match its competitors in service levels, functionality and price. The emergence of a new competitor with international reach, or increased focus on the rental model by existing competitors, particularly with an extensive distribution network, could have an adverse effect on Royal Wolf’s business, financial condition, results of operations and growth prospects. Also, continued service improvement by competitors may result in Royal Wolf’s customers using substitutes in place of some of Royal Wolf’s products. Royal Wolf may not always be able to match its competitors in both functionality and price, which could negatively impact Royal Wolf’s revenues. In addition, some of Royal Wolf’s unique products are the subject of patent applications only and there is no guarantee that those applications will become effective. If the patent applications do not become effective, there is a risk that Royal Wolf’s competitors could produce similar rival products, which may have an adverse effect on Royal Wolf.

Royal Wolf is subject to foreign exchange rate fluctuations.

Royal Wolf’s revenues, expenses and liabilities are largely denominated in foreign currencies and are subject to exchange rate fluctuations when translated to U.S. dollars for purposes of GFN’s financial presentation, particularly as it sources a substantial portion of its portable container solutions fleet from China in purchases, which are typically U.S. dollar-denominated. While Royal Wolf has a hedging policy to mitigate this risk, unhedged exchange rate fluctuations in the Australian dollar relative to the U.S. dollar and, to a lesser extent, the New Zealand dollar, may adversely affect the financial performance of Royal Wolf, including its financial position, cash flows, distributions, growth prospects, and share price.

Royal Wolf is subject to Australian and New Zealand taxation and tariff regulation.

Significant recent reforms and current proposals for further reforms to tax laws in the jurisdictions within which Royal Wolf operates may give rise to uncertainty. The precise scope and impact of future changes to tax laws may not be known. Royal Wolf is also subject to import tariffs with respect to the portable container products it sources from overseas. Any changes to such tax or tariff laws (including the imposition of, or increases to, such taxes or tariffs), their interpretation or the manner in which they are administered by the relevant government agency or the current rate of company income tax or import tariff may impact the operational or financial performance of Royal Wolf (or customers in its key end markets).

Royal Wolf may face a tightening labor force and is subject to Occupational Health and Safety regulations.

Royal Wolf’s ability to remain productive, profitable and competitive and to effect its planned growth initiatives depends on its ability to attract and retain workers. Tightening of the labor market in key regions due to a shortage of suitably skilled workers may inhibit Royal Wolf’s ability to hire and retain employees. Additionally, rising wages paid to employees may pose a risk to Royal Wolf’s margins if it is unable to pass on such higher costs through price increases.

Royal Wolf is also subject to Occupational Health and Safety regulations. If Royal Wolf is not able to maintain its working conditions to meet Occupational Health and Safety regulations it may impact Royal Wolf’s operations and ability to attract and retain workers and also result in contravention of those regulations, which may give rise to potential criminal and civil liability and also damage Royal Wolf’s brand and reputation.

Significant Risks Related Primarily to Our Business and Operations in North America

General or localized economic downturns or weakness may adversely affect Pac-Van’s customers, in particular those in the construction industry, which may reduce demand for Pac-Van’s products and services and negatively impact our future revenues and results of operations.

A significant portion of Pac-Van’s revenues is derived from customers who are in industries and businesses that are highly cyclical in nature and subject to changes in general economic conditions, including the construction industry, which constituted over 30% of Pac-Van’s revenues for the fiscal year ended June 30, 2012 and the six months ended December 31, 2012. Although the variety of Pac-Van’s products, the breadth of its customer base and the number of markets it serves throughout the United States limit its exposure to economic downturns, general economic downturns or localized downturns in markets where its operates could reduce demand for Pac-Van’s products, especially in the construction industry, and negatively impact our future revenues and results of operations. For example a significant downturn in the construction industry during the 2008 to 2011 period significantly reduced the utilization rate of its leased assets, and negatively impacted margins, cash flow, revenues and the overall results of operations.

Pac-Van faces significant competition in the modular buildings and portable storage industries. Pac-Van also faces potentially significant competition from modular buildings companies who have portable storage product offerings, especially from several national competitors in the United States who have greater financial resources and pricing flexibility than Pac-Van does. If Pac-Van is unable to compete successfully, it could lose customers and our future revenues could decline.

Although Pac-Van’s competition varies significantly by market, the modular buildings markets in which Pac-Van competes are dominated by two large participants and are highly competitive. In addition, Pac-Van competes with a number of large to mid-sized regional competitors, as well as many smaller, full and part-time operators in many local regions. The modular building industry is highly competitive, subject to stiff pricing competition and almost all of the competitors have portable storage product offerings. The primary modular national competitors with portable storage product offerings are less leveraged than Pac-Van, and have greater financial resources and pricing flexibility than Pac-Van does. If they focus on portable storage, Pac-Van could lose customers and our future revenues could decline. If Pac-Van is unable to compete successfully, it could lose customers and our future revenues could decline.

Because Pac-Van has depended to a large extent on the success of its leasing operations, the failure of Pac-Van to effectively and quickly remarket lease units that are returned could materially and adversely affect our results of operations.

Historically, Pac-Van’s average monthly lease fleet utilization has averaged between 70% and 85%; with the typical lease term being for an average period of over twelve months. The high utilization rate and the length of the average lease have provided Pac-Van with a predictable revenue stream. However, if utilization rates decline or should a significant number of Pac-Van’s lease units be returned during any short period of time, Pac-Van would have to re-lease a large supply of units at similar rates to maintain historic revenues from these operations. Pac-Van’s failure to effectively maintain historical utilization rates or remarket a large influx of units returning from leases could have a material adverse effect on our results of operations.

Sales of modular buildings, mobile offices and container product units constitute a significant portion of Pac-Van’s revenues and the failure to continue to sell units at historic rates could adversely affect our ability to grow Pac-Van’s lease fleet.

Revenues from sales of modular buildings, mobile offices and container products have been used to fund increases in the size of our lease fleet. As a result, the failure to continue to sell a significant number of units may adversely affect our ability to increase the size of Pac-Van’s lease fleet or to otherwise take advantage of business and growth opportunities available to it.

We may be brought into tort or environmental litigation or held responsible for cleanup of spills if the customer fails to perform, or an accident occurs in the use of our tank container products, which could materially adversely affect our business, future operating results or financial position.

Pac-Van’s portable liquid tank containers are used by our customers to store non-hazardous and certain hazardous liquids on the customer’s site. Our customers are responsible for proper operation of our fleet equipment while on lease and returning a cleaned and undamaged container upon completion of use, but we cannot always assure that these responsibilities are fully met in all cases. In addition, if an accident were to occur involving our lease equipment or a spill of substances were to occur when in-transport or on-lease with our customer, a claim could be made against us as owner of the lease equipment.

In the event of a spill or accident, we may be brought into a lawsuit or enforcement action by either our customer or a third party on numerous potential grounds, including that an inherent flaw in a container tank contributed to the accident or that the container tank had suffered some undiscovered harm from a previous customer’s prior use. In the event of a spill caused by our customers, we may be held responsible for cleanup under environmental laws and regulations concerning obligations of suppliers of rental products to effect remediation. In addition, applicable environmental laws and regulations may impose liability on us for conduct of third parties, or for actions that complied with applicable regulations when taken, regardless of negligence or fault. Substantial damage awards have also been made in certain jurisdictions against lessors of industrial equipment based upon claims of personal injury, property damage, and resource damage caused by the use of various products. While we try to take reasonable precautions that our lease equipment is in good and safe condition prior to lease and carry insurance to protect against certain risks of loss or accidents, liability could adversely impact our profitability.

The portable liquid containment rental industry is highly competitive, and competitive pressures could impair our ability to increase market share and to rent, or sell, equipment at favorable prices.

The portable liquid containment industry is highly competitive. We compete against national, regional and local companies, some of which are significantly larger than we are and both of which have greater financial and marketing resources than we have. Some of our competitors also have longer operating histories, lower cost basis of rental equipment, lower cost structures and more established relationships with equipment manufacturers than we have. In addition, certain of our competitors are more geographically diverse than we are and have greater name recognition among customers than we do. As a result, our competitors that have these advantages may be better able to attract customers.

We believe that local relationships, equipment quality, service levels and fleet size are key competitive factors in the portable liquid containment industry. From time to time, we or our competitors may attempt to compete aggressively by lowering rental rates or prices. Competitive pressures could adversely affect our future revenues and operating results by depressing the rental rates. To the extent we lower lease rates or increase our fleet in order to retain or increase market share, our operating margins would be adversely impacted. In addition, we may not be able to match a larger competitor’s price reductions or fleet investment because of its greater financial resources, all of which could adversely impact our future operating results.

Changes in regulatory, or governmental, oversight of hydraulic fracturing could materially adversely affect the demand for our portable liquid containment products.

We believe that in recent years growing demand related to hydraulic fracturing has increased and we have made a conscientious decision to enter into this market. However, oil and gas exploration and extraction (including use of tanks for hydraulic fracturing of gas and oil shale) are subject to numerous local, state and federal regulations. The hydraulic fracturing method of extraction has come under scrutiny in several states and by the Federal government due to the potential adverse effects that hydraulic fracturing, and the liquids and chemicals used, may have on water quality and public health. In addition, the disposal of wastewater from the hydraulic fracturing process into injection wells may increase the rate of seismic activity near drill sites and could result in regulatory changes, delays or interruption of future activity. Changes in these regulations could limit, interrupt, or stop exploration and extraction activities, which would negatively impact the demand for our portable liquid containment products.

Seasonality of the portable liquid containment industry may impact future quarterly results.

Activity typically declines from December through February. These months may have lower rental activity in parts of the country where inclement weather may delay, or suspend, a company’s project. The impact of these delays may be to decrease the number of frac tank containers on lease until companies are able to resume their projects when weather improves. These seasonal factors may impact our future quarterly results in each year’s second and third quarters.

Significant increases in raw material costs could increase our operating costs significantly and harm our future results of operations.

Pac-Van purchases raw materials, including metals, lumber, siding and roofing and other products, to construct and modify modular buildings and to modify containers to its customers’ requirements. Pac-Van also maintains a truck fleet to deliver units to and return units from customers. During periods of rising prices for raw materials, especially oil and fuel for delivery vehicles, and in particular when the prices increase rapidly or to levels significantly higher than normal, Pac-Van may incur significant increases in operating costs and may not be able to pass price increases through to customers in a timely manner, which could harm our future results of operations.

Failure to retain key personnel could adversely affect Pac-Van’s operations and could impede our ability to execute our business plan and growth strategy.

Pac-Van is managed largely by seven key senior managers. The continued success of Pac-Van will depend largely on the efforts and abilities of these senior managers. These officers and employees have an understanding of Pac-Van and its industry that cannot be readily duplicated. In addition, we do not have key-man insurance. The loss of any member of Pac-Van’s senior management team could impair our ability to execute our business plan and growth strategy, cause a loss of customers, reduce revenues and adversely affect employee morale.

Failure by Pac-Van’s manufacturers to sell and deliver products to Pac-Van in timely fashion may harm Pac-Van’s reputation and our financial condition.

Pac-Van currently purchases new modular buildings and components, mobile offices and container products directly from manufacturers. Although Pac-Van is not dependent on any one manufacturer and is able to purchase products from a variety of suppliers, the failure of one or more of its suppliers to timely manufacture and deliver storage containers to Pac-Van could adversely affect its operations. Pac-Van purchases new modular buildings and components, mobile offices and storage containers under purchase orders issued to various manufacturers, which the manufacturers may or may not accept or be able to fill. Pac-Van has no contracts with any supplier. If these suppliers do not timely fill Pac-Van’s purchase orders, or do not properly manufacture the ordered products, our reputation and financial condition also could be harmed.

Some zoning laws restrict the use of Pac-Van’s storage units and therefore limit its ability to offer its products in all markets.

Many of Pac-Van’s customers use Pac-Van’s storage units to store goods on their own properties. Local zoning laws in some of Pac-Van’s markets prohibit customers from maintaining mobile offices or storage containers on their properties or require that mobile offices or storage containers be located out of sight from the street. If local zoning laws in one or more of Pac-Van’s geographic markets were to ban or restrict its products from being stored on customers’ sites, Pac-Van’s business in that market could suffer.

Developments in California may have an adverse impact on our business and financial results.

We are headquartered and have operations in California, which like many other state and local jurisdictions is facing severe budgetary problems and deficits. Action that may be taken in response to these problems, such as increases in property taxes, changes to sales taxes, adoption of a proposed “Business Net Receipts Tax” or other governmental efforts to raise revenues could adversely impact our business and results of operations.

Significant Risks Related Primarily to Our Business and Operations at Southern Frac

Significant competition in the industry in which we operate may result in Southern Frac’s competitors offering new or better products and services or lower prices, which could result in a loss of customers and a decrease in our revenues.

The portable liquid storage tank container manufacturing industry is highly competitive. Southern Frac competes with other manufacturers of varying sizes, some of which have substantial financial resources. Manufacturers compete primarily on the quality of their products, customer relationships, service availability and cost. Barriers to entry are low. As a result, it is possible that additional competitors could enter the market at any time. If we are unable to successfully compete with other portable liquid storage tank container manufacturers we could lose customers and our revenues may decline.

Our business significantly depends on spending by the oil and natural gas industry in the United States, and this spending and our business has been, and may continue to be, adversely affected by industry and financial market conditions that are beyond our control.

We significantly depend on the willingness of the oil and gas industry to make operating and capital expenditures to explore, develop and produce oil and natural gas in the United States. Declines in these expenditures, due to the low natural gas price environment or other factors, could result in project modification, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts owed to us by customers. Expectations for lower market prices for oil and natural gas, as well as the availability of capital for operating and capital expenditures, may also cause the curtailment of spending, thereby reducing demand for our liquid storage tank containers. Industry conditions are influenced by numerous factors and events to which we have no control and any of these factors or events that would result in the reduction of drilling activity could adversely affect our operating results and cash flows.

Changes in regulatory, or governmental, oversight of hydraulic fracturing could materially adversely affect the demand for our portable liquid containment products.

Oil and gas exploration and extraction (including use of tanks for hydraulic fracturing of gas and oil shale) are subject to numerous local, state and federal regulations. The hydraulic fracturing method of extraction has come under scrutiny in several states and by the Federal government due to the potential adverse effects that hydraulic fracturing, and the liquids and chemicals used, may have on water quality and public health. In addition, the disposal of wastewater from the hydraulic fracturing process into injection wells may increase the rate of seismic activity near drill sites and could result in regulatory changes, delays or interruption of future activity. Changes in these regulations could limit, interrupt, or stop exploration and extraction activities, which would negatively impact the demand for our portable liquid containment products.

Seasonality of the portable liquid containment industry may impact future quarterly results.

Activity typically declines from December through February. These months may have lower rental activity in parts of the country where inclement weather may delay, or suspend, a company’s project. The impact of these delays may be to decrease the number of frac tank containers sold until companies are able to resume their projects when weather improves. These seasonal factors may impact our future quarterly results in each year’s second and third quarters.

Difficulties Associated with Fixed Manufacturing Capacity Levels

Southern Frac’s ability to increase manufacturing capacity may require significant investments in equipment and personnel. To the extent that we make investments to increase manufacturing capacity and demand for our products is not sustained, our results of operations and financial condition may be adversely affected. Conversely, if Southern Frac chooses not to make investments to increase manufacturing capacity, our ability to meet customer demand for our products and increase revenues may be adversely affected. Additionally, operating our facilities at near full capacity levels may cause us to incur labor cost at premium rates in order to meet customer requirements, experience increased maintenance expenses or require us to replace our machinery and equipment on an accelerated basis, each of which could cause our results of operations and financial condition to be adversely affected.

Implementation of Operational Improvements

As part of our ongoing focus on being a low-cost provider of high quality products, we continually analyze our business to further improve our operations. Our continued analysis may include identifying and implementing opportunities for: (i) further rationalization of manufacturing capacity; (ii) streamlining of selling, general and administrative overhead; or (iii) efficient investment in new equipment and the upgrading of existing equipment. We may be unable to successfully identify or implement plans targeting these initiatives, or fail to realize the benefits of the plans we have already implemented, as a result of operational difficulties, a weakening of the economy or other factors. Cost reductions may not fully offset decreases in the prices of our products due to the time required to develop and implement cost reduction initiatives. Additional factors such as inconsistent customer ordering patterns, increasing product complexity and heightened quality standards also may make it more difficult to reduce our costs. It is also possible that as we incur costs to implement improvement strategies, the initial impact on our financial position, results of operations and cash flow may be adverse and we may not be able to successfully realize sufficient cost savings to mitigate this adverse impact.

Southern Frac’s business could be harmed if it fails to maintain proper inventory levels.

Southern Frac seeks to maintain sufficient inventories to accommodate the needs of its customers including, in many cases, short lead times on delivery requirements. It purchases raw materials on a regular basis in an effort to maintain its inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon orders, customer volume expectations, historic buying practices and market conditions. Inventory levels in excess of customer demand may result in the use of higher-priced inventory to fill orders reflecting lower selling prices, if steel prices have significantly decreased. These events could adversely affect our financial results. Conversely, if it underestimates demand for its products or if its suppliers fail to supply quality products in a timely manner, it may experience inventory shortages. Inventory shortages could result in unfilled orders, negatively impacting its customer relationships and resulting in lost revenues, which could harm its business and adversely affect its financial results.

Our future operating results may be affected by fluctuations in raw material prices, and we may be unable to pass on any increases in raw material costs to our customers.

Our principal raw material is steel. The steel industry as a whole has been cyclical, and at times availability and pricing can be volatile due to a number of factors beyond our control. These factors include general economic conditions, domestic and worldwide demand, the influence of hedge funds and other investment funds participating in commodity markets, curtailed production from major suppliers due to factors such as the closing or idling of facilities, accidents or equipment breakdowns, repairs or catastrophic events, labor costs or problems, competition, new laws and regulations, import duties, tariffs, energy costs, availability and cost of steel inputs (e.g., ore, scrap, coke and energy), currency exchange rates and other factors. This volatility, as well as any increases in raw material costs, could significantly affect our steel costs and adversely impact our financial results. If our suppliers increase the prices of our critical raw materials, we may not have alternative sources of supply. In addition, in an environment of increasing prices for steel and other raw materials, competitive conditions may impact how much of the price increases we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to customers, our financial results could be adversely affected. Also, if steel prices decrease, competitive conditions may impact how quickly we must reduce our prices to our customers, and we could be forced to use higher-priced raw materials to complete orders for which the selling prices have decreased. Decreasing steel prices could also require us to write-down the value of our inventory to reflect current market pricing.

The loss of key supplier relationships could adversely affect us.

We have developed relationships with certain steel and other suppliers which have been beneficial to us by providing more assured delivery and a more favorable all-in cost, which includes price and shipping costs. If any of those relationships were disrupted, it could have an adverse effect on delivery times and the overall cost and quality of our raw materials, which could have a negative impact on our business. In addition, we do not have long-term contracts with any of our suppliers. If, in the future, we are unable to obtain sufficient amounts of steel and other products at competitive prices and on a timely basis from our traditional suppliers, we may be unable to obtain these products from alternative sources at competitive prices to meet our delivery schedule, which could have a material adverse affect on our results of operations.

The costs of manufacturing our products and our ability to supply our customers could be negatively impacted if we experience interruptions in deliveries of needed raw materials or supplies.

If, for any reason, our supply of steel is curtailed or we are otherwise unable to obtain the quantities we need at competitive prices, our business could suffer and our financial results could be adversely affected. Such interruptions could result from a number of factors, including a shortage of capacity in the supplier base of raw materials, energy or the inputs needed to make steel or other supplies, a failure of suppliers to fulfill their supply or delivery obligations, financial difficulties of suppliers resulting in the closing or idling of supplier facilities, other significant events affecting supplier facilities, significant weather events and other factors, all of which are beyond our control.

The loss of significant volume from our key customers could adversely affect us.

A significant loss of, or decrease in, business from any of our key customers could have an adverse effect on our sales and financial results if we cannot obtain replacement business. In addition, certain of our top customers may be able to exert pricing and other influences on us, requiring us to market, deliver and promote our products in a manner that may be more costly to us. Moreover, we generally do not have long-term contracts with our customers. As a result, although our customers periodically provide indications of their product needs and purchases, they generally purchase our products on an order-by-order basis, and the relationship, as well as particular orders, can be terminated at any time.

Risks Relating To Our Series C Preferred Shares

We cannot assure you that quarterly dividends on, or any other payments in respect of, the Series C Preferred Shares will be made timely or at all.

We cannot assure you that we will be able to pay quarterly dividends on the Series C Preferred Shares or to redeem the Series C Preferred Shares, if we wanted to do so. Quarterly dividends on our Series C Preferred Shares will be paid from funds legally available for such purpose when, as and if declared by our board of directors. You should be aware that certain factors may influence our decision, or adversely affect our ability, to pay dividends on, or make other payments in respect of, our Series C Preferred Shares, including, among other things:

•

the amount of our available cash or other liquid assets, including the impact of any liquidity shortfalls caused by the below-described restrictions on the ability of our subsidiaries to generate and transfer cash to us;

•	any of the events described in this prospectus or the documents incorporated by reference herein or therein that impact our future financial position or performance;

•	our ability to service and refinance our current and future indebtedness;

•	changes in our cash requirements to fund capital expenditures, acquisitions or other operational or strategic initiatives;

•	our ability to borrow or raise additional capital to satisfy our capital needs;

•

restrictions imposed by our existing, or any future, credit facilities, debt securities or leases, including restricted payment and leverage covenants that could limit our ability to make payments to holders of the Series C Preferred Shares;

•	limitations on the ability of Southern Frac or Royal Wolf to distribute cash to us due to third parties holding equity interests in those subsidiaries; and

•

limitations on cash payments to shareholders under Delaware law, including limitations that require dividend payments be made out of surplus or, subject to certain limitations, out of net profits for the then-current or preceding year in the event there is no surplus.

Based on its evaluation of these and other relevant factors, our board of directors may, in its sole discretion, decide not to declare a dividend on the Series C Preferred Shares for any quarterly period for any reason, regardless of whether we have funds legally available for such purpose. In such event, your sole recourse will be your rights as a holder of Series C Preferred Shares specified herein, including your right to cumulative dividends and your further right under certain specified circumstances to additional interest and limited conditional voting rights.

The Series C Preferred Shares represent perpetual equity interests.

The Series C Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not entitle the holders thereof to receive payment of a principal amount at a particular date. As a result, holders of the Series C Preferred Shares may be required to bear the financial risks of an investment in the Series C Preferred Shares for an indefinite period of time. In addition, the Series C Preferred Shares will rank junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

Increases in market interest rates may adversely affect the trading price of our Series C Preferred Shares.

One of the factors that will influence the trading price of our Series C Preferred Shares will be the dividend yield on the Series C Preferred Shares relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may reduce demand for our Series C Preferred Shares and would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series C Preferred Shares to decrease.

The Series C Preferred Shares are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. In addition, the lack of a fixed mandatory redemption date for the Series C Preferred Shares will increase your reliance on the secondary market for liquidity purposes.

The Series C Preferred Shares are a new issue of securities with no established trading market. In addition, since the Series C Preferred Shares have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market absent redemption by us. We intend to apply to list the Series C Preferred Shares on the NASDAQ Stock Market, but there can be no assurance that the NASDAQ Stock Market will accept the Series C Preferred Shares for listing. Even if the Series C Preferred Shares are approved for listing by the NASDAQ Stock Market, an active trading market on the NASDAQ Stock Market for the shares may not develop. Even if a trading market develops, it may not remain active, in which case the trading price of the shares of Series C Preferred Shares could be adversely affected and your ability to transfer your shares will be limited.

If an active trading market does develop on the NASDAQ Stock Market, our Series C Preferred Shares may trade at prices lower than the offering price. The trading price of our Series C Preferred Shares will depend on many factors, including:

•	market liquidity and prevailing interest rates, each as discussed above;

•	the market for similar securities;

•	our issuance of debt or preferred equity securities;

•	general economic and financial market conditions, and general market conditions;

•	our financial condition, results of operations and prospects; and

•	our actual or perceived ability to make dividend or other payments in respect of our Series C Preferred Shares.

We have been advised by the underwriters that they intend to make a market in our Series C Preferred Shares prior to the commencement of any trading on the NASDAQ Stock Market, but they are not obligated to do so and may discontinue any such market-making at any time without notice.

The Series C Preferred Shares have not been rated, and the lack of a rating may adversely affect the trading price of the Series C Preferred Shares.

We have not sought to obtain a rating for the Series C Preferred Shares, and the shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series C Preferred Shares or that we may elect to obtain a rating of our Series C Preferred Shares in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. The market value of the Series C Preferred Shares could be adversely affected if:

•	any ratings assigned to the Series C Preferred Shares in the future or to other securities we issue in the future are lower than market expectations or are subsequently lowered or withdrawn, or

•	ratings for such other securities would imply a lower relative value for the Series C Preferred Shares.

Our Series C Preferred Shares are junior to our debt liabilities and lease obligations, the debt and other liabilities of our subsidiaries and third-party holders’ of equity interests in our subsidiaries and your interests could be diluted by our issuance of additional shares of preferred stock, including additional Series C Preferred Shares, and by other transactions.

Our Series C Preferred Shares are subordinated to all of our existing and future indebtedness and lease obligations. As of December 31, 2012, we and our subsidiaries had outstanding indebtedness and liabilities of approximately $210.9 million and significant third party equity holders of our subsidiaries, all of which is senior in right of payment to your Series C Preferred Shares. Our existing indebtedness restricts, and our future indebtedness may include restrictions on GFN’s ability to receive distributions from its subsidiaries, and, accordingly, our ability to pay dividends to preferred shareholders.

Our charter currently authorizes the issuance of up to one million shares of preferred stock in one or more classes or series, and we will be permitted, without notice to or consent of the holders of Series C Preferred Shares, to issue additional Series C Preferred Shares or other securities that have rights junior to such shares, up to the maximum aggregate number of authorized shares of our preferred stock. The issuance of additional preferred stock on a parity with or senior to our Series C Preferred Shares would dilute the interests of the holders of our Series C Preferred Shares, and any issuance of preferred stock senior to or on a parity with our Series C Preferred Shares or of additional indebtedness could adversely affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series C Preferred Shares. See “— Risks Related To Our Series C Preferred Shares — We cannot assure you that quarterly dividends on, or any other payments in respect of, the Series C Preferred Shares will be made timely or at all.”

Except as provided under “Description of Series C Preferred Shares — Fixed Charge Coverage Ratio,” no provisions relating to our Series C Preferred Shares protect the holders of our Series C Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, any of which might adversely affect the holders of our Series C Preferred Shares.

As a holder of Series C Preferred Shares you have extremely limited voting rights.

Your voting rights as a holder of Series C Preferred Shares will be extremely limited. However, in the event that six quarterly dividends, whether consecutive or not, payable on Series C Preferred Shares are in arrears or a listing failure has occurred and is continuing, the holders of Series C Preferred Shares will have the right, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, to elect two additional directors to serve on our board of directors. For additional information on the terms of these limited conditional voting rights, as well as certain other limited protective voting rights, see “Description of the Preferred Shares — Voting Rights.”

As a holding company, our ability to make payments in respect of the Series C Preferred Shares depends on the ability of our subsidiaries to transfer funds to us.

As discussed in greater detail above under “— Risks Related To Our Business — As a holding company with no operations of our own, we rely on payments by our operating companies to meet our obligations,” we rely on the ability of our subsidiaries to generate and lawfully transfer to us sufficient cash to declare and make dividend payments to the holders of our equity securities. On May 3, 2013, Pac-Van, Wells Fargo Bank, National Association and HSBC Bank USA, NA entered into Amendment No. 1 to Pac-Van’s senior credit facility which permits Pac-Van to pay dividends in each fiscal year to General Finance and its subsidiaries equal to the lesser of $4,000,000 or the amount equal to the dividend rate of the Series C Preferred Stock and its aggregate liquidation preference and the actual amount of dividends required to be paid to the Series C Preferred Stock under its certificate of designation; provided that the payment of such dividends does not cause a default or event of default under Pac-Van’s senior credit facility, Pac-Van is solvent, Pac-Van is permitted to borrow $4,000,000 or more under the credit facility, Pac-Van is in compliance with the fixed charge coverage ratio covenant of its senior credit facility after giving effect to the payment and the dividends are paid no earlier than ten business days prior to the date they are due. The terms of Pac-Van’s senior credit facility therefore limit Pac-Van’s ability to pay dividends to General Finance which will be used to pay dividends on the Series C Preferred Stock. If the amount of the dividends payable on the Series C Preferred Stock exceeds the amount of the dividends Pac-Van is permitted to pay General Finance, and General Finance is unable to generate sufficient cash from its other subsidiaries for a dividend payment General Finance may not be able to make such required dividend payment on the Series C Preferred Stock. Our ability to pay dividends or make other payments to the holders of our Series C Preferred Shares will be adversely affected if Pac-Van’s senior credit facility prohibits the payment of dividends to General Finance Corporation and its subsidiaries or if our subsidiaries are unable to generate and lawfully and contractually transfer such funds to us.

Investors should not expect us to redeem the Series C Preferred Shares on the date the Series C Preferred Shares becomes redeemable by the Company or on any particular date afterwards.

The shares of Series C Preferred Shares have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. By their terms, the Series C Preferred Shares may be redeemed by us at our option either in whole or in part at any time on or after May 17, 2018 or, under certain circumstances, may be redeemed by us at our option, in whole, sooner than that date. Any decision we may make at any time regarding whether to redeem the Series C Preferred Shares will depend upon a wide variety of factors, including our evaluation of our capital position, our capital requirements and general market conditions at that time. See “— Risks Related To Our Series C Preferred Shares — We cannot assure you that quarterly dividends on, or any other payments in respect of, the Series C Preferred Shares will be made timely or at all.” You should not assume that we will redeem the Series C Preferred Shares at any particular time, or at all.

The Series C Preferred Shares are not convertible and purchasers may not realize a corresponding benefit if the trading price of our common stock rises.

The Series C Preferred Shares will not be convertible into common shares or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. In addition, the Series C Preferred Shares will earn dividends at a fixed rate (subject to adjustment). Accordingly, as noted in greater detail above, the market value of the Series C Preferred Shares may depend on, among other things, dividend and interest rates for other securities and other investment alternatives and our actual and perceived ability to make dividend or other payments in respect of our Series C Preferred Shares. Moreover, our right to redeem the Series C Preferred Shares on or after May 17, 2018 or in the event of a change in control could impose a ceiling on their value.

USE OF PROCEEDS

At our offering price of $100 per share of our Series C Preferred stock, we estimate the net proceeds to us from the sale of shares of Series C Preferred Stock that we are selling in this offering will be approximately $32,975,000, after deducting the underwriting commissions and estimated offering expenses payable by us. If the underwriter’s option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $37,725,000 assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

We intend to use the net proceeds from the sale of the securities offered by us under this prospectus primarily to pay down the senior indebtedness of Pac-Van pursuant to its credit facility which, among other things, is used for working capital purposes, had outstanding total borrowings of $92,651,000 at December 31, 2012, bears interest at LIBOR plus 2.75% to 3.25% and matures on September 7, 2017, and for the acquisition of rental services and specialty finance businesses and products in the United States, capital expenditures, working capital, potential acquisitions, directly or indirectly, of storage, office and portable liquid storage containers, modular buildings and mobile offices; the redemption of all of our issued and outstanding Series A Preferred Stock; as well as for general corporate purposes. We expect to redeem all of the issued and outstanding Series A 12.5% Cumulative Preferred Stock for approximately $1.3 million at the consummation of this offering. Pursuant to Pac-Van’s credit facility, as amended, we are required to use at least 80% of the gross proceeds of this offering, or $24,000,000, or $32,000,000 if the underwriters exercise the over-allotment option in full, to repay outstanding indebtedness under the credit facility. In the future, Pac-Van may make additional borrowings under the credit facility, subject to the terms of the credit facility, including the borrowing base. We have no present agreements to enter into any potential acquisitions, other than as disclosed in this prospectus. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering remaining after repayment of the senior indebtedness of Pac-Van described above. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness. We cannot predict whether the proceeds invested in such short-term securities will yield a favorable return.

CAPITALIZATION

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

The following table sets forth our capitalization as of December 31, 2012 on:

•	a historical basis; and

•

an as-adjusted basis to give further effect to the sale of 350,000 shares of our Series C Preferred Stock in this offering at an offering price of $100.00 per share, after deducting estimated underwriting commissions and estimated offering costs payable by us.

(In thousands, except share and per share data)

	December 31, 2012
	Actual	As adjusted(1)
	(Unaudited)
Assets
Cash and cash equivalents, including $1,000 of restricted cash	$6,594	$10,274

Debt
Senior and other debt	210,937	182,937

Equity
Cumulative preferred stock, $.0001 par value: 1,000,000 shares authorized; 26,750 shares issued and outstanding (in series) and liquidation value of $2,188	2,145	33,825
Common stock, $.0001 par value: 100,000,000 shares authorized 22,026,631 shares outstanding	2	2
Additional paid-in capital	113,301	113,301
Accumulated other comprehensive income	7,156	7,156
Accumulated deficit	(20,107)	(20,107)

Total General Finance Corporation stockholders’ equity	102,497	134,177
Equity of noncontrolling interests	100,333	100,333

Total equity	202,830	234,510

Total capitalization	$413,767	$417,447

(1)

The as-adjusted capitalization contemplates the issuance of $35,000,000 of Series C Preferred Stock and the receipt of the net proceeds thereof, incurrence of $275,000 in transaction costs, and the use of approximately $1.3 million in proceeds to redeem the Series A 12.5% Cumulative Preferred Stock outstanding.

The number of shares of common stock outstanding used for existing stockholders is based on 22,026,631 shares of our common stock outstanding as of December 31, 2012 and excludes 4,080,621 shares of common stock issuable upon exercise of stock options and warrants outstanding.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth unaudited information on the ratio of our earnings to fixed charges and preference dividends on a consolidated basis for the periods presented. For purposes of the ratios presented below, (i) earnings consist of consolidated income from continuing operations before income taxes and fixed charges, (ii) fixed charges include consolidated interest expense, one-third of rent expense (approximately the portion which represents interest) and (iii) preferred stock dividends consist of the preferred stock dividend costs of General Finance Corporation.

	Six Months Ended December 31, 2012	Year Ended June 30,
		2012	2011	2010
		(unaudited)
Ratio of earnings to fixed charges and preferred stock dividends	2.4	1.9	0.7	0.4

MARKET PRICES

Our units, common stock and warrants are listed on The NASDAQ Global Market (NASDAQ) under the symbols “GFNCU,” “GFN” and “GFNCW,” respectively. The following table sets forth for the periods indicated the range of high and low closing sales prices for the units, common stock and warrants:

	Units(1)		Common Stock		Warrants(2)
	High	Low	High	Low	High	Low
FY 2013:
Fourth Quarter (through April 30, 2013)	$4.69	$4.64	$4.69	$4.26	$0.32	$0.12
Third Quarter	11.98	3.85	5.14	4.35	0.59	0.20
Second Quarter	3.85	3.85	4.95	3.95	0.29	0.13
First Quarter	3.85	3.33	4.30	3.22	0.25	0.25
FY 2012:
Fourth Quarter	$3.35	$3.00	$3.22	$2.78	$0.12	$0.25
Third Quarter	3.39	2.66	2.89	2.48	0.12	0.12
Second Quarter	3.50	2.63	2.98	2.50	0.12	0.12
First Quarter	3.51	3.50	3.48	2.63	0.12	0.12
FY 2011:
Fourth Quarter	$4.40	$2.80	$3.61	$2.50	$0.12	$0.12
Third Quarter	3.51	2.21	3.65	1.92	0.12	0.12
Second Quarter	4.00	1.27	2.60	1.30	0.12	0.12
First Quarter	2.70	0.05	1.30	1.01	0.12	0.12

(1)	See description of Units on page 93.
(2)	See description of Warrants on page 93.

Record Holders

As of April 30, 2013, there were 28 stockholders of record of our common stock, 42 holders of record of our units and 19 holders of record of our warrants. We believe that there are thousands of beneficial owners of our common stock, units and warrants.

Dividend Policy

We have not paid any dividends on our common stock to date. The payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our board of directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the audited consolidated financial statements and the accompanying notes thereto; and the unaudited condensed consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

Background and Overview

We incorporated in Delaware on October 14, 2005 and completed our initial public offering (“IPO”) in April 2006. Our primary long-term strategy and business plan are to acquire and operate rental services and specialty finance businesses in North and South America, Europe and the Asia-Pacific (or Pan-Pacific) area.

At December 31, 2012, we have two geographic and three operating units. Royal Wolf, which leases and sells storage containers, portable container buildings and freight containers in Australia and New Zealand, which is referred geographically by us to be the Asia-Pacific (or Pan-Pacific) area; Pac-Van, which leases and sells storage, office and portable liquid storage tank containers, modular buildings and mobile offices in North America; and Southern Frac, which manufactures portable liquid storage tank containers for sale in North America.

We do business in three distinct, but related industries, mobile storage, modular space and liquid containment; which we collectively refer to as the “portable services industry.” Our two leasing subsidiaries, Royal Wolf and Pac-Van, lease and sell their products through 19 customer service centers (“CSCs”) in Australia, seven CSCs in New Zealand and 28 branch locations across 18 states in the United States and in Alberta, Canada. As of December 31, 2012, we had 254 and 454 employees and 39,226 and 14,038 lease fleet units in the Asia-Pacific area and North America, respectively.

Our products primarily consist of the following:

Mobile Storage

Storage Containers. Storage containers consist of new and used shipping containers that provide a flexible, low cost alternative to warehousing, while offering greater security, convenience and immediate accessibility. Our storage products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities. Specialty containers include blast-resistant units, hoarding units and hazardous-waste units. We also offer storage vans, also known as storage trailers or dock-height trailers.

Freight Containers. Freight containers are specifically designed for transport of products by road and rail. Our freight container products include curtain-side, refrigerated and bulk cargo containers, together with a range of standard and industry-specific dry freight containers.

Modular Space

Modular Buildings. Also known as manufactured buildings, modular buildings provide customers with additional space and are often modified to customer specifications. Modular buildings range in size from 1,000 to more than 30,000 square feet and may be highly customized.

Mobile Offices. Also known as trailers or construction trailers, mobile offices are re-locatable units with aluminum or wood exteriors on wood (or steel) frames on a steel carriage fitted with axles, allowing for an assortment of “add-ons” to provide comfortable and convenient temporary space solutions.

Portable Container Buildings and Office Containers. Portable container buildings and office containers are either modified or specifically-manufactured containers that provide self-contained office space with high design flexibility. Office containers in the U.S. are oftentimes referred to as ground level offices (“GLOs”).

Liquid Containment

Portable Liquid Storage Tank Containers. Portable liquid storage tank containers are often referred to as “frac tanks” or “frac tank containers” and are manufactured steel containers with fixed steel axles for transport and use in a variety of industries; including oil and gas exploration and field services, refinery, chemical and industrial plant maintenance, environmental remediation and field services, infrastructure building construction, marine services, pipeline construction and maintenance, tank terminals services, wastewater treatment and waste management and landfill services. While there are a number of different sizes of tanks currently used in the market place, we are currently focusing on the more common 500-barrel capacity containers. Our products typically include features such as guardrails, safety stairways, multiple entry ways and a sloped bottom for easy cleaning, an epoxy lining, and various feed and drain lines.

Six Months Ended December 31, 2012 (“YTD FY 2013”) Compared to Six Months Ended December 31, 2011 (“YTD FY 2012”)

The following compares our FY 2013 results of operations with our FY 2012 results of operations.

Revenues. Revenues increased by $15.8 million, or 16%, to $116.7 million in YTD FY 2013 from $100.9 million in YTD FY 2012. This consisted of an increase of $5.3 million, or 8%, in revenues at Royal Wolf, a $2.8 million increase, or 9%, in revenues at Pac-Van and $7.7 million from Southern Frac, which we acquired on October 1, 2012. The translation effect of the average currency exchange rate, driven by the slight strengthening in the Australian dollar relative to the U.S. dollar in YTD FY 2013 versus YTD FY 2012, caused a slight translation increase in YTD FY 2013 to the total revenues at Royal Wolf when compared to YTD FY 2012. In Australian dollars, total revenues at Royal Wolf increased by 7% in YTD FY 2013 from YTD FY 2012. The average currency exchange rate of one Australian dollar during YTD FY 2013 was $1.03884 U.S. dollar compared to $1.03251 U.S. dollar during YTD FY 2012.

The revenue increase at Royal Wolf was primarily in the mining and consumer sectors where revenues increased by approximately $4.5 million, or 24%, in YTD FY 2013 from YTD FY 2012. At Pac-Van, increases across-the-board in most sectors, particularly in commercial, construction and mining and energy, which totaled over $3.7 million, were offset somewhat by decreases totaling $1.8 million in the services, government and education sectors.

Sales and leasing revenues of our leasing operations represented 44% and 56% of total revenues (not including Southern Frac) in YTD FY 2013 and 51% and 49% of total revenues in YTD FY 2012, respectively.

Sales during YTD FY 2013 amounted to $55.7 million, compared to $51.1 million during YTD FY 2012; representing an increase of $4.6 million, or 9%. This included a decrease of $2.7 million, or 7%, in sales at Royal Wolf, a $0.4 million increase, or 4%, in sales at Pac-Van and $7.7 million of sales from Southern Frac. The sales decrease in YTD FY 2013 from YTD FY 2012 at Royal Wolf consisted of a $2.1 million decrease in our CSC retail operations (primarily from a decrease in unit sales of $1.9 million, lower average prices of $0.4 million, offset somewhat by favorable foreign exchange translation effect of $0.2 million) and a $0.6 million decrease in our national accounts group (primarily from lower unit sales of $1.3 million, offset somewhat by increases in average prices of $0.7 million). At Pac-Van, the lower sales in YTD FY 2013 versus YTD FY 2012 were primarily due to an over $2.0 million decrease in the services, retail and government sectors, offset somewhat by increases of $1.6 million in the other sectors, particularly the commercial, construction and mining and energy sectors. At Southern Frac, portable liquid storage tank container sales in YTD FY 2013 consisted of 232 units at an average sales price of approximately $33,300 per unit.

Leasing revenues during YTD FY 2013 totaled $61.0 million, as compared to $49.8 million during YTD FY 2012, representing an increase of $11.2 million, or 22%. Leasing revenues increased at Royal Wolf by $8.0 million, or 27%, and by $3.2 million, or 16%, at Pac-Van. The translation effect of the average currency exchange rate, driven by the slight strengthening in the Australian dollar relative to the U.S. dollar in YTD FY 2013 versus YTD FY 2012, caused a slight translation increase in YTD FY 2013 to the leasing revenues at Royal Wolf when compared to YTD FY 2012. In Australian dollars, leasing revenues at Royal Wolf increased by 26% in YTD FY 2013 from YTD FY 2012.

At Royal Wolf, average utilization in the retail operations was 86% during YTD FY 2013 and 89% during YTD FY 2012; and average utilization in the national accounts group operations was 76% during YTD FY 2013 and 80% during YTD FY 2012. In YTD FY 2013 and YTD FY 2012, the overall average utilization was 83% and 86%, respectively; and the average monthly lease rate of containers was AUS$165 in YTD FY 2013 and AUS$150 in YTD FY 2012. Leasing revenues in YTD FY 2013 increased over YTD FY 2012 due primarily to the combination of the higher average monthly lease rate and the average monthly number of units on lease being almost 4,000 higher in YTD FY 2013 as compared to YTD FY 2012. These factors more than offset the reduction in the average utilization rates between periods, though the utilization rates remain strong in YTD FY 2013. We believe the primary reasons we are generally able to maintain high average utilization rates and increase our average units on lease between periods at Royal Wolf are the stronger economy in the Asia-Pacific area and our position as the only company with a national footprint in the mobile storage industry in Australia and New Zealand. We continually review each local market in which we do business to determine if local factors justify increases or decreases in lease rates and the effect these changes would have on utilization and revenues.

At Pac-Van, average utilization rates were 87%, 83%, 83%, 66% and 76% and average monthly lease rates were $105, $259, $1,111, $236 and $844 for storage containers, office containers, frac tank containers, mobile offices and modular units, respectively, during YTD FY 2013; as compared to 89%, 84%, 0%, 66% and 77% and $103, $255, $0, $223 and $756 for storage containers, office containers, frac tank containers, mobile offices and modular units in YTD FY 2012, respectively. The average composite utilization rate in YTD FY 2013 and YTD FY 2012 was 78% and 77%, respectively, and the composite average monthly number of units on lease was over 1,400 higher in YTD FY 2013 as compared to YTD FY 2012. The strong utilization and generally higher monthly lease rates resulted primarily from improved demand across most sectors, with a modest reduction in leasing revenues in the government and education sectors.

Cost of Sales. Cost of sales (which is the cost related to our sales revenues only and exclusive of the line items discussed below) decreased by $1.8 million, from $37.2 million during YTD FY 2012 to $35.4 million during YTD FY 2013, as a result of the lower sales from our lease inventories and fleet discussed above. However, our gross profit percentage from these sales revenues decreased slightly to 26% YTD FY 2013 from 27% in YTD FY 2012. Cost of sales from our manufactured portable liquid storage tank containers totaled $6.5 million, or approximately $28,200 per unit, which included additional costs of $145,000 due to the purchase price allocation effect of carrying the opening inventory on October 1, 2012 at fair value. Our gross profit percentage from sales of manufactured units was approximately 15% during YTD FY 2013.

Direct Costs of Leasing Operations and Selling and General Expenses. Direct costs of leasing operations and selling and general expenses increased in absolute dollars (by $6.3 million, from $42.4 million during YTD FY 2012 to $48.7 million during YTD FY 2013), but remained steady as a percentage of revenues at 42%. This absolute dollar increase was not only the result of our increased leasing operations, but also to the additional selling and administrative expenses of $0.9 million incurred at Southern Frac in YTD FY 2013, which included $135,000 of one-time, transaction-related costs since the date of acquisition.

Depreciation and Amortization. Depreciation and amortization increased by $1.4 million to $10.6 million in YTD FY 2013 from $9.2 million in YTD FY 2012 primarily as a result of our increasing investment in the lease fleet and business acquisitions.

Interest Expense. Interest expense of $5.9 million in YTD FY 2013 was $0.4 million lower than the $6.3 million in YTD FY 2012. This was comprised of a decrease in interest expense at Royal Wolf of $0.4 million. The weighted-average interest rate (which does not include the effect of translation, interest rate swap contracts and options and the amortization of deferred financing costs) at Royal Wolf of 6.0% in YTD FY 2013 was substantially lower than the 8.8% in YTD FY 2012 and more than offset the comparative higher average borrowings. However, in North America, the decrease in the weighted-average interest rate (which does not include the effect of the amortization of deferred financing costs) of 4.9% in YTD FY 2013 from 6.3% in YTD FY 2012 was effectively offset by the higher average borrowings in YTD FY 2013, as compared to YTD FY 2012.

Foreign Currency Exchange and Other. The currency exchange rate of one Australian dollar to one U.S. dollar was $1.0597 at June 30, 2011, $1.0176 at December 31, 2011, $1.0161 at June 30, 2012 and 1.0374 at December 31, 2012. In YTD FY 2012 and YTD FY 2013, net unrealized and realized gains (losses) on foreign exchange totaled $(0.7) million and $0.8 million and $105,000 and $162,000, respectively; and net unrealized gains (losses) on forward currency exchange contracts totaled $0.2 million and $(0.1) million, respectively. In YTD FY 2013, the estimated fair value of the tangible and intangible assets acquired and liabilities assumed exceeded the purchase prices of two of our acquisitions resulting in bargain purchase gains of $0.2 million.

Income Taxes. Our effective income tax rate was 38.0% in both YTD FY 2013 and YTD FY 2012. The effective rate is greater than the U.S. federal rate of 34% (the Australian statutory tax rate is 30%) primarily because of state income taxes from the filing of tax returns in multiple U.S. states and because a portion of the depreciation and amortization on the fixed and intangible assets recorded in the Pac-Van acquisition is not deductible for U.S. federal income tax purposes.

Noncontrolling Interest. Noncontrolling interest in the Royal Wolf and Southern Frac results of operations was $3.6 million YTD FY 2013, as compared to $2.7 million in YTD FY 2012, reflecting the higher profitability of Royal Wolf between periods and the addition of Southern Frac in YTD FY 2013.

Net Income Attributable to Common Stockholders. We had net income attributable to common stockholders of $2.7 million in YTD FY 2013, which was $1.6 million greater than the $1.1 million in YTD FY 2012; primarily as a result of the greater operating profit in both the Pan-Pacific area and North America, lower interest expense, greater benefit from foreign exchange and derivative instrument transactions and bargain purchase gains in YTD FY 2013 when compared to YTD FY 2012.

Year Ended June 30, 2012 (“FY 2012”) Compared to Year Ended June 30, 2011 (“FY 2011”)

The following compares our FY 2012 results of operations with our FY 2011 results of operations.

Revenues. Revenues increased 16% to $212.2 million in FY 2012 from $182.3 million in FY 2011. This consisted of an increase of $15.6 million, or 12%, in revenues at Royal Wolf and a $14.3 million increase, or 26%, in revenues at Pac-Van. The translation effect of the average currency exchange rate, driven by the strengthening in the Australian dollar relative to the U.S. dollar in FY 2012 versus FY 2011, caused a portion of the increase in total revenues at Royal Wolf which showed an increase of 8% locally in Australian dollars. The average currency exchange rate of one Australian dollar during FY 2012 was $1.03272 U.S. dollar compared to $0.98939 U.S. dollar during FY 2011. The revenue increase at Royal Wolf was reflected in most of the sectors in which we do business in the Asia-Pacific area, but most significantly in the mining, building and construction, manufacturing, government and utilities sectors where revenues increased by approximately $13.6 million, or 10.8%, in FY 2012 from FY 2011.

Since the second half of our fiscal year ended June 30, 2009, the economic downturn, particularly in the construction-related industries, resulted in a significant reduction in our overall business in the United States. However, in FY 2012, revenues in this sector increased by $3.5 million from FY 2011. In addition, revenue increases in North America in FY 2012 over FY 2011 in the government-related, commercial, industrial, retail and mining and energy sectors totaling $13.2 million, more than offset a net decrease in primarily the education and services sectors of $2.4 million. FY 2012 revenues benefitted by the recognition of $6.5 million for modular unit revenues to one customer in the government-related sector in the United States. We believe these results are an indication that the North American markets where we conduct our business are generally stabilizing.

Sales and leasing revenues represented 51% and 49%, respectively, of total revenues in both FY 2012 and FY 2011.

Sales during FY 2012 amounted to $108.3 million, compared to $92.7 million during FY 2011; representing an increase of $15.6 million, or 17%. This included an increase of $4.7 million (primarily in the CSC retail operations), or 6%, in sales at Royal Wolf and a $10.9 million increase, or 61%, at Pac-Van. The translation effect of the average currency exchange rate, driven by the strengthening in the Australian dollar relative to the U.S. dollar in FY 2012 versus FY 2011, caused a portion of the increase in sales revenues at Royal Wolf which showed an increase of 2% locally in Australian dollars. Sales increases of $7.1 million (primarily from higher average prices of $5.4 million and favorable foreign exchange translation effect of $2.7 million, offset somewhat by a decrease in unit sales of $1.0 million) in our CSC retail operations in FY 2012 versus FY 2011 were offset somewhat by a sales decrease of $2.4 million in our national accounts group (primarily from lower unit sales of $3.1 million, offset somewhat by increases in average prices of $0.3 million and a favorable foreign exchange translation effect of $0.4 million). In addition to the $6.5 million of sales revenues recognized from one customer for modular units in the government-related sector discussed above, the higher sales of $4.4 million at Pac-Van in FY 2012 from FY 2011 resulted primarily from $6.4 million of additional business in primarily the construction, commercial, government-related and mining and energy sectors, which more than offset the net reduction in the other sectors, primarily education and industrial, of $2.0 million.

Leasing revenues during FY 2012 totaled $103.9 million, as compared to $89.6 million during FY 2011, representing an increase of $14.3 million, or 16%. Leasing revenues increased at Royal Wolf by $10.9 million, or 21%, and $3.4 million, or 9%, at Pac-Van. The translation effect of the average currency exchange rate, driven by the strengthening in the Australian dollar relative to the U.S. dollar in FY 2012 versus FY 2011, caused a portion of the increase in total revenues at Royal Wolf which showed an increase of 16% locally in Australian dollars.

At Royal Wolf, average utilization in the retail operations was 87% during FY 2012 and 88 % during FY 2011; and average utilization in the national accounts group operations was 79% during FY 2012 and 80% during FY 2011. In FY 2012 and FY 2011, the overall average utilization was 84% and 85%, respectively; and the average monthly lease rate of containers was AUS$151 in FY 2012 and AUS$153 in FY 2011. Leasing revenues in FY 2012 increased primarily due to the average monthly number of units on lease being over 3,700 higher in FY 2012 as compared to FY 2011 driven by, among other things, demand for storage and accommodation units in New Zealand resulting from the Christchurch, New Zealand earthquake in June 2011. However, we believe the primary reasons we’re generally able to maintain high average utilization rates and increase our average units on lease between periods at Royal Wolf are the stronger economy in the Asia-Pacific area and our position as the only company with a national footprint in the mobile storage industry in Australia and New Zealand. This increase in volume more than offset the decline in our overall average lease rate at Royal Wolf, which was primarily due to, among other things, increased competitive pressures in certain regions in Australia. We continually review each local market in which we do business to determine if local factors justify increases or decreases in lease rates and the effect these changes would have on utilization and revenues.

At Pac-Van, average utilization rates were 86%, 84%, 57%, 66% and 77% and average monthly lease rates were $102, $254, $1,327, $225 and $774 for storage containers, office containers, frac tank containers, mobile offices and modular units, respectively, during FY 2012; as compared to 87%, 74%, 0%, 63% and 75% and $96, $237, $0, $220 and $825 for storage containers, office containers, frac tank containers, mobile offices and modular units in FY 2011, respectively. The average composite utilization rate in FY 2012 was 76%, as compared to 74% in FY 2011, and the composite average monthly number of units on lease was over 800 higher in FY 2012 as compared to FY 2011. The generally higher utilization and monthly lease rates resulted primarily from improved demand in the mining and energy, construction, commercial and retail sectors. However, the average monthly lease rate for modular units decreased in FY 2012 from FY 2011 reflecting the general pricing pressures in the markets served by this product line.

Cost of Sales. Cost of sales (which is the cost related to our sales revenues only and exclusive of the line items discussed below) increased by $10.1 million to $79.6 million during FY 2012 from $69.5 million during FY 2011 as a result of the higher sales revenues discussed above; but we were more profitable primarily because of certain higher margin sales activities in our national accounts group in Australia and in our retail operations in New Zealand, as well as procurement cost improvements at both operating segments. Our gross profit percentage from sales revenues was 27% in FY 2012 versus 25% in FY 2011.

Direct Costs of Leasing Operations and Selling and General Expenses. Direct costs of leasing operations (which excludes depreciation and amortization) and selling and general expenses increased by $9.5 million to $87.5 million during FY 2012 from $78.0 million during FY 2011 to support the increased business activity, but decreased as a percentage of revenues to 41% in FY 2012 from 43% in FY 2011; primarily due to non-recurring expenses incurred in the Royal Wolf IPO in FY 2011 totaling $2.5 million.

Depreciation and Amortization. Depreciation and amortization decreased slightly by $0.3 million to $18.9 million in FY 2012 from $19.2 million in FY 2011.

Interest Expense. Interest expense of $12.7 million in FY 2012 was $7.6 million lower than the $20.3 million in FY 2011. This was comprised of a decrease of $7.2 million at Royal Wolf and $0.4 million in North America, primarily because of the lower average borrowings in FY 2012 as compared to FY 2011. In addition, the weighted-average interest rate (which does not include the effect of translation, interest rate swap contracts and options and the amortization of deferred financing costs) at Royal Wolf of 8.1% in FY 2012 was lower than the 12.0% in FY 2011. However, in North America the lower average borrowings in FY 2012 as compared to FY 2011 was offset somewhat by a slight increase in the weighted-average interest rate (which does not include the effect of the amortization of deferred financing costs) of 6.4% in FY 2012 versus 6.2% in FY 2011.

Foreign Currency Exchange. Prior to May 31, 2011, we had certain U.S. dollar-denominated debt at Royal Wolf, including intercompany borrowings, which were remeasured at each financial reporting date with the impact of the remeasurement being recorded in our consolidated statements of operations. Unrealized gains and losses resulting from such remeasurement due to changes in the Australian exchange rate to the U.S. dollar had a significant impact in our reported results of operations, as well as any realized gains and losses from payments on such U.S. dollar-denominated debt and intercompany borrowings. At May 31, 2011, the U.S. dollar-denominated debt, including intercompany borrowings, at Royal Wolf was fully repaid in conjunction with the Royal Wolf IPO. The currency exchange rate of one Australian dollar at June 30, 2010 was $0.8567 U.S. dollar compared to $1.0597 U.S. dollar at June 30, 2011. The repayment of the U.S. dollar-denominated debt, including intercompany borrowings, at Royal Wolf in conjunction with the Royal Wolf IPO was the primary reason we recognized a net realized foreign exchange gain of $13.5 million in FY 2011. Also in FY 2011, net unrealized losses on foreign exchange and forward currency exchange contracts totaled $9.0 million and $0.4 million, respectively. The currency exchange rate of one Australian dollar at June 30, 2012 was $1.0161 U.S. dollar. In FY 2012, net unrealized and realized gains (losses) on foreign exchange totaled $(0.7 million) and $0.9 million, respectively, and net unrealized gains on forward currency exchange contracts totaled $0.1 million.

Income Taxes. Our effective income tax rate was 38.0% in FY 2012, as compared to an effective tax rate of 50.1% in FY 2011 despite the pretax loss. The effective rate in FY 2012 is greater than the U.S. federal rate of 34% (the Australian statutory tax rate is 30%) primarily because of state income taxes from the filing of tax returns in multiple U.S. states and because a portion of the depreciation and amortization on the fixed and intangible assets recorded in the Pac-Van acquisition is not deductible for U.S. federal income tax purposes. The primary reason for a tax provision in FY 2011 versus a benefit was the Royal Wolf IPO, which triggered U.S.

federal and state income taxes as a result of changing the tax status of Royal Wolf from an over 80% subsidiary treated as a “disregarded entity” (which effectively considered Royal Wolf a domestic subsidiary that was included in our consolidated income tax returns) to a majority-owned foreign corporation (which effectively excludes it from our consolidated income tax returns). Among other things, this change required us to increase, for tax purposes, the cost basis of Royal Wolf’s inventory to fair value, which resulted in a taxable gain of approximately $6.4 million. In addition, in FY 2011, the effective tax rate was impacted by the non-deductibility for U.S. federal income tax purposes of the goodwill impairment charge and the filing of tax returns in multiple U.S. states. These increases to the effective tax rate in FY 2011 were offset somewhat by the favorable income tax impact of the amortization of goodwill acquired in acquisitions made in the Asia-Pacific area; which, until the date of the Royal Wolf IPO, was deductible for U.S. income tax reporting purposes.

Noncontrolling Interest. Noncontrolling interest represented Bison Capital’s 13.8% interest in Royal Wolf until the Royal Wolf IPO at May 31, 2011. Effective June 1, 2011, noncontrolling interest represents the pro rata share in the Royal Wolf results of operations of the shareholders of the RWH capital stock, other than us. In FY 2012, the charge for noncontrolling interest was $6.1 million, reflecting the profitability of Royal Wolf in FY 2012, as compared to a $6.9 million charge in FY 2011. In FY 2011, the noncontrolling interest primarily reflected the accretion of the redemption value of the Bison Capital put option and reference is made to the “Liquidity and Financial Condition” section for further discussion of the satisfaction of the Bison Capital put option in conjunction with the Royal Wolf IPO.

Net Income Attributable to Common Stockholders. We had net income attributable to common stockholders of $2.4 million FY 2012, as compared to a net loss of $15.9 million in FY 2011, an increase of $18.3 million; primarily the result of increased profitability in both operating segments, non-recurring expenses of $2.5 million incurred in FY 2011 as a result of the Royal Wolf IPO, but not incurred in FY 2012, and lower interest expense; offset somewhat by a lower foreign currency exchange gain and higher income tax provision in FY 2012 versus FY 2011.

Measures not in Accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”)

Earnings before interest, income taxes, impairment, depreciation and amortization and other non-operating costs and income (“EBITDA”) and adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with U.S. GAAP. These measures are not measurements of our financial performance under U.S. GAAP and should not be considered as alternatives to net income, income from operations or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flow from operating, investing or financing activities as a measure of liquidity.

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. You are encouraged to evaluate each adjustment and whether you consider each to be appropriate. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or to reduce our indebtedness. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following table shows our adjusted EBITDA and the reconciliation from net income (loss) (in thousands):

	Six Months Ended December 31,
	2011	2012
Net income (loss)	$3,869	$6,323
Add (deduct) —
Provision for income taxes	2,372	3,876
Foreign currency exchange (gain) loss and other	(323)	(468)
Interest expense	6,290	5,855
Interest income	(128)	(40)
Depreciation and amortization	9,240	10,696
Share-based compensation expense	420	646

Adjusted EBITDA	$21,740	$26,888

	Year Ended June 30,
	2010	2011	2012
Net income (loss)	($8,956)	($8,858)	$8,742
Add —
Provision (benefit) for income taxes	(1,261)	2,958	5,360
Foreign currency exchange gain and other	(1,948)	(4,125)	(443)
Interest expense	15,974	20,293	12,743
Interest income	(234)	(487)	(157)
Depreciation and amortization	19,619	19,165	18,924
Impairment of goodwill	7,633	5,858	—
Share-based compensation expense	629	693	901
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	—	369	—
Provision for shares of RWH capital stock to purchased and awarded to Royal Wolf senior management team	—	802	—
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	—	1,311	—

Adjusted EBITDA	$31,456	$37,979	$46,070

Our business is capital intensive, so from an operating level we focus primarily on EBITDA and adjusted EBITDA to measure our results. These measures provide us with a means to track internally generated cash from which we can fund our interest expense and fleet growth objectives. In managing our business, we regularly compare our adjusted EBITDA margins on a monthly basis. As capital is invested in our established branch locations, we achieve higher adjusted EBITDA margins on that capital than we achieve on capital invested to establish a new branch (or CSC), because our fixed costs are already in place in connection with the established branches. The fixed costs are those associated with yard and delivery equipment, as well as advertising, sales, marketing and office expenses. With a new market or branch, we must first fund and absorb the start-up costs for setting up the new branch facility, hiring and developing the management and sales team and developing our marketing and advertising programs. A new branch will have low adjusted EBITDA margins in its early years until the number of units on rent increases. Because of our higher operating margins on incremental lease revenue, which we realize on a branch-by-branch basis, when the branch achieves leasing revenues sufficient to cover the branch’s fixed costs, leasing revenues in excess of the break-even amount produce large increases in profitability and adjusted EBITDA margins. Conversely, absent significant growth in leasing revenues, the adjusted EBITDA margin at a branch will remain relatively flat on a period by period comparative basis.

Liquidity and Financial Condition

Each of our operating units substantially funds its operations through secured bank credit facilities that require compliance with various covenants. These covenants require them to, among other things, maintain certain levels of interest coverage, EBITDA (as defined), utilization rate and overall leverage.

Royal Wolf has an approximately $128,900,000 (AUS$100,000,000 and NZ$29,400,000) secured senior credit facility with Australia and New Zealand Banking Group Limited (“ANZ” and the “ANZ Credit Facility”) that matures on June 30, 2014, except for a $15,561,000 (AUS$15,000,000) revolving sub-facility that matures on November 14, 2014. The ANZ Credit facility, as amended, is comprised of a working capital sub-facility (primarily for receivable financing) and revolving sub-facilities (primarily for lease fleet purchases and acquisitions) in both Australia and New Zealand.

Pac-Van had an $85,000,000 senior secured revolving credit facility with a syndicate led by PNC Bank, National Association (“PNC”) that included Wells Fargo Bank, National Association (“Wells Fargo”) and Union Bank, N.A. (the “PNC Credit Facility”). The PNC Credit Facility was scheduled to mature on January 16, 2013, but on September 7, 2012, Pac-Van entered into a new five-year, senior secured revolving credit facility with a syndicate led by Wells Fargo, that also includes HSBC Bank USA, NA, and the Private Bank and Trust Company (the “Wells Fargo Credit Facility “). Under the Wells Fargo Credit Facility, Pac-Van may borrow up to $110,000,000, subject to the terms of a borrowing base, as defined, and provides for the issuance of irrevocable standby letters of credit in amounts totaling up to $5,000,000. In connection with the Wells Fargo Credit Facility, all outstanding amounts due under the PNC Credit Facility and the $15,000,000 senior subordinated note with Laminar Direct Capital, L.L.C. (“Laminar Note”) were fully repaid.

Southern Frac has a $15,000,000 senior secured facility with Wells Fargo (the “Wells Fargo SF Credit Facility”) that consists of (i) a three-year $12,000,000 revolving line of credit; (ii) a $500,000 equipment term loan, which fully amortizes over 36 months; (iii) a $1,500,000 term loan, which fully amortizes over 24 months; and (iv) up to $1,000,000 of capital expenditure loans, which fully amortize over 36 months.

As of December 31, 2012, our required principal and other obligations payments for the twelve months ending December 31, 2013 and the subsequent three fiscal years are as follows (in thousands):

	Twelve Months Ending December 31,
	2013	2014	2015	2016
ANZ Credit Facility(a)	$4,924	$104,463	$681	$544
Wells Fargo Credit Facility(b)	—	—	—	—
Wells Fargo SF Credit Facility	1,006	1,172	306	—
Other	1,290	1,645	915	120

	$7,220	$107,280	$1,902	$664

(a)

Reflects primarily the working capital sub-facilities as due within the next twelve months. These should continually roll over and would be fully repaid at the maturity of the ANZ Credit Facility in June 2014.

(b)	The Wells Fargo Credit Facility matures in September 2017.

We intend to continue utilizing our operating cash flow and borrowing capacity primarily to expanding our container sale inventory and lease fleet through both capital expenditures and accretive acquisitions.

We currently do not pay a dividend on our common stock and do not intend on doing so in the foreseeable future.

Recent Developments

On May 3, 2013, Pac-Van, Wells Fargo Bank, National Association and HSBC Bank USA, NA entered into Amendment No. 1 to Pac-Van’s senior credit facility which permits Pac-Van to pay dividends in each fiscal year to General Finance and its subsidiaries equal to the lesser of $4,000,000 or the amount equal to the dividend rate of the Series C Preferred Stock and its aggregate liquidation preference and the actual amount of dividends required to be paid to the Series C Preferred Stock under its certificate of designation; provided that the payment of such dividends does not cause a default or event of default under Pac-Van’s senior credit facility, Pac-Van is solvent, Pac-Van is permitted to borrow $4,000,000 or more under the credit facility, Pac-Van is in compliance with the fixed charge coverage ratio covenant of its senior credit facility after giving effect to the payment and the dividends are paid no earlier than ten business days prior to the date they are due. This amendment requires that General Finance use 80% of the gross proceeds of this offering, or $24,000,000, if the over-allotment option is not exercised, to pay down borrowings under the Pac-Van senior credit facility. Pac-Van will be permitted to make additional borrowings under the credit facility, subject to the terms of the credit facility, including the borrowing base.

Cash Flow for YTD FY 2013 Compared to YTD FY 2012

Our business is capital intensive, and we acquire leasing assets before they generate revenues, cash flow and earnings. These leasing assets have long useful lives and require relatively minimal maintenance expenditures. Most of the capital we deploy into our leasing business historically has been used to expand our operations geographically, to increase the number of units available for lease at our branch and CSC locations and to add to the breadth of our product mix. Our operations have generated annual cash flow that exceeds our reported earnings, which would include, even in profitable periods, the deferral of income taxes caused by accelerated depreciation that is used for tax accounting.

As we discussed above, our principal source of capital for operations consists of funds available from the senior secured credit facilities at our operating units. We also finance a smaller portion of capital requirements through finance leases and lease-purchase contracts. Supplemental information pertaining to our consolidated sources and uses of cash is presented in the table below (in thousands):

	Six Months Ended December 31,
	2011	2012
Net cash provided by (used in) operating activities	$(763)	$10,614

Net cash used in investing activities	$(15,870)	$(41,513)

Net cash provided by financing activities	$17,211	$29,303

Operating activities. Our operations provided net cash flow of $10.6 million during YTD FY 2013, an increase of $11.4 million from the $0.8 million of operating cash flow used during YTD FY 2012. Net income of $6.3 million in YTD FY 2013 was higher by $2.4 million from net income of $3.9 million in YTD FY 2012 and our operating cash flows increased by $7.1 million in YTD FY 2013 from the management of operating assets and liabilities when compared to YTD FY 2012. In YTD FY 2013 and YTD FY 2012, operating cash flows were reduced by $7.4 million and $14.5 million, respectively, from the management of operating assets and liabilities. In addition, our operating cash flows in YTD FY 2013 increased by $1.5 million over YTD FY 2012 as a result of larger non-cash adjustments of depreciation and amortization on fixed and intangible assets. Depreciation and amortization totaled $10.7 million in YTD FY 2013 versus $9.2 million in YTD FY 2012. These increases to operating cash flows in YTD FY 2013 from YTD FY 2012 were partially offset by net unrealized losses from foreign exchange and derivative instruments, which reduce operating results, but are non-cash add-backs for cash flow purposes, of only $0.1 million in YTD FY 2013 as compared to $1.2 million in YTD FY 2012. In both periods, operating cash flows benefitted from the deferral of income taxes, which totaled $3.3 million in YTD FY 2013 and $2.0 million in YTD FY 2012. Historically, operating cash flows are typically enhanced by the deferral of most income taxes due to the rapid tax depreciation rate of our fixed assets and available net operating loss carryforwards. Additionally, in both YTD FY 2013 and YTD FY 2012, operating cash flows were reduced by gains on the sales of lease fleet of $3.3 million and $3.1 million, respectively, and enhanced by non-cash share-based compensation charges of $0.6 million and $0.4 million, respectively.

Investing Activities. Net cash used by investing activities was $41.5 million during YTD FY 2013, as compared to $15.9 million being used during YTD FY 2012. Purchases of property, plant and equipment, or rolling stock, were approximately $4.5 million in YTD FY 2013 versus only $1.3 million in YTD FY 2012; and net capital expenditures of lease fleet (purchases, net of proceeds from sales of lease fleet) were $24.1 million in YTD FY 2013 as compared to $14.9 million in YTD FY 2012. The increase in YTD FY 2013 net capital expenditures from YTD FY 2012 was due to primarily container lease fleet purchases in both the Pan-Pacific area and North America. The amount of cash that we use during any period in investing activities is almost entirely within management’s discretion and we have no significant long-term contracts or other arrangements pursuant to which we may be required to purchase at a certain price or a minimum amount of goods or services. In YTD FY 2013, we made six business acquisitions, three in Australia and three in the in the United States, for cash totaling $12.9 million. There were no business acquisitions in YTD FY 2012.

Financing Activities. Net cash provided by financing activities was $29.3 million during YTD FY 2013, as compared to $17.2 million provided during YTD FY 2012. In YTD FY 2013, in connection with the refinancing at Pac-Van (see “Liquidity and Financial Condition” above), we fully repaid the PNC Credit Facility and Laminar Note for $79.2 million and borrowed a net $112.6 million on the existing credit facilities, including the two new Wells Fargo credit facilities, primarily to fund our increasing investment in the container lease fleet and business acquisitions. This compares to increasing outstanding borrowings in YTD FY 2012 by a net $17.6 million. Also in YTD FY 2013, we incurred deferred financing costs of $1.4 million primarily in connection with the refinancing at Pac-Van.

Cash Flow for FY 2012 Compared to FY 2011

Our leasing business is capital intensive, and we acquire leasing assets before they generate revenues, cash flow and earnings. These leasing assets have long useful lives and require relatively minimal maintenance expenditures. Most of the capital we deploy into our leasing business historically has been used to expand our operations geographically, to increase the number of units available for lease at our branch and CSC locations and to add to the breadth of our product mix. Our operations have generated annual cash flow that exceeds our reported earnings, which would include, even in profitable periods, the deferral of income taxes caused by accelerated depreciation that is used for tax accounting.

As we discussed above, our principal source of capital for operations consists of funds available from the senior secured credit facilities at our operating units, Royal Wolf and Pac-Van. We also finance a smaller portion of capital requirements through finance leases and lease-purchase contracts. Supplemental information pertaining to our consolidated sources and uses of cash is presented in the table below (in thousands):

	Year Ended June 30,
	2011	2012
Net cash provided by operating activities	$18,515	$15,185

Net cash used in investing activities	$(20,704)	$(53,249)

Net cash provided by (used in) financing activities	$3,963	$38,856

Operating activities. Our operations provided net cash flow of $15.2 million during FY 2012, a decrease of $3.3 million from the $18.5 million provided during FY 2011. Though the net income of $8.7 million in FY 2012 was higher by $17.6 million from net loss of $8.9 million in FY 2011, our operating cash flows were reduced by $12.3 million from the management of operating assets and liabilities in FY 2012, as compared to a reduction of $6.3 million in FY 2011, primarily as a result of increased investments in container sale inventory in the Asia-Pacific area and higher levels of trade and other receivables due to the significantly increased revenues at both operating segments in FY 2012 versus FY 2011. In addition, net unrealized losses from foreign exchange and derivative instruments, which reduce operating results, but are non-cash add-backs for cash flow purposes, were $1.4 million in FY 2012 versus $8.7 million in FY 2011; and, in FY 2011, we recorded a non-cash impairment write-down of goodwill of $5.9 million, which is also an add-back for cash flow purposes. In both periods, operating cash flows benefitted from the deferral of income taxes, $4.6 million in FY 2012 and $2.4 million in FY 2011. Historically, operating cash flows are typically enhanced by the deferral of most income taxes due to the rapid tax depreciation rate of our fixed assets and available net operating loss carryforwards. Additionally, in both FY 2012 and FY 2011, operating cash flows were enhanced by non-cash adjustments of depreciation and amortization on fixed and intangible assets of $19.6 million in FY 2012 and $21.1 million in FY 2011; and were reduced by gains on the sales of lease fleet of $7.6 million in FY 2012 and $5.6 million in FY 2011.

Investing Activities. Net cash used by investing activities was $53.2 million during FY 2012, as compared to $20.7 million being used during FY 2011. Purchases of property, plant and equipment, or rolling stock, were approximately $3.2 million in FY 2012 and $3.8 million in FY 2011; and net capital expenditures of lease fleet (purchases, net of proceeds from sales of lease fleet) were $45.4 million in FY 2012 and $16.1 million in FY 2011. Although the increase in FY 2012 capital expenditures from FY 2011 primarily resulted from container lease fleet purchases in the Asia-Pacific area, we also increased container capital expenditures in the United States in order to diversify our domestic lease fleet from mobile offices and modular units, which sales and leasing activities can be influenced by the cyclical construction-related industries. However, the amount of cash that we use during any period in investing activities is almost entirely within management’s discretion and, other than a preferred supply agreement which requires us to purchase yearly up to a certain amount of containers, if offered to us, we have no significant long-term contracts or other arrangements pursuant to which we may be required to purchase at a certain price or a minimum amount of goods or services. In FY 2012, we made two acquisitions, one in Canada and the other in New Zealand, totaling $4.6 million versus one acquisition, in two separate transactions, in the United States totaling $0.9 million.

Financing Activities. Net cash provided by financing activities was $38.9 million during FY 2012, as compared to $4.0 million provided during FY 2011. In FY 2012, we borrowed a net $41.4 million on our existing credit facilities in order to fund our increasing investment in container sale inventory and lease fleet, as compared to reducing our outstanding borrowings in FY 2011 by a net $69.4 million. In FY 2011, we completed an IPO in Australia of a noncontrolling interest in Royal Wolf for net proceeds of $92.4 million (see “Liquidity and Financial Condition” above) and over $84.0 million of the net proceeds from the Royal Wolf IPO in FY 2011was used to reduce outstanding borrowings and to satisfy the Bison put option (see Note 10 of Notes to Consolidated Financial Statements). Also in FY 2012, the Board of Directors of Royal Wolf declared a dividend of AUS$0.035 per RWH share payable to shareholders of record on March 20, 2012, with $1.8 million representing the amount of the dividend pertaining to the noncontrolling interest. In FY 2011, we incurred deferred financing costs of $1.8 million during the July 2010 refinancing at Pac-Van (see “Liquidity and Financial Condition” above).

Asset Management

Receivables and inventories were $33.4 million and $42.5 million (including $4.0 million at Southern Frac) at December 31, 2012 and $35.4 million and $31.2 million at June 30, 2012, respectively. Effective asset management remains a significant focus as we strive to continue to apply appropriate credit and collection controls and maintain proper inventory levels to enhance cash flow and profitability. At December 31, 2012, days sales outstanding (“DSO”) in trade receivables were 41 days and 46 days for Royal Wolf and Pac-Van, as compared to 41 days and 51 days at June 30, 2012, respectively. DSO for Southern Frac at December 31, 2012 was 14 days.

The net book value of our total lease fleet increased from $259.5 million at June 30, 2012 to $290.0 million at December 31, 2012. At December 31, 2012, we had 53,264 units (19,490 units in retail operations in Australia, 10,948 units in national account group operations in Australia, 8,788 units in New Zealand, which are considered retail; and 14,038 units in North America) in our lease fleet, as compared to 48,888 units (18,297 units in retail operations in Australia, 9,971 units in national account group operations in Australia, 8,229 units in New Zealand, which are considered retail; and 12,391 units in North America) at June 30, 2012. At those dates, 44,526 units (16,401 units in retail operations in Australia, 9,695 units in national account group operations in Australia, 7,521 units in New Zealand, which are considered retail; and 10,909 units in North America) and 39,001 units (14,957 units in retail operations in Australia, 7,291 units in national account group operations in Australia, 7,205 units in New Zealand, which are considered retail; and 9,548 units in North America) were on lease, respectively.

In the Asia-Pacific area, the lease fleet was comprised of 35,539 storage and freight containers and 3,687 portable building containers at December 31, 2012; and 33,203 storage and freight containers and 3,294 portable building containers at June 30, 2012. At those dates, units on lease were comprised of 31,026 storage and freight containers and 2,591 portable building containers; and 26,988 storage and freight containers and 2,465 portable building containers, respectively.

In North America, the lease fleet was comprised of 6,658 storage containers, 1,389 office containers (GLOs), 244 portable liquid storage tank containers, 4,763 mobile offices and 984 modular units at December 31, 2012; and 5,247 storage containers, 1,272 office containers, 55 portable liquid storage tank containers, 4,825 mobile offices and 992 modular units at June 30, 2012. At those dates, units on lease were comprised of 5,738 storage containers, 1,147 office containers, 209 portable liquid storage tank containers, 3,060 mobile offices and 755 modular units; and 4,498 storage containers, 1,034 office containers, 39 portable liquid storage tank containers, 3,220 mobile offices and 757 modular units, respectively.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Seasonality

Although demand from certain customer segments can be seasonal, our operations as a whole are not seasonal to any significant extent. We experience a reduction in sales volumes at Royal Wolf during Australia’s summer holiday break from mid-December to the end of January, followed by February being a short working day month. However, this reduction in sales typically is counterbalanced by the increased lease revenues derived from the removals or moving and storage industry, which experiences its seasonal peak of personnel relocations during this same summer holiday break. Demand from some of Pac-Van’s customers can be seasonal, such as in the construction industry, which tends to increase leasing activity in the first and fourth quarters; while customers in the retail industry tend to lease more units in the second quarter.

Impact of Inflation

We believe that inflation has not had a material effect on our business. However, during periods of rising prices and, in particular when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our operating costs and may not be able to pass price increases through to our customers in a timely manner, which could harm our future results of operations.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we re-evaluate all of our estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions as additional information becomes available in future periods. We believe the following are the more significant judgments and estimates used in the preparation of our consolidated financial statements.

We are required to estimate the collectability of our trade receivables. Accordingly, we maintain allowances for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. On a recurring basis, we evaluate a variety of factors in assessing the ultimate realization of these receivables, including the current credit-worthiness of our customers, days sales outstanding trends, a review of historical collection results and a review of specific past due receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, resulting in decreased net income. To date, uncollectible accounts have been within the range of our expectations.

We lease and sell storage, building, office and portable liquid storage tank containers, modular buildings and mobile offices to our customers. Leases to customers generally qualify as operating leases unless there is a bargain purchase option at the end of the lease term. Revenue is recognized as earned in accordance with the lease terms established by the lease agreements and when collectability is reasonably assured. Revenue is recognized as earned in accordance with the lease terms established by the lease agreements and when collectability is reasonably assured. Revenue from sales of equipment is recognized upon delivery and when collectability is reasonably assured.

We have a fleet of storage, portable building, office and portable liquid storage tank containers, mobile offices, modular buildings and steps that we lease to customers under operating lease agreements with varying terms. The lease fleet (or lease or rental equipment) is recorded at cost and depreciated on the straight-line basis over the estimated useful life (5 — 20 years), after the date the units are put in service, down to their estimated residual values (up to 70% of cost). In our opinion, estimated residual values are at or below net realizable values. We periodically review these depreciation policies in light of various factors, including the practices of the larger competitors in the industry, and our own historical experience.

For the issuances of stock options, we follow the fair value provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation. FASB ASC Topic 718 requires recognition of employee share-based compensation expense in the statements of income over the vesting period based on the fair value of the stock option at the grant date. The pricing model we use for determining fair values of the purchase option is the Black-Scholes Pricing Model. Valuations derived from this model are subject to ongoing internal and external verification and review. The model uses market-sourced inputs such as interest rates, market prices and volatilities. Selection of these inputs involves management’s judgment and may impact net income. In particular, prior to July 1, 2009, we used volatility rates based upon a sample of comparable companies in our industry and we now use a volatility rate based on the performance of our common stock, which yields a higher rate. In addition we use a risk-free interest rate, which is the rate on U.S. Treasury instruments, for a security with a maturity that approximates the estimated remaining expected term of the stock option.

We account for goodwill in accordance with FASB ASC Topic 350, Intangibles — Goodwill and Other. FASB ASC Topic 350 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires these assets be reviewed for impairment at least annually. We operate two reportable and operating segments (Pac-Van and Royal Wolf). All of our goodwill was allocated between these two reporting units. We performed an annual impairment test on goodwill at June 30 using the quantitative two-step process under FASB ASC Topic 350. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We would also consider performing impairment tests during an interim reporting period in which significant events or changes in circumstances indicate that a permanent impairment may have occurred. Some factors we consider important which could trigger such an impairment review include (1) significant underperformance relative to historical, expected or projected future operating results; (2) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; (3) significant changes during the period in our market capitalization relative to net book value; and (4) significant negative industry or general economic trends. At December 31, 2012, there were no significant changes in events or circumstances that were not existing or considered at Royal Wolf or Pac-Van since the annual test at June 30, 2012. Effective July 1, 2012, we adopted the new qualitative assessment now allowable under ASC Topic 350. It will no longer be required for us to calculate the fair value of a reporting unit unless a determination is made based on a qualitative assessment that it is more likely than not (i.e., greater than 50%) that the fair value of the reporting unit is less than its carrying amount. However, if we do determine that fair value is less than the carrying amount, the existing quantitative calculations in steps one and two under ASC Topic 350 continue to apply.

At June 30, 2012, we performed the first step of the two-step impairment test and compared the fair value of each reporting unit to its carrying value. In assessing the fair value of the reporting units, we considered both the market approach and the income approach. Under the market approach, the fair value of the reporting unit was determined on a weighted-average range of multiples to adjusted EBITDA. Under the income approach, the fair value of the reporting unit was based on the present value of estimated cash flows. The income approach was dependent on a number of significant management assumptions, including estimated future revenue growth rates, gross margins on sales, operating margins, capital expenditures and discount rates. Each approach was given equal weight in arriving at the fair value of the reporting unit. If the carrying value of the net assets of any reporting unit would have exceeded its fair value, a step-two impairment test would have been performed. In a step-two test, we would be required to determine the implied fair value of the goodwill and compare it to the carrying value of the goodwill. Generally, this would involve allocating the fair value of the reporting unit to the respective assets and liabilities (as if the reporting unit had been acquired in separate and individual business combination and the fair value was the price paid to acquire it) with the excess of the fair value of the reporting unit over the amounts assigned to their respective assets and liabilities being the implied fair value of goodwill. It was determined that the fair value of both the Royal Wolf and Pac-Van reporting units exceeded the carrying values of its net assets at June 30, 2012. However, the fair value of the Pac-Van reporting unit was less than the carrying values the net assets at June 30, 2011; therefore, we performed a step-two impairment test for Pac-Van. In the step-two test for Pac-Van, the implied value of its goodwill was less than the carrying value of goodwill, resulting in an impairment charge of $5,858,000 at June 30, 2011. We also recorded an impairment charge related to Pac-Van of $7,633,000 at June 30, 2010, but had not recorded an impairment charge to goodwill prior to that time.

Intangible assets include those with indefinite (trademark and trade name) and finite (primarily customer base and lists, non-compete agreements and deferred financing costs) useful lives. Customer base and lists and non-compete agreements are amortized on the straight-line basis over the expected period of benefit which range from one to ten years. Costs to obtaining long-term financing are deferred and amortized over the term of the related debt using the straight-line method. Amortizing the deferred financing costs using the straight-line method does not produce significantly different results than that of the effective interest method. We review intangibles (those assets resulting from acquisitions) at least annually for impairment or when events or circumstances indicate these assets might be impaired. We tested impairment using historical cash flows and other relevant facts and circumstances as the primary basis for its estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. Effective July 1, 2012, we adopted the new qualitative factors now allowable under ASC Topic 350. If we determine, based on a qualitative assessment, that it is more likely than not (i.e., greater than 50%) that fair value is not impaired, then no further testing is necessary. However, if we determine that fair value is less than the carrying amount, then the existing quantitative calculations under ASC Topic 350 continue to apply.

At June 30, 2011, we, pursuant to an evaluation that determined that the respective fair values were less than the carrying values, recognized an impairment charge of $250,000 to the trade name acquired in the Pac-Van acquisition. This impairment charge was recorded as a part of depreciation and amortization in the consolidated statements of operations.

In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If we determine that we will not realize all or a portion of our deferred tax assets, we would increase our valuation allowance with a charge to income tax expense or offset goodwill if the deferred tax asset was acquired in a business combination. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance would be reduced with a credit to income tax expense except if the valuation allowance was created in conjunction with a tax asset in a business combination.

Impact of Recently Issued Accounting Pronouncements

Reference is made to Note 2 of Notes to Condensed Consolidated Financial Statements and Notes to Consolidated Financial Statements for a discussion of recently issued accounting pronouncements that could potentially impact us.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges and other market-driven rates or prices. Exposure to interest rates and currency risks arises in the normal course of our business and we may use derivative financial instruments to hedge exposure to fluctuations in foreign exchange rates and interest rates. We believe we have no material market risks to our operations, financial position or liquidity as a result of derivative activities, including forward-exchange contracts.

Reference is made to Note 6 of Notes to Condensed Consolidated Financial Statements and Notes to Consolidated Financial Statements for a discussion of financial instruments.

Selected Unaudited Quarterly Financial Data

The following table sets forth unaudited operating data for each quarter of the years ended June 30, 2012 and June 30, 2011. This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, contains all significant adjustments necessary to state fairly the information set forth herein. These quarterly results are not necessarily indicative of future results, growth rates or quarter-to-quarter comparisons.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
For the Fiscal Year Ended June 30, 2012:
Revenues	$52,793	$48,107	$56,154	$55,185
Gross profit	7,732	6,179	7,098	7,714
Operating income	6,657	5,423	7,357	6,808
Net income	2,751	1,118	3,307	1,566

Net income (loss) per common share:
Basic	$0.05	$0.00	$0.05	$0.01
Diluted	0.05	0.00	0.05	0.01

For the Fiscal Year Ended June 30, 2011:
Revenues	$43,465	$44,897	$43,322	$50,580
Gross profit	5,779	5,515	4,708	7,233
Operating income (loss)(a)(b)	3,670	4,345	4,278	(2,512)
Net income (loss)(c)	1,195	1,342	(196)	(11,199)

Net income (loss) per common share:
Basic	$0.03	$0.03	$(0.12)	$(0.67)
Diluted	0.03	0.03	(0.12)	(0.67)

(a)	Includes non-cash impairment charge to the goodwill recorded in the Pac-Van acquisition of $5,858 in the fourth quarter of FY 2011.
(b)	Includes non-recurring expenses incurred in the Royal Wolf IPO of $2,482 in the fourth quarter.
(c)	Includes noncontrolling interest charge of $3,413 in the fourth quarter, primarily due to the increased redemption value of the Bison Capital put option to the final accretion value of $17,634.

BUSINESS

References in this prospectus to “we”, “us,” “General Finance,” “GFN” or the “Company” refer to General Finance Corporation and its consolidated subsidiaries. These subsidiaries include: GFN U.S. Australasia Holdings, Inc., a Delaware corporation (“GFN U.S.”); GFN North America Corp., a Delaware corporation (“GFNNA”); GFN Manufacturing Corporation, a Delaware corporation (“GFNMC”), and its subsidiary, Southern Frac, LLC, a Texas limited liability company (“Southern Frac”); Royal Wolf Holdings Limited (formerly GFN Australasia Holdings Pty Ltd)., an Australian corporation publicly traded on the Australian Securities Exchange (“RWH”); and its Australian and New Zealand subsidiaries (collectively, “Royal Wolf”); Pac-Van, Inc., an Indiana corporation, and its Canadian subsidiary, PV Acquisition Corp., an Alberta corporation, doing business as (“d.b.a.”) “Container King” (collectively “Pac-Van”).

Company Overview

We incorporated in Delaware on October 14, 2005 and completed our initial public offering (“IPO”) in April 2006. Our primary long-term strategy and business plan are to acquire and operate rental services and specialty finance businesses in North and South America, Europe and the Asia-Pacific (or Pan-Pacific) area.

At December 31, 2012, we have two geographic and three operating units. Royal Wolf, which leases and sells storage containers, portable container buildings and freight containers in Australia and New Zealand, which is referred geographically by us to be the Asia-Pacific (or Pan-Pacific) area; Pac-Van, which leases and sells storage, office and portable liquid storage tank containers, modular buildings and mobile offices in North America; and Southern Frac, which manufactures portable liquid storage tank containers for sale in North America.

We serve an extensive geographic area, leasing and selling storage container products in every state in Australia, the North and South Islands of New Zealand, 22 of the 50 largest Metropolitan Statistical Areas (“MSAs”) in the United States and the western provinces of Canada. As of December 31, 2012, we leased and sold our products through 19 customer service centers (“CSCs”) in Australia, seven CSCs in New Zealand and 28 branch locations across 18 states in the United States and in Canada.

We believe that Royal Wolf maintains the largest fleet of storage container products in Australia and New Zealand, which we market to our diverse client base of approximately 20,000 large and small customers across a variety of industries including mining, road and rail, construction, moving and storage, manufacturing, transportation and defense. In North America, our extensive fleet serves a diverse client base of approximately 8,100 customers, ranging from large companies with a national presence to small local businesses. The industries we sell to include construction, services, retail, manufacturing, transportation, mining and energy and government.

As of December 31, 2012, we operated a total fleet of 53,264 units, consisting of storage, office, portable liquid and freight storage tank containers, modular buildings, mobile offices and portable building containers. This represented an increase over the prior year of approximately 18%. Fleet utilization is a key metric for our business. We had utilization rates of 84% for the total fleet at December 31, 2012, compared to 80% for the fiscal year ended June 30, 2012 (“FY 2012”) and 82% for the fiscal year ended June 30, 2011 (“FY 2011”).

Our fleet consisted of 39,226 units located in Asia-Pacific and 14,038 located in North America as of December 31, 2012. This represented an increase over the prior year of approximately 17% in Asia-Pacific, and 19% in North America. We had utilization rates of 83% in Asia Pacific and 78% in North America for the six month period ended December 31, 2012, compared to 84% in Asia Pacific and 76% in North America for FY 2012 and 85% in Asia Pacific and 74% in North America for FY 2011.

For the six month period ended December 31, 2012, we had total revenues and adjusted EBITDA of $116.7 million and $26.9 million, respectively, compared to $100.9 million and $21.7 million for the six months ended December 31, 2011. This represented an increase of 16% in revenues and 24% in adjusted EBITDA. For the FY 2012, we had total revenues and adjusted EBITDA of $212.2 million and $46.1 million respectively compared to $182.3 million and $38.0 million for FY 2011. This represented an increase of 16% in revenues and 21% in adjusted EBITDA. In addition, leasing revenues represented 52%, 49%, and 49% for the six month period ended December 31, 2012, FY 2012, and FY 2011, respectively, showing an increasing trend in leasing revenue.

The shares of Royal Wolf trade publicly on the Australian Stock Exchange and the closing sale price of Royal Wolf’s shares on April 30, 2013 was $3.21 (AUS$3.10). As of December 31, 2012, RWH had a total of 100,387,052 shares of capital stock issued and outstanding, of which GFN U.S. owns a direct (and the Company an indirect) majority interest of over 50%.

Competitive Strengths

We believe that the key competitive strengths that will enable us to execute our strategy include:

Extensive Geographic Coverage. With a growing lease fleet of over 53,000 units, we believe we are the leading provider of storage container products in Australia and New Zealand, and a significant national participant in the mobile storage, modular space, and liquid containment sectors in North America. We have the largest branch network of any container solutions company in Australia and New Zealand, with a location in every state in Australia and in the North and South Islands of New Zealand. In North America our branch offices serve 22 of the 50 largest MSAs in the United States and, with our Edmonton branch, we serve the western provinces in Canada. We serve a diverse base of national, regional and local customers. The size of our lease fleet also allows us to offer a wide selection of products to our customers and to achieve purchasing efficiencies.

Diversified Customer Base. We have established strong relationships with a diverse customer base in Asia-Pacific and North America, ranging from large companies to small local businesses. During FY 2012, we leased or sold equipment to more than 28,000 customers. In FY 2012, no customer constituted more than 2% of our annual sales in Asia-Pacific, while our largest customer in North America accounted for slightly less than 10% of that region’s total revenues. We believe that the diversity of our customer base limits the impact on our business of changes in any given customer, geography or market.

Sales and Marketing Expertise. We coordinate and plan our sales and marketing efforts with our centralized customer relationship management system. Through our branch network, we have developed local market knowledge and strong customer relationships while our corporate based marketing groups manage the companies’ brands, web presence and lead generation programs.

Focus On Customer Service and Support. Our operating infrastructure is designed to ensure that we consistently meet or exceed customer expectations. Our administrative support services and scalable management information systems enhance our service by enabling us to access real-time information on product availability, customer reservations, customer usage history and rates. We believe this focus on customer service attracts new and retains existing customers and that a significant portion of our lease and lease-related revenues were generated from customers who leased from us in prior years.

Significant Cash Flow Generation and Discretionary Capital Expenditures. We have generated significant cash flow from operations by maintaining favorable utilization rates and leasing margins and controlling capital expenditures. A significant portion of our capital expenditures are discretionary in nature, thus providing us with the flexibility to readily adjust the amount that we spend based on our business needs and prevailing economic conditions.

High Quality Fleet. Our branches maintain their lease fleet to consistent quality standards. Maintenance costs are expensed as incurred, and branch managers and operations staff manage a maintenance program which delivers equipment which we believe meets or exceeds customer expectations.

Experienced Management Team. We have an experienced and proven senior management team with an average of over 14 years of experience in the portable services industry. The consistency of our senior management, corporate and branch management teams has been integral in developing and maintaining our high level of customer service, deploying technology to improve operational efficiencies and integrating acquisitions.

Business Strategy

We plan to leverage our competitive strengths to grow our fleet and earnings by employing the following business strategies:

Focus on Container Product Leasing Business. We focus on growing our core leasing business because it provides predictable, recurring revenue and higher margins. We believe that we can generate substantial demand for our storage container products as the container storage and portable container building industry is relatively underdeveloped in Australia and New Zealand. We believe the underdeveloped nature of the market presents significant growth opportunities for Royal Wolf. Although storage, domestic freight movement and portable building applications are increasing, we believe many more uses for our storage container products are still to be developed. Royal Wolf’s market opportunity is to develop and service these applications.

Investing in the Container Lease Fleet. We will continue to emphasize fleet growth of our higher return products, particularly storage and office containers. In addition, we will continue to pursue the introduction of specialty container products that can attain long lease durations and high leasing margins. We expect to drive a portion of our growth from opportunities beyond our traditional products and markets. In FY 2012, we expanded our product line to include portable liquid storage tank containers.

Generate Strong Internal Growth. We define internal growth as an increase in lease revenues on a year-over-year basis at our branches in operation for at least one year, without inclusion of leasing revenue attributed to same-market acquisitions. We continue to focus on increasing the number of storage containers we lease from our existing branches to both new and repeat customers. Historically, we have been able to generate strong internal growth within our existing markets through sales and marketing programs designed to increase brand recognition, expand market awareness of the uses of mobile storage and differentiate our products from our competitors.

Growing Leasing Revenues. We are emphasizing initiatives to increase leasing revenues through increases in the size of the overall lease fleet, increasing utilization and introducing innovative products. We believe that these initiatives should generate higher margins.

Disciplined Cost Controls. Pac-Van’s size and experience permit it to adjust more rapidly to changing market conditions than many of its larger competitors. These attributes enable Pac-Van to better control capital expenditures and other spending and maintain more disciplined cost controls than some competitors whose cost structures may include larger payrolls and larger investments in outdated product classes.

Monitoring Indebtedness. We expect to continue to focus on monitoring our debt level while also investing in growing product lines and markets. We believe this emphasis on the capital structure will provide great flexibility in the future and will position us to capture future growth opportunities. In recovering economic cycles, such as we are experiencing in the United States, the Company focuses on optimizing lease fleet investment, utilization and collections to achieve this objective.

Accretive Acquisitions. We pursue acquisitions that are both accretive and have strong growth prospects. These acquisitions, especially “tuck in” acquisitions, allow us to leverage the fixed costs of our branch offices with additional lease fleet that deliver scale and increased profitability. In FY 2012, we made an acquisition to open our first branch in Canada.

PAC-VAN

Pac-Van leases and sells storage, office and portable liquid storage tank containers, mobile offices and modular buildings to customers throughout a number of industries in North America through its branch network of 28 locations in both the United States and Canada. The senior management team has extensive experience in the industry and with Pac-Van.

Pac-Van competes in the mobile storage, modular space, and liquid containment industries. Mobile storage generally includes providing customers with secure, temporary storage at their site locations. Modular space includes mobile offices and modular buildings and involves the rental and sales of factory built structures and the delivery and installation of the equipment at customer properties. Liquid containment generally includes providing tank containers to store various liquids in a number of environmental and industrial applications. All of the Company’s products service a broad range of industries, including construction, services, retail, manufacturing, transportation, mining and energy and government.

Pac-Van is pursuing a business strategy focused on investing in primarily the container lease fleet, expanding the branch network, growing leasing revenues, maintaining disciplined cost controls, managing indebtedness and completing accretive acquisitions, as follows:

Investing in the Container Lease Fleet. Pac-Van will emphasize fleet growth of our higher return products, particularly storage and office containers. In addition, Pac-Van will continue to pursue the introduction of specialty container products that can attain long lease durations and high leasing margins. Pac-Van expects to drive a portion of our growth from opportunities beyond our traditional products and markets. In FY 2012, Pac-Van expanded its product line to include portable liquid storage tank containers.

Growing Leasing Revenues. Pac-Van is emphasizing programs and initiatives to grow leasing revenues, not only from container products, but also from our idle mobile office and modular building fleet. This should generate higher margins as there are limited incremental costs related to leasing our existing product lines with our existing branch offices:

Disciplined Cost Controls. Pac-Van’s smaller size permits it to adjust more rapidly to changing market conditions than many of its larger competitors. These attributes enable Pac-Van to better control capital expenditures and other spending and maintain more disciplined cost controls than competitors whose cost structures include large payrolls and large investments in outdated product classes.

Monitoring Indebtedness. We expect to continue to focus on monitoring the debt level of Pac-Van while also investing in growing product lines and markets. We believe this emphasis on the capital structure will provide great flexibility in the future and will position Pac-Van to capture future growth opportunities. In recovering economic cycles, such as we are experiencing in the United States, the Company focuses on optimizing lease fleet investment, utilization, and collections to achieve this objective.

Accretive Acquisitions. We expect that Pac-Van may pursue acquisitions that are accretive and have strong growth potential. These acquisitions, especially “tuck in” acquisitions, would potentially allow Pac-Van to leverage the fixed costs of its branch offices with additional lease fleet that deliver greater scale with better margins. For example, in FY 2012, we made a small acquisition to open Pac-Van’s first branch in Canada.

Industry Overview

Pac-Van competes in three different, but related, sectors of the portable services industry, mobile storage, modular space and liquid containment.

Mobile Storage Container Market

Mobile Storage is used primarily by businesses for secure, temporary storage at the customer’s location and offers customers a flexible, secure, cost-effective and convenient alternative to constructing permanent warehouse space or storing items at a fixed-site self-storage facility. A broad range of industries, including construction, industrial, commercial, services, retail, and government utilize mobile storage equipment to meet both their short-term and permanent storage needs. Although Pac-Van is not aware of any published estimates, Pac-Van believes the mobile storage industry is growing due to an increasing awareness of its convenience and cost benefits. The mobile storage industry is highly fragmented, with numerous participants in local markets leasing and selling storage containers, storage trailers and other storage structures.

Pac-Van believes that participants in its industry compete on the basis of customer relationships, price, service, delivery speed and breadth and quality of equipment offered. In every area Pac-Van serves, Pac-Van competes with multiple local, regional, and national portable storage providers. Some of Pac-Van’s competitors may have greater market share, less indebtedness, greater pricing flexibility or superior marketing and financial resources. Pac-Van’s largest competitors in the storage container and storage trailer markets in the U.S. are Mobile Mini, McGrath Rentals, Williams Scotsman, Allied Leasing, Haulaway, Eagle Leasing and National Trailer Storage.

Modular Space Market

Modular Space is used primarily by businesses to address either temporary or permanent space needs. We believe modular space delivers four core benefits compared to permanent buildings or structures: lower costs, flexibility, reusability and timely solutions. Modular buildings offer customers significant cost savings over permanent construction and can generally be installed quicker because site work and fabrication can take place concurrently. In addition, modular solutions are not site specific and can be configured in multiple ways to meet multiple needs. Finally, modular buildings are reusable and will generally serve a wide variety of users during their life span. We believe this characteristic can be a key competitive advantage with the emphasis on green building. The Modular Building Institute, in its State of the Industry 2011 Annual Reports estimated that U.S. modular space industry dealers earned in excess of $5.0 billion in leasing and sales revenues in calendar year 2010. The industry has experienced a significant growth trend over the last thirty years as the number of applications for modular space has increased and recognition of the product’s positive attributes has grown although the growth is not always consistent and there have been periods of decline within that period. We believe that Pac-Van is well-positioned to benefit from any continued long-term secular growth in the modular space industry.

The modular space industry is highly competitive. Pac-Van competes on the basis of level of service, quality, customer relationships and price. Pac-Van believes that its reputation for customer service and a wide selection of units allow it to compete effectively. However, Pac-Van’s largest North American competitors, ModSpace, Williams-Scotsman, and Mobile Mini have greater market share or product availability in some markets, as well as greater financial resources and pricing flexibility. Other regional competitors include Acton Mobile, Vanguard Modular, and Satellite Shelters.

Liquid Containment Market

Customers use portable liquid storage tank containers or “frac tanks” or “frac tank containers” in environmental and industrial applications for storage of hazardous and non-hazardous liquids and semi-solids. The tanks are used by customers mainly in oil and gas exploration and field services as well as a wide variety of other businesses including, refinery, chemical and industrial plant maintenance, environmental remediation and field services, infrastructure building construction, marine services, pipeline construction and maintenance, tank terminals services, wastewater treatment and waste management and landfill services. Industry experts estimate that the rental industry in the United States for containment equipment generates approximately $1.5 billion of annual rental revenues. While this is a new product for us, we believe we can leverage our branch network, existing relationships, and operating philosophies to successfully compete in this industry. Furthermore our research indicates that many of the companies currently using containment solutions also use our portable storage and mobile offices products.

The liquid containment industry is highly competitive, consisting of national, regional and local companies. Some of our national competitors, notably BakerCorp, Rain For Rent, and Adler, are significantly larger than we are and may have greater financial and marketing resources than we have. Some of our competitors also have longer operating histories, lower cost basis of rental equipment, lower cost structures and more established relationships with equipment manufacturers than we have. In addition, certain of our competitors are more geographically diverse than we are and have greater name recognition among customers than we do. As a result, our competitors that have these advantages may be better able to attract customers and provide their products and services at lower rental rates. Pac-Van competes with these companies based upon product availability, product quality, price, service and reliability.

Business Attributes

Pac-Van is a recognized provider of modular buildings, mobile offices and container products on a national, regional and local basis in the United States. Pac-Van believes it possesses the following strengths:

Extensive Geographic Coverage. With growing lease fleet of over 12,000 units, Pac-Van is a national participant in the mobile storage, modular space, and liquid containment sectors. Pac-Van’s branch offices serve 22 of the 50 largest Metropolitan Statistical Areas, or MSAs, in the United States, and, with our Edmonton branch, we are able to serve the western provinces in Canada. Pac-Van serves a diverse base of national, regional and local customers. The size of Pac-Van’s fleet also allows Pac-Van to offer a wide selection of products to its customers and to achieve purchasing efficiencies.

Broad Customer Base. Pac-Van has established strong relationships with a broad customer base in the North America., ranging from large companies with a national presence to small local businesses. During FY 2012, Pac-Van leased or sold its equipment to approximately 8,100 customers. In FY 2012, Pac-Van’s largest customer accounted for slightly less than 10% of its total revenues and Pac-Van’s top ten customers accounted for approximately 22% of its total revenues. These results were unusually high to a large single contract that accounted for approximately $6.5 million in revenues. In the year ended June 30, 2011 (“FY 2011”), the largest customer accounted for 2% and the top ten customers accounted for 11% of total revenues, and we believe that these results are more indicative of our business. Pac-Van believes that the breadth of its business limits the impact on Pac-Van of changes in any given customer, geography or market.

Sales and Marketing Excellence. Pac-Van has implemented a centralized customer relationship management system that allows it to coordinate its sales and marketing efforts. Through its branch network, Pac-Van develops local market knowledge and strong customer relationships while the corporate based marketing group manages the company’s brand image, web presence, and lead generation programs. Pac-Van provides ongoing training to it sales team, monitors call quality and surveys it customer to ensure that customer interactions meet its standards. All of Pac-Van’s lease fleet carries signage reflecting its brand, important to the ongoing branding and name recognition in marketing its products

Focus On Customer Service and Support. Pac-Van’s operating infrastructure is designed to ensure that we consistently meet or exceed customer expectations. On the national and regional level, Pac-Van’s administrative support services and scalable management information systems enhance its service by enabling Pac-Van to access real-time information on product availability, customer reservations, customer usage history and rates. Pac-Van believes this focus on customer service attracts new and retains existing customers. In FY 2012, more than 85% of its lease and lease-related revenues were generated from customers who leased from Pac-Van in prior years.

Significant Cash Flow Generation and Discretionary Capital Expenditures. Pac-Van has consistently generated significant cash flow from operations by maintaining high utilization rates and leasing margins and controlling capital expenditures. A significant portion of Pac-Van’s capital expenditures are discretionary in nature, thus providing Pac-Van with the flexibility to readily adjust the amount that it spends based on its business needs and prevailing economic conditions.

High Quality Fleet. Pac-Van’s branches maintain their lease fleet to consistent quality standards. Maintenance is expensed as incurred and branch managers and operations staff are responsible for managing a maintenance program aimed at providing equipment to customers that meets or exceed customer expectations and industry standards.

Experienced Management Team. Pac-Van has an experienced and proven senior management team, with its seven most senior managers having worked at Pac-Van for an average of more than ten years. Pac-Van’s President, Theodore M. Mourouzis, joined Pac-Van in 1997 and the consistency of the senior management, corporate and branch management teams has been integral in developing and maintaining its high level of customer service, deploying technology to improve operational efficiencies and integrating acquisitions.

Products and Services

Pac-Van provides a broad range of products to meet the needs of its customer base. These products include storage containers, office containers, mobile offices, modular buildings, and portable liquid storage tanks. The following provides a description of Pac-Van’s products:

Storage Containers. Storage containers also consist of domestic storage containers and include storage trailers. Storage containers vary in size from 10 feet to 48 feet in length, with 20-foot and 40-foot length containers being the most common. Storage containers are steel units, which are generally eight feet wide and eight and one-half feet high; and, like at Royal Wolf, are built to ISO standards for carrying ocean cargo. Pac-Van purchases both new and used storage containers. Domestic storage containers are generally eight feet wide, ten feet high and come in lengths ranging from 40 to 53 feet. Storage trailers, which vary in size from 28 to 53 feet in length, have wheels and hitches and provide dock height storage. At June 30, 2012, there were 5,247 storage containers in Pac-Van’s lease fleet.

Container Offices. Container offices are storage containers that have been modified to include office space. Floor plans can be either all office space or a combination of office and storage space. The office space includes features similar to those found in mobile offices. Like storage storages, container offices typically come in lengths of 20 feet and 40 feet. Due to their construction, they provide greater security than traditional field offices, and since they sit at ground level they don’t require stairs for entry and exit. Container offices are oftentimes referred to as “GLOs” (ground level offices). At June 30, 2012, there were 1,272 container offices in Pac-Van’s lease fleet.

Mobile Offices. Sales and construction offices, also known as field offices, are factory built, single-unit structures that are relocatable and used primarily for temporary office space. These units are generally built on frames that are connected to axles and wheels and have either a fixed or removable hitch for easy transportation. Standard field offices come in 8, 10, 12, and 14 foot widths and range in size from approximately 160 square feet to 1,000 square feet. They include HVAC systems, lighting, electrical wiring, phone jacks, plan tables, shelving, and other features normally associated with basic office space. Sales offices typically come in 12 foot widths and provide 350 to 700 square feet. In addition to the basic amenities included in a field office, sales offices generally have wood siding, carpeting, high ceilings, custom windows, and glass storefront doors, which provide a professional, customer-friendly building in which to conduct business. All of Pac-Van’s mobile offices are built by an established network of manufacturing partners to standard specification, which may vary depending on regional preferences. In addition, Pac-Van builds these units to meet state building code requirements and generally obtains multi-state codes enabling the company to move equipment among its branch network to meet changing demand and supply conditions. At June 30, 2012, there were 4,825 mobile offices in Pac-Van’s lease fleet.

Modular Buildings. Modular buildings are factory-built, portable structures generally consisting of two or more floors and are used in a wide variety of applications, ranging from schools to restaurants to medical offices. Ranging in size from 1,000 to more than 30,000 square feet, the company’s modular buildings are constructed in many sizes and are usually designed to satisfy unique customer requirements. Like mobile offices, Pac-Van procures modular buildings from an established network of manufacturing partners to meet state building requirements, and generally obtains multiple state codes for each unit. As of June 30, 2012, there were 992 modular building units in Pac-Van’s lease fleet.

Portable Liquid Storage Tank Containers. Portable liquid storage tank containers or “frac tanks” or “frac tank containers” are manufactured steel containers with fixed steel axles for transport. While there are a number of different sizes of frac tanks currently used in the market place, we are currently focusing on the more common 500-barrel capacity. Our products typically include features such as guardrails, safety stairways, multiple entry ways and a sloped bottom for easy cleaning, an epoxy lining, and various feed and drain lines. Like mobile offices, Pac-Van procures frac tanks from an established network of manufacturing partners located throughout the United States. As of June 30, 2012, there were 55 portable liquid storage tank containers in Pac-Van’s lease fleet.

Delivery and Installation, Return and Dismantle, and Other Site Services. Pac-Van delivers and where necessary installs all four product lines directly to its customers’ premises. Installation services range from simple leveling for portable storage to complex seaming and joining for modular buildings. Pac-Van will also provide skirting and ramps as needed by the customer. Depending on the type of unit some states will also require tie downs and other features to secure the unit. Once a unit is on site at a customer location, Pac-Van’s site services include relocating and dismantling the unit.

Ancillary Products and Services. In addition to leasing it core product line, Pac-Van provides ancillary products such as steps, furniture, portable toilets, security systems, and other items to its customers for their use in connection with its equipment. Pac-Van also offers its lease customers a damage waiver program that protects them in case the leased unit is damaged. For customers who do not select the damage waiver program, Pac-Van bills them for the cost of any repairs.

Pac-Van complements its core leasing business by selling either existing rental fleet assets or assets purchased specifically for resale. In FY 2012, management estimates that nearly 22% of the sales came from existing fleet units. The sale of lease fleet units has historically been a cost-effective method of replenishing and upgrading the lease fleet. As with the leasing business, Pac-Van provides additional services when selling units. These services range from delivery to full scale turnkey solutions. In a turnkey solution, Pac-Van provides not only the underlying equipment but also a full range of ancillary services, such as a foundation, specialty interior finishes, and landscaping, necessary to make the equipment fully operational for the customer.

The following charts provide the mix of Pac-Van’s products in the lease fleet in both units and dollars at June 30, 2012:

Rental Fleet Units	Rental Fleet Dollars

Leasing. Leasing revenue is a function of average monthly rental rate, fleet size and utilization. Pac-Van monitors fleet utilization at each branch. For FY 2012, average unit utilization of the lease fleet was approximately 76% on a gross dollar basis and 76% on a unit basis. While Pac-Van adjusts its pricing to respond to local market conditions, management believes that it generally achieves a rental rate equal to or above that of competitors because of the quality of Pac-Van’s products and its high level of customer service. As part of its leasing operations, Pac-Van sells used units from its rental fleet at fair market value or, to a much lesser extent, pursuant to pre-established lease purchase options included in the terms of its lease agreements. Due in part to an active fleet maintenance program, Pac-Van’s units maintain a substantial portion of their initial value which includes the cost of the units as well as costs of significant improvements made to the units.

Sales. Pac-Van will sell units out of its sale inventory as well as its lease fleet. Pac-Van does not generally purchase new units for resale until it has obtained firm purchase orders (which are generally non-cancelable) for such units.

Delivery and Installation. Pac-Van provides delivery, site-work, installation and other services to its customers as part of its leasing and sales operations. Revenues from delivery, site-work and installation result from the transportation of units to a customer’s location, site-work required prior to installation and installation of the units which have been leased or sold. Typically units are placed on temporary foundations constructed by service technicians, and service personnel will also generally install ancillary products. Pac-Van also derives revenues from dismantling and transporting units upon lease expiration.

Product Procurement and Capital Expenditures

Pac-Van closely monitors fleet capital expenditures, which include fleet purchases and any capitalized improvements to existing units. Generally, fleet purchases require corporate approval and must pass purchasing guidelines (primarily based on minimum return on investment requirements and utilization requirement). Pac-Van purchases storage equipment, modular and mobile offices, and portable liquid storage tanks from Southern Frac and a network of third-party suppliers. The top three suppliers of units for FY 2012 represented approximately 46% of all fleet purchases and the top ten suppliers represented approximately 74% of all fleet purchases

Pac-Van looks to adjust capital expenditures to match business needs and prevailing economic conditions. Pac-Van does not generally enter into long-term purchase contracts with manufacturers and can modify its capital spending activities to correspond to market conditions.

Pac-Van attempts to supplement fleet spending with acquisitions. Although the timing and amount of acquisitions are difficult to predict, management considers its acquisition strategy to be opportunistic and attempts to adjust its fleet spending patterns as favorable acquisition opportunities become available.

Fleet Maintenance

Ongoing maintenance to Pac-Van’s lease fleet is performed on an as-needed basis and is intended to maintain the value and rental-ready condition of its units. Pac-Van uses both in-house fleet technicians and third-party vendors to perform maintenance depending on the branch and complexity of the work. Maintenance requirements on containers are generally minor and include removing rust and dents, patching small holes, repairing floors, painting and replacing seals around the doors. Maintenance requirements for mobile offices and modular buildings tend to be more significant than for storage equipment and may involve repairs of floors, doors, air conditioning units, windows, roofs and electric wiring. Major office repairs are sometimes outsourced. As with other product, the maintenance requirements for portable liquid storage tanks are fairly simple and generally include a thorough cleaning to eliminate any residual material (this cost is generally the responsibility of the customer) and inspection of the lining. Whether performed by Pac-Van or a third party, the cost of maintenance and repair of Pac-Van’s lease fleet is included as direct costs of leasing operations and is expensed as incurred. We believe that Pac-Van’s maintenance program ensures a high quality fleet.

Branch Network

The following map shows Pac-Van’s existing branch network as of June 30, 2012:

As a key element to its market strategy, Pac-Van maintains a network of 28 branch offices throughout the United States and Canada. This network enables it to maintain product availability and provide customer service within regional and local markets. Customers benefit because they are provided with improved service availability, reduced time to occupancy, better access to sales representatives, the ability to inspect units prior to rental, and lower freight costs which are typically paid by the customer. Pac-Van benefits because it is able to spread regional overhead and marketing costs over a larger lease base, redeploy units within its branch network to optimize utilization, discourage potential competitors by providing ample local supply and service local customers in a more cost efficient manner.

Branches are generally headed by a branch manager with profitability responsibility and are organized into four regions, which are managed by four regional vice presidents each with more than 10 years in the portable services industry. Management believes it is important to encourage employees to achieve specified revenue and profit levels and to provide a high level of service to customers. Regional and branch managers’ compensation is based upon the financial performance of their branches and overall corporate performance and, in some cases, sales commissions. Sales representatives compensation includes both base and commission elements.

Customers

Pac-Van has established strong relationships with a diverse set of customers, ranging from large national retailers and manufacturers to local sole proprietors. During FY 2012, Pac-Van provided its portable storage, mobile office, modular building, and portable liquid storage tank products to a diversified base of approximately 8,100 national, regional and local companies in a variety of industries including construction, industrial, manufacturing, mining and energy, education, service, and government sectors.

In FY 2012, Pac-Van generated 59% of its revenues from leasing and 41% of its revenues from sales. Despite growth of approximately $3.4 million or 9%, leasing revenues at 59% of total revenues in FY 2012 were lower than in the past due to the impact of one large sale which was approximately $6.5 million. Reference is made to the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of this one large sale. In FY 2011 and the year ended June 30, 2010, leasing accounted for 68% and 65% of total revenues, respectively. Management expects leasing revenues to account for larger portion of total revenue in future periods. Pac-Van’s largest leasing customer accounted for approximately 5% of total leasing revenues and its top ten customers accounted for approximately 11% of its total leasing revenues. The following chart shows the percentage of revenues generated by different industries in FY 2012 for both leasing and sales.

Construction. Construction customers include a diverse group of contractors and subcontractors who work on commercial and residential projects. This customer base includes general contractors, mechanical contractors, plumbers, electricians and roofers. In FY 2012, revenue generated from construction customers was 33% of total revenues, a decrease from 35% in FY 2011. Contractors typically use Pac-Van’s products to provide on-site office facilities and to securely store construction materials and supplies at construction sites. Nevertheless, Pac-Van believes the majority of its lease and lease-related revenue is derived from the commercial construction market. Demand from Pac-Van’s construction customers tends to be higher in the second and third calendar quarters when the weather is warmer, particularly in the central and northern United States.

Services. Service customers include businesses that provide medical care or veterinary services, entertainment companies including those conducting sporting events, religious institutions, other than for their classroom needs and equipment leasing companies that sublease Pac-Van’s equipment. These customers may use any or all of Pac-Van’s products and services.

Retail. Retail customers include both large national chains and small local stores. These customers typically lease storage containers and storage trailers to store excess inventory and supplies. Retail customers also use Pac-Van’s storage products during store remodeling or refurbishment. Demand from these customers can be seasonal and tends to peak just prior to the winter holidays.

Industrial. Industrial and manufacturing customers include a broad array of manufacturers, water, refuse, recycling, and bottling companies. They generally lease storage containers and storage trailers to store both inventory and raw materials. They lease mobile offices and modular buildings for extra office space, cafeterias, changing rooms and other interior space needs. These customers use portable liquid storage tanks to store chemicals, waters, and other fluids.

Mining and Energy. Mining and energy customers include a broad array of businesses, including oil refineries, petrochemical refineries, power plants, oil and natural gas exploration, and alternative energy companies. They generally lease storage containers and storage trailers to store equipment both inventory and raw materials. They lease mobile offices and modular buildings for temporary on site extra office space, cafeterias, changing rooms and other space needs. Frac tank containers are leased in to aid in the fracturing, capturing, and processing of natural gas and oil.

Commercial. The commercial customer segment includes a wide variety of businesses, but excludes businesses that have customers who shop at their location. These customers may use Pac-Van’s modular products as their place of business, Pac-Van’s mobile offices as supplemental office space and Pac-Van’s storage products to store their inventory, goods or supplies.

Government. Government customers include correctional institutions, fire departments as well as the U.S. military. These customers generally lease storage containers and storage trailers to safeguard materials used in their day-to-day operations and various government projects. They lease mobile offices and modular buildings for classrooms, training offices and general office space.

Education. The education customer segment includes both public and private schools and day care facilities, and includes classroom space for religious institutions. Pac-Van provides space to this customer group ranging from entire school facilities to supplemental classroom space, to portable storage equipment for storing athletic gear.

Sales and Marketing

As of June 30, 2012, Pac-Van’s sales and marketing team consisted of 32 employees. The branch managers of our branch offices also play a critical role in Pac-Van’s sales and marketing programs. Members of Pac-Van’s sales group act as its primary customer service representatives and are responsible for fielding calls, obtaining credit applications, quoting prices, following up on quotes and handling orders. The sales team is responsible for developing and managing local relationships, as well as making both inbound and outbound calls. The sales team assists customers define and understand their space needs, assesses potential opportunities, quotes deals, closes transactions and obtains the necessary documentation. Upon completing a lease or a sale the sales team works closely with the local branch operations team to ensure that Pac-Van is able to meet or exceed customer expectations. Pac-Van’s centralized support services group handles all billing, collections and other support functions, allowing its sales and marketing team to focus on addressing the needs of its customers.

Pac-Van’s marketing group is primarily responsible for coordinating direct mail, Internet marketing and other advertising campaigns, producing company literature, creating promotional sales tools and managing its customer relationship management system. Pac-Van’s centralized support services group handles all billing, collections and other support functions, allowing its sales and marketing team to focus on addressing the needs of its customers. Pac-Van’s marketing programs emphasize product quality, service capabilities, the cost-savings and convenience of using its products versus constructing temporary or permanent offices or storage facilities. Pac-Van markets its services through a number of promotional vehicles, including the Internet, Yellow Pages, prominent branding of its equipment, telemarketing, targeted mailings, trade shows and limited advertising in publications.

The development of Pac-Van’s marketing programs are developed by branch managers, regional vice presidents and senior management, all of whom participate in devising branch-by-branch marketing strategies based on fleet availability and forecasted demand. Pac-Van’s branch managers, working with its corporate marketing team, determine the timing, content and target audience of direct mailings, specials and promotional offers, while the corporate office manages the marketing process itself to ensure the consistency of its message, achieve economies of scale and relieve its local branches of the administrative responsibility of running its marketing programs. Pac-Van believes that its approach to marketing is consistent with the local nature of its business and allows each branch to employ a customized marketing plan that fosters growth within its particular market.

Management Information Systems

Pac-Van’s management information systems are instrumental to its lease fleet management and targeted marketing efforts and allow management to monitor operations at branches on a daily, weekly, and monthly basis. Lease fleet information is updated daily at the branch level and verified through routine physical inventories by branch personnel. This provides management with on-line access to utilization, lease fleet unit levels and rental revenues by branch or geographic region. In addition, an electronic file for each unit showing its lease history and current location and status is maintained in the information system. Branch sales people utilize the system to obtain information regarding unit condition and availability. The database tracks individual units by serial number and provides comprehensive information including cost, condition and other financial and unit specific information.

Employees

As of June 30, 2012, Pac-Van had 194 employees. None of our employees are covered by a collective bargaining agreement and management believes its relationship with employees is good. We have never experienced any material labor disruption and are unaware of any efforts or plan to organize our employees. The employee groups are as follows:

Senior and branch management	26
Corporate staff	24
Sales and marketing	32
Branch operations and administration	112

In addition, at June 30, 2012, we have four full-time employees at our GFN corporate office in Pasadena, California.

Regulatory Matters

We must comply with various federal, state and local laws and regulations in connection with our operations. We believe that we are in substantial compliance with these laws and regulations. In addition to compliance costs, we may incur costs related to alleged environmental damage associated with past or current properties owned or leased. We believe that our liability, if any, for any environmental remediation will not have a material adverse effect on our results of operations or financial condition. However, we cannot be certain that the discovery of currently unknown matters or conditions, new laws and regulations, or stricter interpretations of existing environmental laws will not have a material adverse effect on our business or operations in the future.

A portion of Pac-Van’s units are subject to regulation in certain states under motor vehicle and similar registrations and certificate of title statutes. We believe that we have complied in all material respects with all motor vehicle registration and similar certificate of title statutes in states where such statutes clearly apply to modular space units. However, in certain states, the applicability of such statutes to its modular space units is not clear beyond doubt. If additional registration and related requirements are deemed to be necessary in such states or if the laws in such states or other states were to change to require compliance with such requirements, Pac-Van could be subject to additional costs, fees and taxes as well as administrative burdens in order to comply with such statutes and requirements. We do not believe the effect of such compliance will be material to our business, results of operations or financial condition.

Trademarks

We entered into a licensing agreement with Triton Corporation in May 2008 for the use of the “Royal Wolf” name and trademark in connection with its retail sales and leasing of intermodal cargo containers and other container applications in the domestic storage market within Australia and New Zealand and surrounding islands in the Pacific Islands region. We paid Triton Corporation $740,000 to license the trademark. The license will continue in perpetuity as long as Royal Wolf continues to use the “Royal Wolf” name and trademark as the exclusive name for its business and mark for its products, subject to the termination provisions of the license. The license may be terminated by the licensor upon 30 days notice in the event Royal Wolf breaches its obligations under the license and will terminate automatically if Royal Wolf becomes insolvent or ceases to sell products under the trademark for a continuous period of 30 months. GFN sold the “Royal Wolf” name and trademark to Royal Wolf in May 2011 in connection with the Australian IPO of RWH. There are no claims pending against Royal Wolf challenging its right to use the “Royal Wolf” name and trade mark within Royal Wolf’s region of business.

Pac-Van owns a number of trademarks important to its business, including Pac-Van® and “We’ve Put Thousands of U.S. Businesses In Space ®.” We have also applied for and are awaiting final confirmation on “Expect More. We’ll Deliver” and “Container King”. Material trademarks are registered in the U.S. Patent and Trademark Office. Registrations for such trademarks in the United States will last indefinitely as long as Pac-Van continues to use and maintain the trademarks and renew filings with the applicable governmental offices.

SOUTHERN FRAC

The Company, through GFNMC, acquired 90% of the membership interests of Southern Frac on October 1, 2012. Southern Frac manufactures portable liquid storage containers in Waxahachie, Texas. Southern Frac manufactures portable liquid storage containers for the following sectors: oil and gas exploration, chemical and industrial, environmental remediation, waste water treatment and waste management. For the three months ended December 31, 2012, Southern Frac had total revenues of $7.7 million and adjusted EBITDA of $0.4 million, which was reduced by one-time costs of $0.3 million. We believe that Southern Frac will manufacture a steady supply of portable liquid storage containers and generate leasing referrals for Pac-Van.

ROYAL WOLF

We believe Royal Wolf is the leading provider in Australia and New Zealand of portable storage containers, portable container buildings and freight containers, which we refer to collectively as “storage container products.” Royal Wolf leases and sells storage container products through its Customer Service Centers (“CSCs”) located in every state in Australia and in the North and South Islands of New Zealand. We believe Royal Wolf has the largest lease fleet of storage container products in Australia and New Zealand. Royal Wolf is the only portable container lease and sales company with CSCs in all major business centers in Australia and New Zealand and, as such, is the only storage container products company in Australia and New Zealand with a national infrastructure and work force. Royal Wolf has an experienced senior management team. Robert Allan, the chief executive officer of Royal Wolf, has over 30 years of experience in the equipment leasing industry. The ten members of the senior management team of Royal Wolf have an average of over 16 years of experience in the equipment leasing industry. We believe the experience of this management team will be critical to growing Royal Wolf’s business.

Royal Wolf’s storage container products are used by a broad range of industries. Our storage container products provide secure, accessible temporary storage for a diverse client base of nearly 20,000 large and small customers who conduct business in industries that include mining, road and rail, construction, moving and storage, manufacturing, transportation, defense and in the support of small and medium-size entities (“SMEs”). Our customers use our products for a wide variety of storage applications, including retail and manufacturing inventory, construction materials and equipment, documents and records and household goods.

We are pursuing a long-term strategy focused on growing our leasing operations, generating strong internal growth and leveraging our infrastructure through acquisitions, as follows:

Focus on Mobile Storage Leasing Business. We focus on growing our core leasing business because it provides predictable, recurring revenue and high margins. We believe that we can generate substantial demand for our storage container products as the container storage and portable container building industry is relatively underdeveloped in Australia and New Zealand. We believe the underdeveloped nature of the market presents significant growth opportunities for Royal Wolf. Although mobile storage, domestic freight movement and portable building applications are increasing, we believe many more uses for our storage container products are still to be developed. Royal Wolf’s market opportunity is to fully develop and service these applications.

Generate Strong Internal Growth. We define internal growth as an increase in lease revenues on a year-over-year basis at our CSCs in operation for at least one year, without inclusion of leasing revenue attributed to same-market acquisitions. We continue to focus on increasing the number of storage containers we lease from our existing branches to both new and repeat customers. Historically, we have been able to generate strong internal growth within our existing markets through sales and marketing programs designed to increase brand recognition, expand market awareness of the uses of mobile storage and differentiate our products from our competitors.

Leverage our Infrastructure through Acquisitions. Our branch network infrastructure covers a broad geographic area and is capable of serving additional volume at minimal levels of additional fixed costs. Our objective is to add volume by organically growing the lease fleet in these locations and through acquisitions. Asset purchases of “tuck in” competitors to existing or acquired CSCs or adding new fleets allows us to more effectively leverage our infrastructure. In addition, the corporate infrastructure of Royal Wolf is capable of managing existing fleets and locations in geographies outside of Australia and New Zealand, but within the Asia-Pacific area. From September 2007 through June 2012, Royal Wolf completed seven acquisitions and, as a result of these acquisitions and organic growth, Royal Wolf’s lease fleet grew from approximately 17,000 units at September 30, 2007 to over 36,000 units as of June 30, 2012.

Industry Overview

The storage industry includes two principal markets, fixed self-storage and mobile storage. The fixed self-storage market consists of permanent structures located away from customer locations used primarily by consumers to temporarily store excess household goods. Although we have containers that are used for self-storage on our sites and have sites that are focused on self-storage such as Auckland and Christchurch in New Zealand and Tomago in Australia, we do not participate in the fixed self-storage market with permanent structures.

The portable storage market, in which we operate, differs from the fixed self-storage market in that it brings the storage solution to the customer’s location and addresses the need for secure, temporary storage with immediate access to the storage unit. The advantages of portable storage include convenience, immediate accessibility, better security and lower costs. In contrast to fixed self-storage, the portable storage market is primarily used by businesses.

Mobile Storage Container Market

Since the mid-1990s, the storage container industry in Australia and New Zealand has developed into a stable market analogous to the marine container business of 20 or 25 years ago. Marine containerization displaced less efficient and more expensive specialized equipment. We believe mobile storage containers are achieving increased market share compared to the other options because of an increasing awareness that containers provide ground level access, durable protection against damage caused by wind or water and custom modifications tailored to customers’ specific uses.

We are not aware of any published third-party analysis of the Australia and New Zealand mobile storage container markets. Based upon internal analysis, Royal Wolf’s management team estimates that the mobile storage market in Australia and New Zealand currently generates annual revenues of approximately $241 million (AUS$237 million), with an estimated 60% derived from sales of mobile storage containers. Royal Wolf’s management team also anticipates that, as the market matures, leasing revenues will account for an increasing proportion of the total revenue.

The mobile storage market has experienced steady growth since the mid-1990s. Although there is no official forecast of industry growth rates or the future potential size market for mobile storage in Australia and New Zealand, we believe that a number of factors suggest that the market will continue to grow:

•

The level of knowledge among potential customers regarding the availability and benefits of containerized storage in key Australia and New Zealand markets, such as the construction and mining industries, is still relatively low;

•	Suppliers and customers continue to develop further uses for mobile storage containers, thereby broadening the market for mobile storage containers; and

•	As the market leader in Australia and New Zealand, Royal Wolf has consistently achieved organic growth based, in part, on growth in the market as a whole.

The mobile storage markets in Australia and New Zealand are highly fragmented. In most locations in Australia, Royal Wolf competes with several national and regional competitors, including, Cronos, and CGM-CMA, as well as smaller, full and part-time operators. Local competitors are regionally focused, and are usually more capital-constrained. Therefore, in general, most are heavily reliant on monthly sales performance, have slowly growing rental fleets and have limited ability to transact larger deals. The New Zealand market is even more fragmented.

The following table lists Royal Wolf’s principal competitors in the mobile storage container market in Australia. This information was compiled by Royal Wolf’s management team based upon informal estimates and internal surveys of competitor rental fleet size, annual sales volumes and, where possible, external information such as competitor newsletters, placement of advertising in regional yellow pages and discussions with corporate customers and suppliers of used boxes; such as wholesalers, shipping lines and container fleet lessors. We have no independent corroboration of this market information, and there is no assurance that this internally-generated information is accurate or complete.

Portable Container Buildings Market

The portable container buildings market in Australia was estimated to have generated revenue totaling $2,032 million (AUS$2,000 million) during FY 2012, of which approximately $762 million (AUS$750 million) relates to the markets in which Royal Wolf offers a competing product, according to reports from IBIS World Industry Report published in May 2012.The portable buildings market consists of the following:

•	Engineering, construction and resources — approximately 27.5%.

•	Household — approximately 25%

•	Non-residential building construction — approximately 30%.

•	Recreation and holiday — approximately 10%.

•	Agriculture and export — approximately 7.5%

Within the engineering, construction and resources market, portable container buildings are used for site offices, toilet and shower facilities, and worker housing and temporary accommodation blocks. This market is influenced by trends in public and private sector spending on infrastructure, generally, and, particularly, mine development and road and pipeline construction.

Demand from the non-residential buildings market principally stems from the demand for work sheds, site offices, industrial garages and temporary warehousing.

We believe the recreation and holiday market is increasingly becoming an important source of demand, particularly for the supply of fitted out cabins to be used as rental accommodations and second homes on purchased blocks of land. Growth in demand has been driven by growth in disposable income and increased leisure time associated with an aging population.

We believe that the portable container buildings market will grow over the long-term term, driven in part by a cyclical expansion in the mining and construction markets. We believe that the advantages of containerized portable buildings over traditional portable buildings of transportability, security and flexibility are highly valued in the mining and construction markets. We believe these markets represent a significant growth opportunity for Royal Wolf.

In the portable container buildings markets, Royal Wolf competes with three or four other large participants who manufacture their own units and most of whom offer units for both lease and sale to customers. These competitors include Coates, Atco, Ausco and Nomad. At present, Royal Wolf has a small presence in this market. The major barrier to entry for new participants is the degree of market penetration necessary to create a wide profile with contractors and clients. Penetrating and competing with the range of products and number of depots and agencies offered by incumbent operators tends to inhibit new entrants. As Royal Wolf already has a national sale and distribution network, established supply channels and a strong profile in its target markets, many of the barriers to entry applicable to other new entrants are not applicable to it.

Freight Container Market

Based upon internal analysis, Royal Wolf’s management team estimates that the freight container market in Australia generated approximately $41 million (AUS $40 million) in aggregate annual lease and sales revenues in fiscal year 2012. The rate of growth in this industry has been slow compared with the portable container storage and portable container buildings market. Although there is potential for growth in the freight container market as more road and rail carriers recognize the efficiencies of containerization, Royal Wolf’s present strategy is to maintain rather than grow its container fleet in this sector. Competitors include Cronos and the SCF Group (Simply Containers).

Products and Services

Royal Wolf is the only storage container product company in Australia and New Zealand with both the national presence and product range capable of servicing all sectors of the domestic rental and sales market. The Company’s key products include:

Mobile storage containers:	10-foot, 20-foot and 40-foot general purpose units Double pallet-wide high cube units Hazardous goods containers Refrigerated containers

Portable building containers:	Site offices and cabins Workforce accommodation units Luxury accommodation units Restroom blocks Blast-resistant units Specialized office and infrastructure suites

Freight containers:	Curtain-side containers 20-foot and 40-foot Hi-cube containers 20-foot and 40-foot two pallet-wide containers Side-opening door containers 20-foot bulk containers

Mobile Storage Containers. Royal Wolf leases and sells mobile storage containers, some of which are customized for specific customers, for on-site storage by customers. These customers include retail outlets and manufacturers, government departments, farming and agricultural concerns, building and construction companies, clubs and sporting associations, mine operators and the general public. Royal Wolf’s products include general purpose dry storage containers, refrigerated containers and hazardous goods containers in a range of standard and modified sizes, designs and storage capacities. There were 23,855 mobile storage containers in the lease fleet at June 30, 2012. The amount and percentage of Royal Wolf’s total sales and leasing revenues of mobile storage containers for FY 2012 were as follows ($ in millions):

	Dollars	Percentage
Sales	$66.4	83.5%
Leasing	40.8	65.3

Total revenues from mobile storage containers were 75% of Royal Wolf’s total revenues in FY 2012.

Portable Container Buildings. Royal Wolf also leases and sells portable container buildings as site offices and for temporary accommodations. Royal Wolf customizes mobile storage container buildings for some customers. Royal Wolf entered the portable building market in August 2005 with 20-foot and 40-foot portable buildings manufactured from steel container platforms which it markets to a subset of its mobile storage container customer base. There were 3,294 portable container buildings in the lease fleet at June 30, 2012. The amount and percentage of Royal Wolf’s total sales and leasing of portable container building revenues for FY 2012 were as follows ($ in millions):

	Dollars	Percentage
Sales	$10.9	13.7%
Leasing	11.2	17.9

Total revenues from portable container buildings were 16% of Royal Wolf’s total revenues in FY 2012.

Freight Containers. Royal Wolf leases and sells freight containers specifically designed for transport of products by road and rail. Customers include national moving and storage companies, distribution and logistics companies, freight forwarders, transport companies, rail freight operators and the Australian military. Royal Wolf’s freight container products include curtain-side, refrigerated and bulk cargo containers, together with a range of standard and industry-specific dry freight containers. There were 9,348 freight containers in the lease fleet at June 30, 2012. The amount and percentage of Royal Wolf’s total sales and leasing of freight container revenues for FY 2012 were as follows ($ in millions):

	Dollars	Percentage
Sales	$2.2	2.8%
Leasing	10.5	16.8

Total revenues from freight containers were 9% of Royal Wolf’s total revenues in FY 2012.

Most of our fleet is comprised of new and refurbished and customized storage containers, manufactured steel containers and record storage units, along with our freight and accommodation units. These products are designed for long useful lives. A portion of our fleet consists of used storage containers of eight to 13 years in age, a time at which their useful life as ocean-going shipping containers is over according to the standards promulgated by the International Organization for Standardization, which we refer to as “ISO.” Because we do not have the same stacking and strength requirements that apply in the ocean-going shipping industry, we have no need for these containers to meet ISO standards. We purchase these containers in large quantities, refurbish them by removing any rust and paint them with a rust inhibiting paint, and further customize them, and add our decals and branding.

We maintain our steel containers on a regular basis by painting them on average once every three to five years, removing rust, and occasionally replacing the wooden floor or other parts. This periodic maintenance keeps the container in good condition and is designed to maintain the unit’s value and rental rates comparable to new units.

Product Procurement

Royal Wolf purchases marine cargo containers from a wide variety of international shipping lines and container leasing companies and new container products directly from storage container manufacturers in China. We believe Royal Wolf is the largest buyer of both new and used storage container products for the Australia and New Zealand markets. The majority of used storage containers purchased is standard 20-foot and 40-foot units which Royal Wolf converts, refurbishes or customizes. Royal Wolf purchases new storage containers directly from container manufacturers.

Each of the following material suppliers was the source of two percent or more of Royal Wolf’s container purchases during FY 2012:

Suppliers	Type of Product Purchased	Percentage of Container Purchases
Nantong CIMC	New	10%
Singamas	New	6
World Container Traders	New	3
Flex-box	New	3
TAL International	New	2

Royal Wolf purchases new storage container products under purchase orders issued to container manufacturers, which the manufacturers may or may not accept or be able to fill. There are several alternative sources of supply for storage containers. Though Royal Wolf is not dependent upon any one manufacturer in purchasing storage container products, the failure of one or more of its suppliers to timely deliver containers to Royal Wolf could adversely affect its operations. If these suppliers do not timely fill Royal Wolf’s purchase orders or do not properly manufacture the ordered products, Royal Wolf’s reputation and financial condition also could be harmed.

CSC Network

Royal Wolf leases and sells its storage container products from an Australia and New Zealand network of CSCs which we believe is the largest branch network of any storage container company in Australia and New Zealand. Royal Wolf is represented in all major metropolitan areas, and Royal Wolf is the only container leasing and sales company with a nationally integrated infrastructure and work force. A typical Royal Wolf CSC consists of a leased site of approximately two to five acres with a sales office, forklifts and all-weather container repair workshop. CSC office staffing ranges from two to 15 people and include a branch manager supported by the appropriate level of sales, operations and administrative personnel. Yard and workshop staffing usually ranges between one and 12 people and can consist of welders, spray painters, boilermakers, forklift drivers and production supervisors. CSC inventory holding usually ranges between 150 and 700 storage containers at any one time, depending on market size and throughput demand. The following map shows Royal Wolf’s existing CSC locations at June 30, 2012:

Darwin
Cairns
Townsville
NT
QLD
WA
SA
Geraldton
Perth - Bayswater
Perth - Bibra Lake
Brisbane
Project Division
Gold Coast
NSW
Newcastle
Newcastle Self Storage
Central Coast
Sydney - St Marys
Sydney - Moorebank
Canberra
ACT
VIC
Adelaide
Melbourne - Sunshine
Melbourne - Clayton
TAS
Hobart

Silverdale
Auckland
Tauranga
Hamilton
Palmerston North
Wellington
Christchurch

Each CSC has a branch manager who has overall supervisory responsibility for all activities of the CSC. Branch managers report to one of our six regional managers. Our regional managers, in turn, report to our CSC or retail manager. Performance-based incentive bonuses are a portion of the compensation for the CSC, regional and branch managers.

Each branch has its own sales force, and we are introducing a transportation department that will deliver and pick up mobile storage units from customers in certain hub areas. Each branch has forklifts to load, transport and unload units and a storage yard staff responsible for unloading and stacking units. Steel units can be stored by stacking them three-high to maximize usable ground area. Our larger branches also have a fleet maintenance department to make modifications to the containers and maintain the branch’s forklifts and other equipment. Our smaller branches perform preventative maintenance tasks and outsource major repairs.

Except for the Auckland, New Zealand self-storage and regional office site, we lease all of our branch locations and Royal Wolf’s corporate and administrative offices in Hornsby, New South Wales. All of our major leased properties have remaining lease terms of up to 15 years and we believe that satisfactory alternative properties can be found in all of our markets, if we do not renew these existing leased properties. Reference is made to the “Description of Property” section for a more detailed description of our leased facilities.

Customers

Royal Wolf has a broad base of nearly 20,000 active customers, with no customer constituting more than 2% of our annual revenue for FY 2012. Our customer base includes the retail and manufacturing sectors, councils and government departments, the farming and agricultural community, the building and construction industry, clubs and sporting associations, the mining sector and the general public. We believe the disparity of Royal Wolf’s customer base reduces the business exposure to a significant downturn in any particular industry.

Royal Wolf provides its customers a solutions-oriented approach, with high reliability in equipment quality and supply, with prompt and efficient delivery and pick-up, and with superior service and product knowledge. This is supported by a highly responsive national marketing team, in-house finance, and control and engineering expertise and nationally linked fleet management and accounting systems. Royal Wolf is the largest and only truly national supplier of container products in Australia and New Zealand, and the only container company with the scale and capacity to service a full range of customers; from small local accounts right through to the largest national businesses. Royal Wolf’s diverse customer base is depicted in the following chart for FY 2012:

Royal Wolf customers use its storage containers for a wide variety of purposes, which include:

•	Temporary storage of excess inventory for the retail and wholesale industries;

•	Offices, workshops or storerooms;

•	Portable work camps for the resources industry, including accommodations, ablution and kitchen containers;

•	Blast resistant containers for refineries;

•	Rapid deployment storage for the military, emergency services and disaster relief;

•	Low-cost accommodations for remote communities and caravan parks; and

•	Farm storage for cattle feed, farm equipment, fertilizers and other items.

Sales and Marketing

Royal Wolf’s sales and marketing strategy is designed to reach thousands of potential customers. Communication with potential customers is predominantly generated through a combination of Yellow Pages, internal advertising and SEO (search engine optimization), print media advertising, telemarketing, web-site, customer referrals, signage and decal awareness, direct mail and radio. The customer hiring or buying process is being driven by customer awareness of the products combined with price shopping. We believe that while a typical customer may shop a limited number of suppliers, the customer does not spend much time doing so because the potential cost savings is relatively low compared to the value of their time. Our goal is for Royal Wolf to be one of the suppliers that potential customers call.

Fleet Management

Royal Wolf regularly re-locates containers between its CSCs to meet peaks in regional demand and optimize inventory levels. Royal Wolf has close relationships with the national road and rail hauling companies that enable it to transport the majority of containers interstate at attractive rates.

Royal Wolf’s management information systems are instrumental to its fleet management and targeted marketing efforts. Fleet information is updated daily at the CSC level which provides management with on-line access to utilization, leasing and sale fleet unit levels and revenues by branch or geographic region.

Management Information Systems

Our management information systems, including the RMI and Navision software programs, are scalable and provide us with critical information to manage our business. Utilizing our systems, we track a number of key operating and financial metrics including utilization, lease rates, customer trends and fleet data. All our branches use RMI/Navision and our support office provides financial, inventory and customer reports for branch managers.

Employees

As of June 30, 2012, Royal Wolf employed 241 full-time employees in the following major categories:

Senior and CSC management	18
Corporate staff	20
Sales and marketing	73
CSC operations and administration	130

None of our employees is covered by a collective bargaining agreement. We believe our relationship with our employees is good. We have never experienced any material labor disruption, and we are not aware of any efforts or plans to unionize our employees.

Properties

Except for the head office of Pac-Van, which we own, all of Pac-Van locations in North America are leased. Most of Pac-Van’s major leased properties have remaining lease terms of at least one year, and we believe that none of the individual branch locations is material to our operations. We also believe that satisfactory alternative properties could be found in all of our North American markets, if necessary. The following table shows information about our branches and other properties in North America as of June 30, 2012:

Location	Functions/Uses	Year Established
United States:
Atlanta, GA	Leasing and sales	2008
Bakersfield, CA	Leasing and sales	2008
Charleston, WV	Fleet storage	1998
Charlotte, NC	Leasing and sales	1999
Chicago, IL	Leasing and sales	1998
Cincinnati, OH	Leasing and sales	1997
Cleveland, OH	Leasing and sales	1995
Columbus, OH	Leasing and sales	1993
Dallas, TX	Leasing and sales	2008
Denver, CO	Leasing and sales	1999
Elkhart, IN	Fleet storage	2000
Chino, CA	Leasing and sales	2008
Indianapolis, IN	Leasing and sales	1993
Indianapolis, IN (owned)	Head office	2011
Jacksonville, FL	Leasing and sales	2007
Kansas City, MO	Leasing and sales	2000
Las Vegas, NV	Leasing and sales	1997
Louisville, KY	Leasing and sales	1994
Memphis, TN	Leasing and sales	1997
Nashville, TN	Leasing and sales	1996
Orlando, FL	Leasing and sales	1997
Phoenix, AZ	Leasing and sales	1998
Pittsburgh, PA	Leasing and sales	1998
Salt Lake City, UT	Leasing and sales	2008
St. Louis, MO	Leasing and sales	1996
Toledo, OH	Leasing and sales	2008
Trenton, NJ	Leasing and sales	2009
Canada:
Edmonton, AB	Leasing and sales	2012

GFN leases its corporate headquarters in Pasadena, California, effective January 31, 2008, from an affiliate of our chief executive officer, who is also a member of the board of directors. The rent is $7,393 per month, plus allocated charges for common area maintenance, real property taxes and insurance, for approximately 3,000 square feet of office space. The term of the lease is five years, with two five-year renewal options, and the rent is adjusted yearly based on the consumer price index.

Royal Wolf locates its Asia-Pacific CSCs (or branches) in markets with attractive demographics and strong growth prospects. Within each market, Royal Wolf has located its CSCs in areas that allow for easy delivery of mobile storage units to our customers over a wide geographic area. In addition, when cost effective, Royal Wolf seeks high visibility locations. The CSCs maintain an inventory of mobile storage units available for lease, and most of the CSCs also provide storage of units under lease at the site (“on-site storage”). Several CSCs have multiple leases of adjoining or contiguous properties and, except for the Auckland, New Zealand self-storage and regional office site, the CSCs are all leased.

The following table shows information about Royal Wolf’s CSCs and other properties by country (Australia and New Zealand) as of June 30, 2012 and we believe these properties are suitable and adequate for our needs:

Location	Functions/Uses	Year Established
Australia:
Adelaide	Leasing, on-site storage and sales	2006
Brisbane	Leasing, on-site storage and sales	2005
Brisbane (special products and modifications)	Leasing and modifications (not a CSC)	2008
Cairns	Leasing, on-site storage and sales	2004
Canberra	Leasing, on-site storage and sales	2007
Melbourne East — Clayton	Leasing, on-site storage and sales	1997
Melbourne West — Sunshine	Leasing, on-site storage and sales	2005
Darwin	Leasing, on-site storage and sales	2010
Geraldton	Leasing, on-site storage and sales	2007
Gold Coast	Leasing, on-site storage and sales	2005
Gosford — Central Coast	Leasing, on-site storage and sales	2009
Hobart	Leasing, on-site storage and sales	2008
Hornsby	Head office	1986
Sydney — Moorebank	Leasing, on-site storage and sales	2009
Sydney — St Marys	Leasing, on-site storage and sales	2011
Newcastle	Leasing, on-site storage and sales	2001
Perth North — Bayswater	Leasing, on-site storage and sales	2004
Perth South — Bibra Lake	Leasing, on-site storage and sales	2006
Tomago (Newcastle)	On-site storage and sales (not a CSC)	2008
Townsville	Leasing, on-site storage and sales	2005
New Zealand:
Auckland-Ormiston Rd (owned)	Head office and on-site storage	2000
Auckland-East Tamaki	Leasing, on-site storage and sales	2005
Christchurch	Leasing, on-site storage and sales	2002
Hamilton	Leasing, on-site storage and sales	2010
New Plymouth (Palmerston North)	Leasing, on-site storage and sales	2012
Silverdale/Albany	Leasing, on-site storage and sales	2008
Tauranga/Bay of Plenty	Leasing, on-site storage and sales	2009
Wellington	Leasing, on-site storage and sales	2007

Legal Proceedings

We are not involved in any material lawsuits or claims arising out of the normal course of our business. We have insurance policies to cover general liability and workers compensation related claims. In our opinion, the ultimate amount of liability not covered by insurance under pending litigation and claims, if any, will not have a material adverse effect on our financial position, operating results or cash flows.

Mine Safety Disclosures

Not applicable.

DIRECTORS AND EXECUTIVE OFFICERS

The following information is provided regarding our directors and executive officers as of April 30, 2013.

Name	Age	Position
Ronald F. Valenta	54	Chief Executive Officer and Director
Charles E. Barrantes	60	Executive Vice President and Chief Financial Officer
Jeffrey A. Kluckman	52	Executive Vice President of Business Development
Christopher A. Wilson	46	General Counsel, Vice President & Secretary
Robert Allan	57	Chief Executive Officer, Royal Wolf
Theodore Mourouzis	50	President, Pac-Van
Lawrence Glascott	78	Chairman of the Board of Directors
David M. Connell	68	Director
Susan L. Harris	56	Director
Manuel Marrero	55	Director
James B. Roszak	71	Director

Ronald F. Valenta has served as a director and as our Chief Executive Officer since our inception. Mr. Valenta has been the Chairman of General Finance Group, Inc. since 2008. From 1988 to 2003 Mr. Valenta served as the President and Chief Executive Officer of Mobile Services Group, Inc., a portable storage company he founded. From 2003 to 2006 Mr. Valenta was a founding director of the National Portable Storage Association, a storage industry non-profit organization. From 1985 to 1989, Mr. Valenta was a Senior Vice President of Public Storage, Inc. From 1980 to 1985, Mr. Valenta was employed by the accounting firm of Arthur Andersen & Co. in Los Angeles. Mr. Valenta’s experience in the portable storage industry, his financial and accounting background and the knowledge he acquired in managing diverse businesses provide the Board with key insights.

Charles E. Barrantes has served as our Executive Vice President and Chief Financial Officer since September 2006. Prior to joining us, Mr. Barrantes was vice president and chief financial officer for Royce Medical Company from early 2005 to its sale in late 2005. From 1999 to early 2005, he was chief financial officer of Earl Scheib, Inc., a public company that operated over 100 retail paint and body shops. Mr. Barrantes has over 25 years of experience in accounting and finance, starting with more than a decade with Arthur Andersen & Co.

Jeffrey A. Kluckman has served as our Executive Vice President of Business Development in September 2011. Mr. Kluckman served as the Vice President for Mergers and Acquisitions at Mobile Mini, Inc. in 2008 and held similar positions at Mobile Storage Group, Inc. and RSC Equipment Rental, Inc. (NYSE: RRR). Mr. Kluckman’s 15-year background in business development for the rental services industry, includes mergers and acquisitions in the mobile storage, modular space and equipment rental sectors.

Christopher A. Wilson became our General Counsel, Vice President & Secretary in December 2007. Prior to joining us, Mr. Wilson was the general counsel and assistant secretary of Mobile Services Group, Inc. from February 2002 to December 2007. Mr. Wilson practiced corporate law as an associate at Paul, Hastings, Janofsky & Walker LLP from 1998 to February 2002. Mr. Wilson graduated with a B.A. from Duke University in 1989 and a J.D. from Loyola Law School of Los Angeles in 1993.

Robert Allan has been the Chief Executive Officer of Royal Wolf since February 2006 and since September 2007 a director of Royal Wolf Holdings and one of our executive officers. Mr. Allan joined Royal Wolf in April 2004 as its Executive General Manager. From 2000 until joining Royal Wolf, he served as Group General Manager of IPS Logistics Pty Ltd, a shipping and logistics company. From 1997 until 2000, Mr. Allan was employed as a Regional Director of Triton Container International, the world’s largest lessor of marine cargo containers to the international shipping industry. Mr. Allan has more than 30 years of experience in the container leasing and logistics industries.

Theodore Mourouzis has been President of Pac-Van, Inc. since August 2006. He previously served as its Chief Operating Officer since 1999 and as its Vice President of Finance from 1997 until 1999. Prior to his employment with Pac-Van, Mr. Mourouzis, among other things, was a controller for a 3M joint venture, served four years in management consulting with Deloitte & Touche (focusing in operations and business process consulting), and was president of a picture framing distributor and the chief financial officer of its holding company. He received his undergraduate degree from Stanford University in 1985 and a Masters of Business Administration from The Wharton School of the University of Pennsylvania in 1991.

Lawrence Glascott has been the Chairman of the Board of Directors since November 2005. Mr. Glascott served as a director of 99¢ Only Stores from 1996 to 2011. From 1991 to 1996 Mr. Glascott was the Vice President of Finance of Waste Management International, an environmental services company. Prior thereto, Mr. Glascott was a partner at Arthur Andersen LLP and was in charge of the Los Angeles-based Arthur Andersen LLP Enterprise Group practice for over 15 years. Mr. Glascott’s experience in public accounting for companies in multiple industries provides the Board with key perspectives and insight.

David M. Connell has been a director since November 2005. In 1999 Mr. Connell founded Cornerstone Corporate Partners, LLC, a consulting and advisory firm. Prior to establishing Cornerstone Corporate Partners in 1999, Mr. Connell served as President and a member of the Board of Directors for Data Processing Resources Corporation, or DPRC, from 1992 to 1999. DPRC was a NASDAQ-listed provider of information technology consulting services to Fortune 500 companies. Prior to his service with DPRC, from 1988 to 1993, Mr. Connell was engaged by Welsh, Carson, Anderson & Stowe, a New York private equity firm, to manage a group of portfolio companies. From 1990 to 1993, Mr. Connell served as Chairman and Chief Executive Officer of Specialized Mortgage Service, Inc., an information technology company serving the real estate, banking and credit rating industries. From 1988 to 1990, he served as Chairman and Chief Executive Officer of Wold Communications, Inc., which later merged and became Keystone Communications, a leading satellite communications service provider. Mr. Connell brings to the Board business experiences which include the management of a publicly listed company, strategic planning and the structuring of incentive plans for businesses in diverse industries.

Susan L. Harris has been a director since 2008. Ms. Harris served as a director of Mobile Services Group, Inc. and Mobile Storage Group, Inc., portable storage companies from May 2004 to August 2006 and from May 2002 to August 2006, respectively. Ms. Harris retired from SunAmerica Inc., a NYSE-listed financial services company, where she served in a variety of positions between 1985 and 2000, including her most recent position as Senior Vice President, General Counsel and Corporate Secretary. Prior to joining SunAmerica, Ms. Harris worked for the law firm of Lillick, McHose and Charles, specializing in corporate and securities law. Ms. Harris brings to our Board broad legal experience and knowledge of the portable storage industry that provide the Board with key perspectives in corporate governance and legal matters.

Manuel Marrero has been a director since November 2005. Since March 2009 Mr. Marrero has served as the Chief Executive Officer of the specialty finance companies of General Finance Group, Inc., a company controlled by Ronald Valenta. From January 2004 to March 2009, Mr. Marrero worked as a financial and operations management consultant with several companies, principally focused in consumer products brand management. From May 2002 until January 2004, Mr. Marrero served as the Chief Financial Officer of Mossimo, Inc., a designer and licensor of apparel and related products. From 1999 to 2001, Mr. Marrero was the Chief Operating Officer and Chief Financial Officer of Interplay Entertainment Corp., a developer, publisher and distributor of interactive entertainment software, and from 1996 to 1999 Mr. Marrero served as the Chief Financial Officer of Precision Specialty Metals, Inc., a light gauge conversion mill for flat rolled stainless steel and high performance alloy. Mr. Marrero has served on the boards of directors of Interplay OEM, Inc., Shiney Entertainment, Inc., Seed Internet Ventures, Inc., L.A. Top Producers, LLC, Friends of Rancho San Pedro and Tree People. Mr. Marrero’s business experiences and entrepreneurial accomplishments assist the Board in shaping the Company’s strategy and growth.

James B. Roszak has been a director since November 2005. Mr. Roszak was employed by the Life Insurance Division of Transamerica Corporation, a financial services organization engaged in life insurance, commercial lending, equipment leasing and real estate services, from 1962 until his retirement in 1997. From 1978 to 1988 Mr. Roszak was based in Toronto, Canada and during that time served as the President and Chief Executive Officer of Transamerica’s life insurance operations in Canada. In 1988 Mr. Roszak returned to the U. S. Life insurance operations as the Chief Marketing Officer and was subsequently named President, the capacity in which he served until his retirement. Mr. Roszak also served on the board of directors of buy.com, an Internet retailer and NASDAQ-listed company and also served as its interim Chief Executive Officer from February 2001 to August 2001 when it was taken private. He was also a director of National RV Holdings from June 2003 until July 2008. He is currently a member of the Board of Trustees of Chapman University where he is the Chairman of the Finance Committee. Mr. Roszak also serves as a member of the Board of Regents of Brandman University where he is the board secretary. Our board benefits from Mr. Roszak’s management and board experience and deep knowledge of finance, accounting, international business, operations and risk management.

Director Independence

NASDAQ requires that a majority of the members of the Board of Directors be “independent directors,” which is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. All members of the Board’s Audit, Compensation and Nominating and Governance Committees are independent within the meaning of The NASDAQ Stock Market Rules and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended.

In making these determinations, the Board of Directors was presented with a report from the Company’s General Counsel and discussed information provided by the directors and the Company with regard to each director’s business and personal activities as they relate to the Company. Each director and executive officer is required to complete a director and officer questionnaire each year which requires disclosure of transactions with the Company in which the director or officer, or any members of his or her family, have a direct or indirect material interest.

The Board of Directors has determined that Ms. Harris and Messrs. Connell, Glascott and Roszak are independent under The NASDAQ Stock Market rules and listing standards and have no relationship with the Company except as a director and stockholder. The Board determined that Mr. Valenta is not independent because he is the President and Chief Executive Officer of the Company. The Board determined that Mr. Marrero is not independent because he serves as the Chief Executive Officer of General Finance Group, Inc., a specialty finance company controlled by Mr. Valenta.

Board Committees

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each committee regularly delivers reports to the full Board of Directors concerning its meetings and actions. In fiscal year 2012 the independent directors met in executive session five times, and the Audit Committee met in executive session during each of its six regularly scheduled meetings.

Audit Committee. The Audit Committee consists of Mr. Roszak, as Chairman, Mr. Connell and Mr. Glascott. The Board of Directors has determined that each member of the Audit Committee qualifies as “independent” within the meaning of The NASDAQ Stock Market Rules and Section 10A of the Securities Exchange Act of 1934, as amended. Our Board has determined Mr. Roszak, Mr. Connell and Mr. Glascott each qualify as an “audit committee financial expert,” as defined in the rules and regulations of the SEC. In addition, we have certified to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

The functions of the Audit Committee and its activities during fiscal year 2012 are described below under the heading “Report of the Audit Committee.”

The Board of Directors has adopted a written charter for the Audit Committee, and the Audit Committee within the past year has reviewed and assessed the adequacy of the charter, which was amended in February 2010. A copy of the Audit Committee Charter is available free of charge on the “Corporate Governance” section in our website at www.generalfinance.com or by written request addressed to our Secretary.

The Audit Committee met six times in fiscal year 2012.

Compensation Committee. The Compensation Committee consists of Mr. Connell, as Chairman, Ms. Harris and Mr. Roszak, each of whom is an independent director under NASDAQ rules and listing standards.

The purposes of the Compensation Committee are to determine and approve the goals, objectives and compensation structure for our executive officers, to review the performance of our executive officers and to review the Company’s management resources, succession planning and development activities.

The Board of Directors established the Compensation Committee in May 2006. The Compensation Committee adopted its charter in February 2007 and amended its charter most recently in June 2011. The June 2011 amendments to the charter provided that each member of the Compensation Committee must be independent within the meaning of The NASDAQ Stock Market Rules and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended, and that prior to selection of an executive compensation advisor, the Compensation Committee must evaluate the independence of the executive compensation advisor by considering the factors identified by the SEC necessary to determine whether the executive compensation advisor is independent. A copy of the Compensation Committee Charter is available free of charge on the “Corporate Governance” section in our website at www.generalfinance.com or by written request addressed to our Secretary.

The Compensation Committee met four times in fiscal year 2012.

Nominating and Governance Committee. The Nominating and Governance Committee consists of Ms. Harris, as Chairwoman, Mr. Connell and Mr. Roszak.

The Nominating and Governance Committee is responsible for certain matters which include reviewing the size and composition of the Board of Directors, overseeing the selection of persons to be nominated to serve on our Board of Directors and maintaining, overseeing the corporate governance of the Company and assuring that the Board of Directors conducts an annual self-evaluation.

The Board of Directors adopted a written charter for the Nominating and Governance Committee in January 2006 and amended its charter in September 2009. A copy of the Nominating and Governance Committee Charter is available free of charge on the “Corporate Governance” section in our website at www.generalfinance.com or by written request addressed to our Secretary.

The Nominating and Governance Committee met once in fiscal year 2012.

Compensation Committee Interlocks and Insider Participation

No person who served on the Compensation Committee in fiscal year 2012 was, during the year or previously, an officer or employee of the Company or had a relationship with the Company requiring disclosure under Item 404 of Regulation S-K. Since March 2009 Mr. Marrero has served as the Chief Executive Officer of the specialty finance companies of General Finance Group, Inc., a company controlled by Ronald Valenta. Mr. Valenta has the power to set Mr. Marrero’s incentive compensation. No other interlocking relationship exists between any member of the Board of Directors and any member of any other company’s board of directors or compensation committee.

Compensation of Directors

We currently have five non-employee directors that qualify for compensation.

The following table provides information concerning the compensation of the directors for fiscal year 2012:

Director Compensation

Name	Fees Earned or Paid in Cash ($)
Lawrence Glascott	$55,750
David M. Connell	51,500
Manuel Marrero	33,000
James B. Roszak	55,000
Susan L. Harris	44,250
Ronald F. Valenta	—

In October 2011, the Compensation Committee approved a new schedule of compensation of our non-employee directors effective January 1, 2012 which, as reflected by the table below, established that if a single committee meeting or multiple committee meetings are held on the same day, a director will receive a fee of $1,500. The following table summarizes the schedule of compensation of our non-employee directors (directors who also serve as officers currently receive no additional compensation for their services as directors). In addition to the compensation set forth below, each director is also eligible for reimbursement of reasonable expenses incurred in connection with the director’s services.

Annual Retainer — Chairman of the Board	$60,000
Annual Retainer — Non-Employee Directors	40,000
Additional Annual Retainer — Audit Committee Chair	12,000
Additional Annual Retainer — Compensation Committee Chair	10,000
Additional Annual Retainer — Nominating and Governance Committee Chair	6,000
Committee Meeting Attendance Fee	1,500

The annual retainers are payable in advance in quarterly installments, and committee fees are paid at the end of each quarter. The Chairman of the Board shall have the discretion to pay additional fees to directors for meetings other than regular meetings of the board of directors. Upon reelection to the board of directors, each non-employee director will receive a stock option grant to acquire 9,000 shares of common stock with an exercise price determined based upon the closing price of the Company’s common stock on the date of grant, subject to a vesting schedule in which one-third of the options granted will vest on each of the first three anniversaries of the grant date.

Code of Ethics

The Company’s Code of Ethics applies to all our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics sets forth the guiding principles by which the Board of Directors, officers and employees operate the Company’s businesses. The Code of Ethics is posted on our Internet website at www.generalfinance.com under the “Corporate Governance” section.

We will provide a copy of the Code of Ethics upon written request delivered to General Finance Corporation, 39 East Union Street, Pasadena, California 91103, Attention: Secretary.

Conflicts of Interest

Stockholders should be aware of the following potential conflicts of interest:

•	Our chief executive officer is not required to commit his full time to our affairs and, accordingly, he may have conflicts of interest in allocating their time among various business activities.

•

In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to our company and the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•

Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those in which our company intends to engage.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table contains summary compensation information of the following executive officers, or our “Named Executive Officers,” for fiscal years 2012, 2011 and 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(4)	All Other Compensation	Total
Ronald F. Valenta	2012	$275,000	$146,250	$—	$67,200	$—	$488,450
Chief Executive Officer(5)	2011	200,000	97,000	—	12,800	—	309,800
	2010	200,000	—	—	—	—	200,000

Charles E. Barrantes	2012	$225,000	$100,000	$—	$60,800	$—	$385,800
Chief Financial Officer and	2011	200,000	100,000	—	154,900	—	454,900
Executive Vice President(1)	2010	200,000	50,000	—	142,700	—	392,700

Christopher A. Wilson	2012	$200,000	$98,500	$—	$202,200	$—	$500,700
General Counsel, Vice	2011	200,000	92,500	—	185,900	—	478,400
President and Secretary(2)	2010	200,000	50,000	—	173,700	—	423,700

Robert Allan	2012	$441,925	$253,009	$—	$43,500	$—	$738,434
Chief Executive Officer,	2011	410,527	530,842	158,955	41,800	—	1,142,124
Royal Wolf(3)(7)	2010	309,100	45,114	—	90,500	—	444,714

Theodore Mourouzis	2012	$181,731	$51,730	$—	$77,600	$922	$311,983
President and Chief Operating	2011	175,000	5,000	—	55,000	1,147	236,147
Officer, Pac-Van, Inc.(6)	2010	175,049	17,000	—	62,400	1,051	255,500

(1)	The employment of Mr. Barrantes commenced in September 2006.
(2)	The employment of Mr. Wilson commenced in December 2007.
(3)

Mr. Allan became a Named Executive Officer in conjunction with our acquisition of Royal Wolf effective September 13, 2007. Australian dollar to U.S. dollar exchange rates used were 1.0161 for fiscal year 2012, 1.0597 for fiscal year 2011 and 0.8567 for fiscal year 2010.

(4)

The amounts shown are the amounts of compensation expense recognized by us relating to the grants of stock options, as described in FASB ASC Topic 718. For a discussion of valuation assumptions used in the calculation of these amounts see Note 2 “Summary of Significant Accounting Policies, and Note 9 “Stock Option Plans” of the Notes to Consolidated Financial Statements included in this prospectus.

(5)	The employment of Mr. Valenta commenced in February 2009.
(6)	Mr. Mourouzis became a Named Executive Officer in conjunction with our acquisition of Pac-Van, Inc. effective October 1, 2008. Other compensation represents 401(k) plan contributions by Pac-Van, Inc.
(7)

Stock awards in fiscal year 2011 represent 81,968 shares of Royal Wolf Holdings capital stock issued in connection with its Australian IPO. The fiscal year 2012 bonus includes $67,062 paid under a deferred cash compensation plan at Royal Wolf.

Plan-Based Awards

We have two equity compensation plans, our 2006 Stock Option Plan and our 2009 Stock Incentive Plan. Subsequent to December 2009, grants of stock options will be made only from the 2009 Stock Incentive Plan. The following table provides information concerning each grant of an award made to the Named Executive Officers in fiscal year 2012.

Option Grants in Fiscal Year 2012

Name	Grant Date	Date of Approval of Grants by the Compensation Committee	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Shares)	Grant Date Fair Value of Option Awards ($)
Ronald F. Valenta	8/25/11	8/25/11	80,000	(1)	$3.11	$191,100
	6/7/12	6/7/12	80,000	(2)	$3.15	$183,000

Charles E. Barrantes	6/7/12	6/7/12	30,000	(2)	$3.15	$68,600

Christopher A. Wilson	6/7/12	6/7/12	30,000	(2)	$3.15	$68,600

Theodore M. Mourouzis	6/7/12	6/7/12	27,000	(2)	$3.15	$61,800

(1)	These options vest over 40 months subject to performance conditions based on, among other things, achieving a three-year cumulative EBITDA target.
(2)	These options vest over 42 months subject to performance conditions based on, among other things, achieving a three-year cumulative EBITDA target.

The following table provides information concerning outstanding options as of June 30, 2012.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Exercise Price ($/Sh)	Expiration Date
Ronald F. Valenta	—	80,000	(6)	80,000	$1.06	9/15/20
	—	80,000	(8)	80,000	3.11	8/15/21
	—	80,000	(7)	80,000	3.15	6/7/22
Charles E. Barrantes	225,000	—	(1)	—	7.30	9/11/16
	20,000	—	(5)	—	1.28	1/26/20
	—	30,000	(6)	30,000	1.06	9/15/20
	—	30,000	(7)	30,000	3.00	6/23/21
	—	30,000	(7)	30,000	3.15	6/7/22
Christopher A. Wilson	180,000	45,000	(2)	—	9.05	12/14/17
	20,000	—	(5)	—	1.28	1/26/20
	—	30,000	(6)	30,000	1.06	9/15/20
	—	30,000	(7)	30,000	3.00	6/23/21
	—	30,000	(7)	30,000	3.15	6/7/22
Robert Allan	76,000	9,000	(3)	—	8.80	1/22/18
	—	40,000	(6)	40,000	1.06	9/15/20
Theodore Mourouzis	30,000	50,000	(4)	30,000	6.40	10/1/18
	—	27,000	(6)	27,000	1.06	9/15/20
	—	27,000	(7)	27,000	3.00	6/23/21
	—	27,000	(7)	27,000	3.15	6/7/22

(1)	These options vested in five equal annual installments on September 11 of each of 2007, 2008, 2009, 2010 and 2011, subject to continued service with us, and have a ten-year term.
(2)	These options vest in five equal annual installments on December 14 of each of 2008, 2009, 2010, 2011 and 2012, subject to continued service with us, and have a ten-year term.
(3)	These options vest in five equal annual installments on January 22 of each of 2009, 2010, 2011, 2012 and 2013. These stock options are subject to continued service with us and have a ten-year term.
(4)

20,000 of these options vest in five equal installments beginning October 1, 2009 and 30,000 of these options vest in varying periods over 71 months subject to performance conditions based on Pac-Van, Inc. achieving certain EBITDA targets for the fiscal years 2010 through 2013. These stock options are subject to continued service with us and hold a ten-year term.

(5)

These options vested over 20 months subject to performance conditions based on, among other things, achieving a certain EBITDA target for fiscal year 2010. These stock options are subject to continued service with us and hold a ten-year term.

(6)

These options vest over four years subject to achieving a three-year cumulative EBITDA target, subject to adjustment for U.S. Dollar to Australian currency exchange rates and debt levels over established thresholds.

(7)

These options vest over 42 months subject to achieving a three-year cumulative EBITDA target, subject to adjustment for U.S. Dollar to Australian currency exchange rates and debt levels over established thresholds.

(8)

These options vest over 40 months subject to achieving a three-year cumulative EBITDA target, subject to adjustment for U.S. Dollar to Australian currency exchange rates and debt levels over established thresholds.

No Named Executive Officer exercised any stock options during fiscal year 2012.

Employment Agreements

On February 11, 2009, we entered into an employment agreement with Ronald Valenta, under which he agreed to serve as our Chief Executive Officer. Under the employment agreement and base salary increases approved by the Compensation Committee, Mr. Valenta received a base annual salary of $275,000 during fiscal year 2012 and is eligible to receive an annual bonus each fiscal year of up to 35% of his base salary, provided he is employed on the last day of such year. We reimburse Mr. Valenta up to $2,500 per month for a car allowance and health, dental, vision and supplemental disability premiums for Mr. Valenta and his family. Mr. Valenta is entitled to a severance payment equal to one year’s salary if his employment is terminated without cause, as defined in the employment agreement.

On September 11, 2006, we entered into an employment agreement with Charles E. Barrantes, under which he agreed to serve as our Executive Vice President and Chief Financial Officer. Under the employment agreement and base salary increases approved by the Compensation Committee, Mr. Barrantes received a base annual salary of $225,000 during fiscal year 2012 and is eligible to receive an annual bonus each fiscal year of up to 35% of his base salary, provided he is employed on the last day of such year. We reimburse Mr. Barrantes for health, dental, vision and supplemental disability premiums for himself and his family. Mr. Barrantes is entitled to participate on the same basis in all offered benefits or programs as any other employee. In August 2009, we entered into an amended and restated employment agreement with Mr. Barrantes that provides that Mr. Barrantes is entitled to a severance payment equal to one year’s salary if his employment is terminated without cause, as defined in the employment agreement.

On December 14, 2007, we entered into an employment agreement with Christopher A. Wilson, under which he agreed to serve as our General Counsel, Vice President and Secretary. Under the employment agreement, as amended in August 2009, Mr. Wilson receives a base annual salary of $200,000, and is eligible to receive an annual bonus each fiscal year of up to 35% of his base salary, provided he is employed on the last day of such year. Mr. Wilson is entitled to a severance payment equal to one year’s salary if his employment is terminated without cause, as defined in the employment agreement. We reimburse Mr. Wilson for health, dental, vision and supplemental disability premiums for himself and his family. Mr. Wilson is entitled to participate on the same basis in all offered benefits or programs as any other employee.

On July 22, 2008, Pac-Van entered into an employment agreement with Theodore Mourouzis, under which he agreed to serve as the President and Chief Operating Officer of Pac-Van. Under the employment agreement, as amended in October 2010, and base salary increases approved by the Compensation Committee, Mr. Mourouzis received a base annual salary of $181,731 during fiscal year 2012 and is eligible to receive an annual bonus each fiscal year based on criteria approved by the Compensation Committee, provided he is employed on the last day of such year. The employment agreement provides that Pac-Van will pay Mr. Mourouzis non-compete payments equal to eight months of his base salary in the event his employment is terminated without cause, as defined in the employment agreement.

Royal Wolf employs Robert Allan pursuant to an employment agreement, as amended, that will continue indefinitely, unless terminated by Mr. Allan or Royal Wolf upon at least six months’ notice. Under his employment agreement at June 30, 2011 and base salary increases approved by the Royal Wolf Holdings Nomination and Remuneration Committee, Mr. Allan receives a base annual salary of AUD $459,649 and is eligible to receive an annual performance bonus of approximately AUD $160,000 based upon the achievement of specified performance indicators. The maximum annual performance bonus is subject to increase based upon consumer priced index increases. There is no severance or similar obligation to Mr. Allan under his employment agreement except that Royal Wolf may pay six months’ compensation to Mr. Allan in lieu of providing notice of termination of his employment as described above.

The employment agreements of Mr. Valenta, Mr. Barrantes, Mr. Wilson and Mr. Mourouzis will terminate upon the date of their death or in the event of a physical or mental disability that renders either of them unable to perform his duties for 60 consecutive days or 120 days in any twelve-month period. Mr. Valenta, Mr. Barrantes, Mr. Wilson and Mr. Mourouzis may terminate their respective employment agreements at any time upon 30 days notice to us, and we may terminate these agreements at any time upon notice to Mr. Valenta, Mr. Barrantes, Mr. Wilson or Mr. Mourouzis.

Ronald Valenta, Charles Barrantes and Christopher Wilson and one other officer are the only employees who received compensation for services to the Company in fiscal year 2012. Mr. Mourouzis received compensation as the President of Pac-Van. Robert Allan received compensation as Chief Executive Officer of RWH Holdings Limited, which, with its subsidiaries, we refer to as “Royal Wolf,” an indirectly-owned Australian subsidiary.

In approving Mr. Valenta’s, Mr. Barrantes’ and Mr. Wilson’s compensation, the Board of Directors reviewed information provided by management regarding the compensation of comparable level officers of public companies, including companies in the equipment leasing business. The Board also considered the size and stage of development of the Company, Mr. Valenta’s, Mr. Barrantes’ and Mr. Wilson’s experience and prior compensation, and the scope of the services that each would be required to render (particularly given the lack of support staff and the need to implement policies and procedures). The Board of Directors determined that Mr. Valenta’s, Mr. Barrantes’ and Mr. Wilson’s compensation should consist of a base salary, the opportunity for a material performance-based bonus and stock options.

Potential Payments Upon Termination of Employment or Change in Control

We have no agreements or arrangement with any executive officer that provides for payments upon termination of employment, except that the employment agreements of Mr. Valenta, Mr. Barrantes and Mr. Wilson provide that each is entitled to a lump sum severance payment of twelve months base salary if we terminate their employment without “cause” or he terminates his employment for “good reason.” We have no other agreements or arrangements with any executive officer that provide for payments upon a change of control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of April 26, 2013, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our executive officers and directors; and (iii) all of our executive officers and directors as a group. Unless otherwise noted, we believe that each beneficial owner named in the table has sole voting and investment power with respect to the shares shown, subject to community property laws where applicable. An asterisk (*) denotes beneficial ownership of less than one percent.

	Beneficial Ownership
Name	Number of Shares(1)	Percent of Class(1)
Ronald F. Valenta(2)(3)	4,306,171	19.4%
James B. Roszak(2)(4)	62,875	(*)
Lawrence Glascott(2)(5)	100,100	(*)
Manuel Marrero(2)(6)	98,125	(*)
David M. Connell(2)(7)	64,499	(*)
Susan Harris(2)(8)	13,500	(*)
Charles E. Barrantes(2)(9)	278,250	1.3%
Christopher Wilson(2)(10)	292,450	1.3%
Jeffrey Kluckman(2)(11)	45,471	(*)
Robert Allan(12)(13)	111,297	(*)
Theodore M. Mourouzis(14)(15)	429,149	1.9%
Gilder, Gagnon, Howe & Co. LLC(16)	652,466	2.9%
Olowalu Holdings, LLC(17)	3,505,498	15.8%
2863 S. Western Avenue Palos Verdes, California 90275
Jonathan Gallen(18)	250,000	1.1%
299 Park Avenue, 17th Floor New York, New York 10171
Neil Gagnon(19)	6,731,407	30.2%
1370 Avenue of the Americas, Suite 2400 New York, New York 10019
Jack Silver(20)	765,000	3.4%
SIAR Capital LLC 660 Madison Avenue New York, New York 10021
Ronald L. Havner, Jr.(23)	2,538,655	11.4%
LeeAnn R. Havner
The Havner Family Trust c/o Karl Swaidan Hahn & Hahn LLP 301 East Colorado Boulevard, Suite 900 Pasadena, California 91101
Ebb Tide Investments Limited(24)	854,836	3.8%
Second Floor Windsor Place 22 Queen Street Hamilton, HM HX Bermuda
All executive officers and directors as a group (eleven persons)	5,801,887	26.1%

(1)

Based on 22,251,536 shares of common stock outstanding. In accordance with the rules of the SEC, person is deemed to be the beneficial owner of shares that the person may acquire within the following 60 days (such as upon exercise of options or warrants or conversion of convertible securities). These shares are deemed to be outstanding for purposes of computing the percentage ownership of the person beneficially owning such shares but not for purposes of computing the percentage of any other holder.

(2)	Business address is c/o General Finance Corporation, 39 East Union Street, Pasadena, California 91103.
(3)

Includes 3,978,292 shares owned and 273,704 shares that may be acquired upon the exercise of warrants and 51,050 shares owned by Mr. Valenta’s wife and minor children and 3,125 shares that may be acquired upon the exercise of warrants owned by Mr. Valenta’s wife and minor children.

(4)	Includes 43,750 shares owned, 12,000 shares that may be acquired upon exercise of options and 7,125 shares that may be acquired upon the exercise of warrants.
(5)	Includes 69,800 shares owned, 12,000 shares that may be acquired upon exercise of options and 18,300 shares that may be acquired upon the exercise of warrants.
(6)	Includes 71,250 shares owned, 15,000 shares that may be acquired upon exercise of options and 11,875 shares that may be acquired upon the exercise of warrants.
(7)	Includes 41,166 shares owned, 15,000 shares that may be acquired upon exercise of options and 8,333 shares that may be acquired upon the exercise of warrants.
(8)	Includes 1,000 shares owned, 12,000 shares that may be acquired upon exercise of options and 500 shares that may be acquired upon the exercise of warrants.
(9)	Includes 28,500 shares owned, 245,000 shares that may be acquired upon exercise of stock options and 4,750 shares that may be acquired upon the exercise of warrants.
(10)	Includes 44,450 shares owned, 245,000 shares that may be acquired upon exercise of stock options and 3,000 shares that may be acquired upon the exercise of warrants.
(11)

Includes 22,526 shares owned, 450 shares owned by Mr. Kluckman’s minor children, 13,333 shares that may be acquired upon exercise of stock options, 9,087 shares that may be acquired upon the exercise of warrants held by Mr. Kluckman and 75 shares that may be acquired upon the exercise of warrants held by Mr. Kluckman’s minor children.

(12)	Business address is Suite 201, Level 2, 22-28 Edgeworth David Avenue, Hornsby, New South Wales, Australia 2077
(13)	Includes 30,255 shares owned, 76,000 shares that may be acquired upon the exercise of stock options and 5,042 shares that may be acquired upon the exercise of warrants.
(14)	Business address is 9155 Harrison Park Court, Indianapolis, IN 46216.
(15)

Includes 341,708 shares owned, 2,819 shares owned by Mr. Mourouzis’ minor children, 40,000 shares that may be acquired upon exercise of stock options and 44,622 shares that may be acquired upon the exercise of warrants.

(16)

Information is based upon an Amendment to Schedule 13G filed on July 12, 2010. Gilder, Gagnon, Howe & Co. LLC is a New York limited liability and broker or dealer registered under the Securities Exchange Act of 1934. The shares shown include 28,865 shares as to which Gilder, Gagnon, Howe & Co. LLC has sole voting power and 880,871 shares as to which it has investment power. Of these 880,871 shares, 772,678 shares are held in customer accounts under which partners or employees of Gilder, Gagnon, Howe & Co. LLC have discretionary authority to dispose or direct the disposition of the shares, 108,193 shares are held in accounts of its partners and 28,865 shares are held in its profit-sharing plan.

(17)

Information is based upon Amendment No. 4 to Schedule 13G filed on January 3, 2013. Olowalu Holdings, LLC (“Olowalu”), is a Hawaiian limited liability company, of which Rick Pielago and Marc Perez are the managers. Olowalu shares voting and investment power as to all of the shares shown with U.S. Commonwealth Life A.I., a Puerto Rican company, and the Ronald Valenta Irrevocable Life Insurance Trust No. 1, a California trust, of which Mr. Pielago is trustee. The Ronald Valenta Irrevocable Life Insurance Trust No. 1 is an irrevocable family trust established by Ronald F. Valenta in December 1999 for the benefit of his wife at the time, any future wife, and their descendants. Mr. Valenta, himself, is not a beneficiary of the Trust, and neither he nor his wife or their descendants has voting or investment power, or any other legal authority, with respect to the shares shown. Mr. Valenta disclaims beneficial ownership of the shares held by the Trust. Mr. Pielago and Mr. Perez may be deemed to be the control persons of

Olowalu, and Mr. Pielago may be deemed to be the control person of the Ronald Valenta Irrevocable Life Insurance Trust No. 1.
(18)	Information is based upon an Amendment to Schedule 13G filed on February 16, 2010. The shares shown are held by Ahab Opportunities, L.P. and Ahab Opportunities, Ltd.
(19)

Information is based upon an Amendment to Schedule 13G filed on April 25, 2013. The shares shown include: (i) 7,262,529 shares beneficially owned by Mr. Gagnon; (ii) 3,759,548 shares beneficially owned by Mr. Gagnon over which he has sole voting power and shared dispositive power; (iii) 3,502,981 shares held for certain customers of Gagnon Securities LLC, of which Mr. Gagnon is the managing member and the principal owner and over which he has shared voting and dispositive power; and (iv) 4,165,407 shares held for certain customers of Gagnon Securities LLC over which Mr. Gagnon has shares power to dispose of or direct the disposition.

(20)	Information is based upon an Amendment to Schedule 13G filed on December 11, 2009. The shares shown are held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is a trustee.
(21)	Information is based upon a Schedule 13G filed on February 12, 2009 as an Investment Advisor with the Sole dispositive and power to vote or to direct the vote of 231,117 shares.
(22)

Information is based upon an Amendment to Schedule 13G filed on February 13, 2009. The shares shown consist of 875,842 shares beneficially owned by Halcyon Asset Management LLC and Halcyon Offshore Asset Management LLC over which they have sole voting power and dispositive power.

(23)

Information is based upon Amendment No. 4 to Schedule 13D filed on December 31, 2012. The shares shown include 2,000 shares as to which Ronald L. Havner has sole voting power, 3,000 shares as to which his wife, LeeAnn R. Havner, has sole voting power, 1,038,655 shares owned by The Havner Family Trust of which Mr. Havner and Mrs. Havner serve as Co-Trustees, and 1,500,000 shares owned by JCS Ventures, LLC, a limited liability company of which Mr. Havner and Mrs. Havner act as managers. Mr. and Mrs. Havner may he deemed to beneficially own all of the shares held by the Trust.

(24)

Information is based on Amendment No. 5 to Schedule 13G filed January 3, 2013. Ebb Tide Investments Limited (“Ebb Tide”) is a Bahamas limited company, of which Colin James is the director. Ebb Tide shares voting power with Magna Carta Life Insurance Ltd. (“Magna Carta”), a Bermuda limited company. Ebb Tide, Magna Carta and HFD Family Trust (“HFD Trust”), a Cayman Islands Trust of which Rick J. Pielago is the protector. The HFD Trust is an irrevocable family trust established by Ronald F. Valenta in August 2008 for the benefit of his minor children and their descendants. Mr. Valenta, himself, is not the beneficiary of the HFD Trust, and neither he nor his minor children nor their descendants have voting or investment power, of any other legal authority, with respect to the shares shown. Mr. Valenta disclaims beneficial ownership of the shares held by Ebb Tide, Magna Carta and the HFD Trust. Colin James may be deemed to be the control person of Magna Carta, and Mr. Pielago may be deemed to be the control person of Ebb Tide and the HFD Trust.

TRANSACTIONS WITH RELATED PERSONS

Effective January 31, 2008, the Company entered into a lease with an affiliate of Ronald F. Valenta, a director and the chief executive officer of the Company, for its corporate headquarters in Pasadena, California. The rent is $7,393 per month, effective March 1, 2009, plus allocated charges for common area maintenance, real property taxes and insurance, for approximately 3,000 square feet of office space. The term of the lease is five years, with two five-year renewal options, and the rent is adjusted yearly based on the consumer price index. On October 11, 2012, the Company exercised its option to renew the lease for an additional five-year term commencing February 1, 2013. Rental payments were $55,000 in both FY 2012 and FY 2013.

Effective October 1, 2008, the Company entered into a services agreement with an affiliate of Mr. Valenta for certain accounting, administrative and secretarial services to be provided at the corporate offices and for certain operational, technical, sales and marketing services to be provided directly to the Company’s operating subsidiaries. Charges for services rendered at the corporate offices will be, until further notice, at $7,000 per month and charges for services rendered to the Company’s subsidiaries will vary depending on the scope of services provided. The services agreement provides for, among other things, mutual modifications to the scope of services and rates charged and automatically renews for successive one-year terms, unless terminated in writing by either party not less than 30 days prior to the fiscal year end. Total charges to the Company for services rendered under this agreement totaled $94,000 ($42,000 at the corporate office and $52,000 at the operating subsidiaries) in FY 2012 and $42,000 at the corporate office in FY 2013.

Revenues at Pac-Van from affiliates of Mr. Valenta totaled $21,000 and $31,000 in FY 2012 and FY 2013, respectively, and equipment and other services purchased by Pac-Van from these affiliated entities totaled $26,000 and $3,000 in FY 2012 and FY 2013, respectively.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 100,000,000 shares of common stock, par value $.0001, and 1,000,000 shares of preferred stock, par value $.0001. As of the date of this prospectus, 22,251,536 shares of common stock are outstanding, held by 34 stockholders of record. 25,900 shares of Series A 12.5% Cumulative Preferred Stock are outstanding held by 19 stockholders of record and 136.68 shares of Series B 8% Cumulative Preferred Stock are outstanding held by two stockholders of record.

Common Stock

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders.

Pursuant to our Amended and Restated Certificate of Incorporation, the Board of Directors must consist of no less than three members, the exact number of which is determined from time to time by the Board of Directors, divided into three classes designated Class A, Class B and Class C, respectively. The Board of Directors has presently fixed the number of directors at six. The terms of the Class A Directors will expire as of the annual meeting of stockholders in 2013 and the term of the Class B Directors will expire as of the 2014 and the terms of the Class C directors will expire as of the annual meeting of stockholders in 2015. Upon expiration of the terms of the Directors of each class as set forth above, the terms of their successors in that class will continue until the end of their terms and until their successors are duly elected and qualify.

Our stockholders are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the company after a business combination, our stockholders are entitled, subject to the rights of holders of preferred stock, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Our stockholders have no conversion, preemptive or other subscription rights. There are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation as our board of directors may determine its rights and preferences from time to time. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control.

Series A 12.5% Cumulative Preferred Stock, liquidation value of $50.00 per share, or Series A Preferred Stock, was offered in a private placement. As of the date of this prospectus, the Company had issued 25,900 shares of Series A Preferred Stock for total proceeds of approximately $1.3 million. We intend to offer to redeem all outstanding shares of Series A Preferred Stock in connection with the consummation of the offering of the Series C Preferred Stock.

Series B 8% Cumulative Preferred Stock, liquidation value of $1,000 per share, or Series B Preferred Stock, is offered primarily in connection with business combinations. As of the date of this prospectus, the Company had issued 136.68 shares of Series B Preferred Stock for total proceeds of $136,670.

The Series A Preferred Stock and Series B Preferred Stock, or collectively the Cumulative Preferred Stock, are not convertible into GFN common stock, have no voting rights, except as required by Delaware law. We have offered to redeem all of the issued and outstanding Series A Preferred Stock upon the consummation of this offering. Holders of the Cumulative Preferred Stock are entitled to receive, when declared by the Company’s Board of Directors, annual dividends payable quarterly in arrears on the 31st day of January, July and October of each year and the 30th day of April of each year. In the event of any liquidation or winding up of the Company, the holders of the Cumulative Preferred Stock will have preference to holders of common stock; with the holders of the Series A Preferred Stock having preference over holders of the Series B Preferred Stock. The Company has agreed to register for public trading the Cumulative Preferred Stock no later than one year from issuance.

Units

In connection with our June 2010 rights offering, we sold 4,187,247 units. Each unit consists of one share of common stock and a three-year warrant to purchase 0.5 additional shares of GFN common stock at an exercise price of $4.00 per share.

Warrants

Each warrant included in the units issued in the rights offering entitles the holder to purchase 0.5 shares of common stock at a price of $4.00 per share, subject to adjustment as discussed below. The warrants will expire on June 25, 2013 at 11:59 p.m., New York time. As of the date of this prospectus, there were 4,037,437 warrants issued and outstanding.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. A warrant holder does not have the rights or privileges of a holder of common stock, including any voting rights, until the warrant holder exercises the warrants and receive shares of common stock.

No warrants will be exercisable unless a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants and to take such action as is necessary to qualify for sales in those states in which the warrants were initially offered by us, the common stock issuable upon exercise of the warrants.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a warrant holder would be entitled to receive a fractional interest in a share, we will round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Dividends

We have not paid any cash dividends on our common stock to date. The payment of cash dividends will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future. Further, our ability to declare dividends may to limited by restrictive covenants if we incur any indebtedness.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and warrant agent for our warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

NASDAQ Global Market Listing

The units are listed on the NASDAQ Global Market under the symbol “GFNCL.” The common stock and warrants are listed on the NASDAQ Global Market under the symbols “GFN” and “GFNCZ,” respectively.

Shares Eligible for Future Sale

As of April 26, 2013 we had 22,251,536 shares of common stock outstanding, 5,563,172 of which are restricted securities under Rule 144 in that they were issued in private transactions not involving a public offering. The remaining 16,671,882 shares are freely tradable, without further registration under the Securities Act, and consist of 7,815,099 shares sold in the IPO and through the exercise by the underwriters’ representative of the over-allotment option, 3,669,286 shares issued in our May 2008 warrant tender offer and 828,495 shares whose restrictive legend has been removed pursuant to Rule 144. 6,205,550 of the outstanding shares were purchased by our affiliates within the meaning of Rule 144 under the Securities Act and are eligible for sale under Rule 144.

Registration Rights

Pursuant to a registration rights agreement, Ronald L. Havner, Jr., a principal stockholder of the Company, has two demand and unlimited piggyback registration rights with respect to the 1,840,675 shares of common stock he acquired in connection with the acquisition of Pac-Van, Inc. in 2008.

DESCRIPTION OF SERIES C PREFERRED STOCK IN THE OFFERING

The following description of the Series C Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Certificate of Incorporation, including the Certificate of Designations, Preferences and Rights of Series C Preferred Stock relating to the Preferred Shares, or the Certificate of Designations, which sets forth the rights, preferences and limitations of the Series C Preferred Shares. We will file the Certificate of Designations with the Secretary of State of the State of Delaware. A copy of the Certificate of Designations may be obtained from us as described under “Where You Can Find More Information.”

General

The Series C Preferred Shares offered hereby are a new series of preferred shares. Upon completion of this offering, there will be 400,000 Series C Preferred Shares authorized, and 350,000 issued and outstanding (or 400,000 Series C Preferred Shares issued and outstanding if the underwriters fully exercise their option to purchase additional shares). We may, without notice to or consent of the holders of the then-outstanding Series C Preferred Shares, authorize and issue additional Series C Preferred Shares as well as Junior Securities (as defined under “— Ranking”). Subject to the limitations described under “— Voting Rights,” we may also authorize and issue from time to time Parity Securities or Senior Securities (each as defined under “— Ranking”).

The holders of our common shares are entitled to receive, to the extent permitted by law, such dividends as may from time to time be declared by our board of directors. Upon any liquidation of our affairs, the holders of our common shares are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders of shares of any class or series of capital stock (including the Series C Preferred Shares and the Series B Preferred Stock) having preferential rights to receive distributions of our assets. Please read “Description of Capital Stock” in this prospectus.

The Series C Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of funds legally available for such purpose. When issued and paid for in the manner described in this prospectus, the Series C Preferred Shares offered hereby will be fully paid and nonassessable. Each Series C Preferred Share will have a fixed liquidation preference equal to $100.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. Please read “— Dividends” and “— Liquidation Rights.”

The Series C Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not entitle the holders thereof to receive payment of a principal amount at a particular date. As such, the Series C Preferred Shares will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

The Series C Preferred Shares will not be convertible into common shares or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series C Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Series C Preferred Shares will be subject to redemption, in whole or in part, at our option commencing on May 17, 2018 and, under certain circumstances, subject to redemption, in whole, at our option sooner than that date. Please read “—Redemption.” Except as otherwise provided under “— Voting Rights”, holders of the Series C preferred Shares will have no voting rights.

All the Series C Preferred Shares offered hereby will be represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series C Preferred Shares will be entitled to receive a certificate representing such shares unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “— Book-Entry System.”

We have appointed Continental Stock Transfer & Trust Company as the registrar and transfer agent, or the Registrar and Transfer Agent, for the Series C Preferred Shares. The address of the Registrar and Transfer Agent is 17 Battery Place, New York, New York 10004.

For additional information concerning our Series C Preferred Shares, see “Risk Factors — Risks Related to Our Series C Preferred Shares.”

Ranking

The Series C Preferred Shares will, with respect to dividend distributions and distributions upon the liquidation of our affairs, rank:

•

senior to all classes of our common shares and to each other class or series of capital stock established after the original issue date of the Series C Preferred Shares that is not expressly made senior to or on parity with the Series C Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Junior Securities”);

•

pari passu with our outstanding Series B Preferred Stock, of which 136.68 shares with an aggregate liquidation preference of $136,670 were issued and outstanding as of March 31, 2013, and any other class or series of capital stock established after the original issue date of the Series C Preferred Shares that is not expressly subordinated or senior to the Series C Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Parity Securities”);

•

junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and as of December 31, 2012 we and our subsidiaries had outstanding indebtedness of approximately $210.9 million; and

•

junior to each other class or series of capital stock expressly made senior to the Series C Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Senior Securities”).

Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such class or series of securities before the issuance of any shares of that class or series. Our board of directors will also determine the number of shares constituting each class or series of securities. Under the Certificate of Designations, we may issue from time to time additional Series C Preferred Shares or Junior Securities in one or more series without the consent of the holders of the Series C Preferred Shares. Our ability to issue Parity Securities or Senior Securities is limited as described under “— Voting Rights.”

Other than the Series C Preferred Shares that we propose to issue hereunder and our currently outstanding common stock and Series B Preferred Stock, we have no other class or series of capital stock outstanding on the date hereof.

Liquidation Rights

Subject to the rights of our creditors and the holders of any of our Senior Securities or Parity Securities, the holders of outstanding Series C Preferred Shares will be entitled, in the event of any liquidation of our affairs, to receive a cash payment equal to the liquidation preference of $100.00 per share plus an amount equal to accumulated and unpaid dividends thereon (whether or not declared) to the date fixed for payment of such amount, and no more, before any distribution will be made to the holders of our common shares or any other Junior Securities. Each reference in this prospectus to a “liquidation of our affairs” shall mean any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series C Preferred Shares and any Parity Securities are insufficient to permit payment of all such required amounts, our assets then remaining will be distributed among the holders of the outstanding Series C Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series C Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights, and the holders of Series C Preferred Shares will have no right or claim to any of our remaining assets and funds.

Voting Rights

Holders of the Series C Preferred Shares will have no voting rights except as set forth below or as otherwise provided by Delaware law. In the event that six quarterly dividends, whether consecutive or not, payable on the Series C Preferred Shares are in arrears, the holders of the Series C Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect two members of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change. The right of such holders of Series C Preferred Shares to elect two members of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series C Preferred Shares have been paid in full, at which time such right will terminate. However, after the dividends accumulated and in arrears have been paid and the right of such holders of Series C Preferred Shares to elect two members of our board of directors has terminated, such right to elect two members of our board of directors may be reinstated in the event of a subsequent failure to pay six additional quarterly dividends, as described above. Upon any termination of the right of the holders of the Series C Preferred Shares and any other Parity Securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series C Preferred Shares and any other Parity Securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of a majority of the outstanding Series C Preferred Shares, voting as a single class, we may not adopt any amendment to our Certificate of Incorporation that adversely alters the preferences, powers or rights of the Series C Preferred Shares.

In addition, unless we have received the affirmative vote or consent of the holders of a majority of the outstanding Series C Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•	create or issue any Parity Securities if the cumulative dividends payable on outstanding Series C Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

Notwithstanding the foregoing, we may amend our Certificate of Incorporation to increase the authorized number of shares of our Preferred Stock.

On any of the above-referenced matters in which the holders of the Series C Preferred Stock are entitled to vote as a class, such holders will be entitled to one vote per share.

Dividends

General. Holders of Series C Preferred Shares will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for such purpose, cumulative cash dividends from                , 2013. Each reference in this prospectus to a declaration of dividends by our “board of directors” shall mean any such declaration by our board of directors or a duly authorized committee thereof.

Dividend Rate. Dividends on Series C Preferred Shares will be cumulative, commencing on July 31, 2013, and payable on each Dividend Payment Date, commencing July 31, 2013, when, as and if declared by our board of directors out of funds legally available for such purpose. Subject to adjustment in the manner described below under “— Dividend Step-Up”, dividends on the Series C Preferred Shares will accrue at a rate of 9.00% per annum per $100.00 stated liquidation preference per Series C Preferred Share.

Dividend Payment Date. The “Dividend Payment Dates” for the Series C Preferred Shares will be each January 31, April 30, July 31 and October 31, commencing July 31, 2013. Dividends will accumulate in arrears each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated and unpaid dividends at the applicable dividend rate. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series C Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

Payment of Dividends. Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series C Preferred Shares that have been declared by our board of directors to the holders of such shares as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date, or Record Date, will be the Business Day immediately preceding the applicable Dividend Payment Date, except as otherwise provided below in the case of payments of dividends in arrears.

So long as the Series C Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will be responsible for crediting accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series C Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series C Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) we are in compliance with the Fixed Charge Coverage Ratio described below under “— Fixed Charge Coverage Ratio.” Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series C Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series C Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series C Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series C Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series C Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of the full cumulative dividends described herein. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “— Dividends — Dividend Payment Date”, no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series C Preferred Shares.

Dividend Step-Up. If we do not pay dividends in full on the Series C Preferred Shares on any two Dividend Payment Dates (whether consecutive or not), then the per annum dividend rate will increase by an additional 2.00% per $100.00 stated liquidation preference, or $2.00 per annum, or $0.50 per quarter, per Series C Preferred Share commencing on and after the day following such second Dividend Payment Date.

On each subsequent Dividend Payment Date on which cash dividends on the Series C Preferred Shares shall not be declared and paid, the annual dividend rate on the Series C Preferred Shares payable shall increase by an additional 2.00% per annum per $100.00 stated liquidation preference per Series C Preferred Share, up to a maximum annual dividend rate on the Series C Preferred Shares of 19.00%.

Notwithstanding the foregoing, each such increase in the annual dividend rate on the Series C Preferred Shares will lapse if and when we have paid all accrued but unpaid dividends on the Series C Preferred Shares for two consecutive Dividend Payment Dates. The dividend rate will then return to the initial dividend rate set at issuance before any such increases had occurred, subject to the revesting of the right of holders of the Series C Preferred Shares to receive a per annum dividend rate increase on the terms and under the circumstances described above.

Redemption

Optional Redemption. Commencing on May 17, 2018, we may redeem, at our option, in whole or in part, the Series C Preferred Shares at a cash redemption price equal to $100.00 per share plus an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the date of redemption.

A written notice of optional redemption will be mailed, postage prepaid, not less than 15 nor more than 60 days prior to the redemption date, addressed to the holders of record of our Series C Preferred Shares at their addresses as they appear on our stock transfer records. A failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the optional redemption of the shares of Series C Preferred Shares, except as to any holder to whom notice was defective or not given. Each notice will state:

•	the redemption date;

•	the redemption price;

•

the number of Series C Preferred Shares to be redeemed and, if less than all outstanding Series C Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder;

•	the place or places where the certificates, if any, evidencing the shares of Series C Preferred Shares to be redeemed are to be surrendered for payment;

•	that the shares of Series C Preferred Shares are being redeemed pursuant to our optional redemption right; and

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date.

If fewer than all of the outstanding Series C Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by us, and those shares will be redeemed by lot or such other method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Series C Preferred Shares are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series C Preferred Shares to be redeemed, and the Securities Depository will determine the number of Series C Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant holding more shares than the number subject to redemption will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series C Preferred Shares for its own account). Under these circumstances, a participant may determine to redeem Series C Preferred Shares from some beneficial owners (including the participant itself) without redeeming Series C Preferred Shares from the accounts of other beneficial owners.

If only a portion of the Series C Preferred Shares represented by a certificate has been called for redemption, upon the actual or deemed surrender of the certificate to the Registrar and Transfer Agent, the Registrar and Transfer Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series C Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Procedures Applicable to Redemptions. So long as the Series C Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Registrar and Transfer Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Registrar and Transfer Agent funds sufficient to redeem the Series C Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Registrar and Transfer Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon the actual or deemed surrender of the certificates therefor.

We will be entitled to receive from the Registrar and Transfer Agent the interest income, if any, earned on such funds deposited with the Registrar and Transfer Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Registrar and Transfer Agent hereunder by us for any reason, including, but not limited to, redemption of Series C Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request after which repayment the holders of the Series C Preferred Shares entitled to such redemption or other payment shall have recourse only to us.

Notwithstanding any notice of redemption, there will be no redemption of any Series C Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends thereon (whether or not declared) to the date of redemption, have been deposited by us with the Registrar and Transfer Agent.

If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the applicable redemption notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as our shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends thereon (whether or not declared ) to the date of redemption.

Other Provisions Applicable to Redemptions or Purchases. Any optional redemption of the Series C Preferred Shares may be effected only out of funds legally available for such purpose.

Subject to compliance with all applicable laws, we and our affiliates may from time to time purchase the Series C Preferred Shares by tender, in the open market or by private agreements. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series C Preferred Shares. Any shares repurchased and cancelled by us will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event as of any particular date that full cumulative dividends on the Series C Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part:

•

any Series C Preferred Shares or Parity Securities unless (i) all outstanding Series C Preferred Shares and Parity Securities are simultaneously redeemed; or (ii) any such repurchase, redemption or acquisition is effected pursuant to a purchase or exchange offer made on the same terms to all holders of Series C Preferred Shares and any Parity Securities; or

•	any common shares or other Junior Securities.

Rating

The Series C Preferred Shares will not be rated by any Nationally Recognized Statistical Rating Organization.

No Sinking Fund

The Series C Preferred Shares will not have the benefit of any sinking fund, or otherwise require us to set aside funds to secure our obligations thereunder.

Listing

If we fail to obtain or maintain the listing of the Series C Preferred Shares on the NASDAQ Stock Market or other securities exchange for thirty days or more, the per annum dividend rate will increase by an additional 2.00% per $100.00 stated liquidation preference, or $2.00 per annum (or $0.50 per quarter), per Series C Preferred Share for so long as the Listing Failure continues.

Fixed Charge Coverage Ratio

The Certificate of Designations includes a restrictive covenant that we shall not permit the Fixed Charge Coverage Ratio to be less than 2.00. As described in greater detail under “— Certain Definitions,” the Fixed Charge Coverage Ratio is the ratio calculated by dividing (i) the earnings before interest, taxes, depreciation and amortization, or EBITDA, of Pac-Van, less certain capital expenditures by (ii) its interest expense, dividends on preferred stock and certain other amounts, as more fully shown in the definition of “Fixed Charges” and “Fixed Charge Coverage Ratio” in “— Certain Definitions.” A fixed charge ratio measures a company’s ability to pay amounts due under its indebtedness and preferred stock in a period.

Certain defined terms relevant to the covenant are set forth under “— Certain Definitions” below.

We will not declare, pay or set apart for payment any cash dividend on any Junior Securities unless we are in compliance with the foregoing covenant. Compliance with the foregoing covenant shall be measured on the last day of each of our fiscal quarters, commencing June 30, 2013. Within 60 days after the end of each fiscal quarter, we shall deliver to the Registrar and Transfer Agent an officer’s certificate confirming compliance with the covenant described above. Each such certificate will be made available to the holders of the Series C Preferred Shares upon written request to the Registrar and Transfer Agent. We shall mail, within five Business Days of the discovery thereof, to all holders of the Series C Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with the covenant described above. Other than the limitation on our ability to pay dividends specified above in this paragraph, our failure to comply with the above-described covenant will have no effect on the preferences, powers or rights of the Series C Preferred Shares.

New Issue of Securities

The Series C Preferred Shares are a new issue of securities with no established trading market. We intend to apply to list the Series C Preferred Shares on the NASDAQ Stock Market and, if the application is approved, we expect trading in the Series C Preferred Shares to begin within 30 days after the date that the Series C Preferred Shares are first issued. The underwriters have advised us that they intend to make a market in the Series C Preferred Shares, but are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to how liquid any trading market for the Series C Preferred Shares will be.

Settlement

We expect that the delivery of the Series C Preferred Shares will be made against payment therefor on or about May 17 , 2013.

Certain Definitions

For purposes of the Series C Preferred Shares and as used in this prospectus, the following terms shall have the meanings indicated below:

“Adjusted EBITDA” means earnings before interest expense and income, income taxes, impairment, depreciation and amortization, foreign currency exchange gain or loss, share based compensation expense, and impairment of goodwill on a consolidated basis in accordance with GAAP.

“Company” means General Finance Corporation, a Delaware corporation.

“Fixed Charges” means, with respect to any fiscal period and with respect to the Company or any Less Than Wholly-owned Subsidiary determined on a consolidated basis in accordance with GAAP, the sum, without duplication, of (a) interest expense accrued (other than interest paid-in-kind, amortization of financing fees, and other non-cash interest expense) during such period, (b) principal payments in respect of Indebtedness that are required to be paid during such period, and (c) all federal, state, and local income taxes paid during such period.

“Fixed Charge Coverage Ratio” means, with respect to any fiscal period and with respect to the Company determined on a consolidated basis in accordance with GAAP, the ratio of (a) the result of (i) Adjusted EBITDA of the Company for such period less (ii) Minority Interest Percentage of Adjusted EBITDA of all Less Than Wholly-owned Subsidiaries to (b) (i) Fixed Charges of the Company less (ii) the Minority Interest Percentage of Fixed Charges of Less Than Wholly-owned Subsidiaries for such period.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“Indebtedness” means (a) all obligations for borrowed money of the Company, any Less Than Wholly-owned Subsidiary or subsidiaries of the Company, (b) all obligations of the Company or its subsidiaries evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers’ acceptances, or other financial products, (c) all obligations of such Person as a lessee under capital leases, (d) all obligations or liabilities of others secured by a lien on any asset of the Company or its subsidiaries, irrespective of whether such obligation or liability is assumed, (e) all obligations of the Company or its subsidiaries to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices and, for the avoidance of doubt, other than royalty payments payable in the ordinary course of business in respect of non-exclusive licenses), and (f) any obligation of the Company or its subsidiaries guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other person that constitutes Indebtedness under any of clauses (a) through (g) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness which is limited or is non-recourse to a person or for which recourse is limited to an identified asset shall be valued at the lesser of (A) if applicable, the limited amount of such obligations, and (B) if applicable, the fair market value of such assets securing such obligation.

“Less Than Wholly-owned Subsidiary” means any subsidiary of the Company not wholly-owned directly or indirectly by the Company.

“Minority Interest Percentage” means the percentage of any Less than Wholly-owned Subsidiary of the Company not owned directly or indirectly by the Company.

“Person” means natural persons, corporations, limited liability companies, unlimited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Stated Rate” means 9.00% per annum, subject to adjustment as provided in the certificate of designation.

Interpretation

For purposes of the foregoing provisions and definitions, any accounting term, phrase, calculation, determination or treatment used, required or referred to in this “Fixed Charge Coverage Ratio” subsection is to be construed in accordance with U.S. GAAP in effect as of January 1, 2013.

Book-Entry System

All Series C Preferred Shares offered hereby will be represented by a single global certificate issued to The Depository Trust Company and its successors or assigns or any other securities depository selected by us (“DTC”), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Series C Preferred Shares offered hereby will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series C Preferred Shares offered hereby will be entitled to receive a certificate evidencing such shares, except in limited circumstances. If (1) we elect or are required by law to terminate using the book-entry system, or (2) the Securities Depository notifies us that it is unwilling or unable to continue to act as a clearing system with respect to the Series C Preferred Shares or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by us within 60 days after receiving that notice from the Securities Depository or upon becoming aware that the Securities Depository is no longer so registered, then we will issue or cause to be issued individual certificates in registered form upon transfer of, or in exchange for, book-entry interests in the Series C Preferred Shares represented by the global security upon actual or deemed surrender of the global security for cancellation.

Payments and communications made by us to holders of the Series C Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are subsequently issued to holders of the Series C Preferred Shares in the manner described above, each purchaser of Series C Preferred Shares must rely on (1) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, any liquidation preference payments or any notices relating thereto, or to direct the exercise of any voting or nominating rights, with respect to such Series C Preferred Shares and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series C Preferred Shares.

So long as the Securities Depository (or its nominee) is the sole holder of the Series C Preferred Shares, no beneficial holder of the Series C Preferred Shares will be deemed to be a shareholder of us. DTC, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own DTC. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series C Preferred Shares, whether as a holder of the Series C Preferred Shares for its own account or as a nominee for another holder of the Series C Preferred Shares.

Initial settlement for the Series C Preferred Shares will be made in immediately available funds. Under currently applicable practices, secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s same-day funds settlement system.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences that may be applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership, and disposition of the Series C Preferred Shares offered by this prospectus. This discussion only applies to purchasers who purchase and hold the Series C Preferred Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not describe all of the tax consequences that may be relevant to each purchaser or holder of Series C Preferred Shares in light of its particular circumstances.

This discussion is based upon provisions of the Code, Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, or may be subject to different interpretations which could result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the Series C Preferred Shares. This discussion does not address all aspects of U.S. federal income taxes (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of Series C Preferred Shares in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or a holder of Series C Preferred Shares who is subject to special treatment under U.S. federal income tax laws (including a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding Series C Preferred Shares as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, a regulated investment company or real estate trust, a United States holder whose functional currency is not the United States dollar, a person deemed to sell the Series C Preferred Shares under the constructive sale provisions of the Code, former U.S. citizens, or former long-term U.S. residents). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Series C Preferred Shares, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the Series C Preferred Shares, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the Series C Preferred Shares.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR SERIES C PREFERRED SHARES. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR SERIES C PREFERRED SHARES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SERIES C PREFERRED SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR SERIES C PREFERRED SHARES IN YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders

Subject to the qualifications set forth above, the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Series C Preferred Shares by “U.S. holders.” You are a “U.S. holder” if you are a beneficial owner of our Series C Preferred Shares and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

U.S. holder: Distributions in General. In general, if distributions are made with respect to the Series C Preferred Shares, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Series C Preferred Shares, and the excess will be treated as gain from the disposition of the Series C Preferred Shares, the tax treatment of which is discussed below under “U.S. holder: Disposition of Series C Preferred Shares, Including Redemptions.”

Distributions treated as dividends that are received by individual holders of Series C Preferred Shares are subject to a reduced maximum tax rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual stockholder elects to treat the dividends as “investment income,” which may be offset against investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to individual stockholders with respect to the Series C Preferred Shares that are held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series C Preferred Shares become ex-dividend.

Distributions treated as dividends that are received by corporations generally will be eligible for the dividends-received deduction. Generally, this deduction is allowed if the underlying stock is held for at least 46 days during the 91 day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative preferred securities with an arrearage of dividends, the holding period is at least 91 days during the 181 day period beginning on the date 90 days before the ex-dividend date of the stock. Each domestic corporate holder of Series C Preferred Shares is urged to consult with its tax advisors with respect to the eligibility for and amount of any dividends received deduction.

Additionally, if the Series C Preferred Shares is issued at a price less than the redemption price for U.S. federal income tax purposes, because the Company may call for the redemption of the Series C Preferred Shares under certain circumstances, the holder of the Series C Preferred Shares may be treated as receiving periodically a constructive distribution of additional stock on the Series C Preferred Shares. Under Treasury regulations, such constructive distribution would be required if, based on all of the facts and circumstances as of the issue date, the redemption pursuant to the Company’s right to redeem the Series C Preferred Shares is more likely than not to occur. The Treasury regulations provide that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and holder of the stock are not related within the meaning of Section 267 (b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%”); (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of original issue discount under section 1272 of the Code and the treasury regulations under Sections 1271 through 1275 of the Code. The fact that a redemption right is not described in the preceding sentence does not mean that an issuer’s right to redeem is more likely than not to occur and the issuer’s right to redeem must still be tested under all the facts and circumstances to determine if it is more likely than not to occur. The Company believes that its right to call for the redemption of the Series C Preferred Shares should not be treated as more likely than not to occur applying the foregoing test, and as a result, no constructive distribution should be required.

U.S. holder: Medicare Tax. For taxable years beginning after December 31, 2012, certain United States holders who are individuals, estates or trusts will be subject to a 3.8% Medicare tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year (undistributed net investment income in the case of an estate or trust) and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its dividend income and its net gains from the disposition of Series C Preferred Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your own tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Series C Preferred Shares.

U.S. holder: Disposition of Series C Preferred Shares, Including Redemptions. Upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series C Preferred Shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder on the sale, exchange, redemption (except as discussed below), or other disposition, and the U.S. holder’s adjusted tax basis in the Series C Preferred Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series C Preferred Shares is longer than one year. Long-term capital gains are subject to reduced maximum tax rates. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

A redemption of shares of the Series C Preferred Shares will generally be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a U.S. holder generally will recognize capital gain or loss (which will be long-term capital gain or loss, if the U.S. holder’s holding period for such Series C Preferred Shares exceeds one year at the time of the redemption), equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series C Preferred Shares redeemed, except to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series C Preferred Shares, which generally will be subject to the rules discussed above in “U.S. holder: Distributions in General.” A payment made in redemption of Series C Preferred Shares may be treated as a dividend, rather than as payment in exchange for the Series C Preferred Shares, unless the redemption:

•	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;

•	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;

•	results in a “complete redemption” of a U.S. holder’s stock interest in us under Section 302(b)(3) of the Code; or

•	is a redemption of stock held by a non-corporate shareholder, where such redemption results in a partial liquidation of us under Section 302(b)(4) of the Code.

In determining whether any of these tests has been met, a U.S. holder must take into account not only shares of Series C Preferred Shares and our common stock that the U.S. holder actually owns, but also shares that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

A redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in us, which will depend on the U.S. holder’s particular facts and circumstances at such time.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code. A redemption will result in a “complete redemption” if either all of our stock actually and constructively owned by a U.S. holder is redeemed or all of our stock actually owned by the U.S. holder is redeemed and the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code. A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event is not voting stock until the occurrence of the specified event. Accordingly, any redemption of Series C Preferred Shares will likely not qualify for this exception because the voting rights are limited as provided in the “Description of Series C Preferred Shares — Voting Rights.”

For purposes of the “redemption from non-corporate shareholders in a partial liquidation” test, a distribution will be treated as in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the corporate level rather than the shareholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is generally factual in nature and has been interpreted under case law to include the termination of a business or line of businesses.

If none of the foregoing tests result in sale or exchange treatment upon redemption, and instead a redemption payment is treated as a dividend distribution, the rules discussed above in “U.S. holder: Distributions in General” apply.

Because of the factual nature of the foregoing tests, each U.S. holder of Series C Preferred Shares should consult its own tax advisors to determine whether a payment made in redemption of Series C Preferred Shares will be treated as a dividend or as payment in exchange for the Series C Preferred Shares.

U.S. holder: Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series C Preferred Shares and to certain payments of proceeds on the sale or other disposition of the Series C Preferred Shares. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Series C Preferred Shares and certain payments of proceeds on the sale or other disposition of the Series C Preferred Shares unless the beneficial owner of such Series C Preferred Shares furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Non-U.S. Holders

Subject to the qualifications set forth above under the caption “Material U.S. Federal Income Tax Consequences,” the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Series C Preferred Shares by certain “non-U.S. holders” (as defined below). For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of Series C Preferred Shares and you are an individual, corporation, estate or trust that is not a “U.S. holder.”

Non-U.S. holder: Distributions on the Series C Preferred Shares. In general, if distributions are made with respect to the Series C Preferred Shares, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the Series C Preferred Shares and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Series C Preferred Shares, the tax treatment of which is discussed below under “Non-U.S. holder: Disposition of Series C Preferred Shares, Including Redemptions.”

Dividends paid to a non-U.S. holder of the Series C Preferred Shares will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. But, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied, including by providing a properly executed IRS Form W-8ECI (or other applicable form). Instead, such dividends will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of the Series C Preferred Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if the Series C Preferred Shares are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A non-U.S. holder of the Series C Preferred Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Non-U.S. holder: Disposition of Series C Preferred Shares, Including Redemptions. Any gain realized by a non-U.S. holder on the disposition of the Series C Preferred Shares will generally not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code and, if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (unless an applicable income tax treaty provides for a lower rate) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

If a non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series C Preferred Shares, upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series C Preferred Shares, such a non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the non-U.S. holder on any sale, exchange, redemption (except as discussed below), or other disposition, and the non-U.S. holder’s adjusted tax basis in the Series C Preferred Shares. Such capital gain or loss will be long-term capital gain or loss if the non-U.S. holder’s holding period for the Series C Preferred Shares is longer than one year. A non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

If a non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series C Preferred Shares, a redemption of shares of the Series C Preferred Shares will be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a non-U.S. holder generally will recognize capital gain or loss (either short or long term capital gain or loss, as discussed above) equal to the difference between the amount of cash received and fair market value of property received and the non-U.S. holder’s adjusted tax basis in the Series C Preferred Shares redeemed, except that to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series C Preferred Shares, which generally will be subject to the rules discussed above in “Non-U.S. holder: Distributions on the Series C Preferred Shares, Including Redemptions.” A payment made in redemption of Series C Preferred Shares may be treated as a dividend, rather than as payment in exchange for the Series C Preferred Shares, in the same circumstances discussed above under “U.S. holder: Disposition of Series C Preferred Shares, Including Redemptions.” Each non-U.S. holder of Series C Preferred Shares should consult its own tax advisors to determine whether a payment made in redemption of Series C Preferred Shares will be treated as a dividend or as payment in exchange for the Series C Preferred Shares.

Non-U.S. holder: Information Reporting and Backup Withholding. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends paid to such non-U.S. holder as long as such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of the Series C Preferred Shares, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act, generally referred to as FATCA, when applicable, will impose a U.S. federal withholding tax of 30% on certain payments to “foreign financial institutions” (which are broadly defined for this purpose and generally include investment vehicles) and certain non-financial foreign entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied. Under recently-issued final Treasury Regulations, these rules generally apply to dividends in respect of securities such as the Series C Preferred Shares paid on or after January 1, 2014, and to gross proceeds from the sale or other disposition of securities such as the Series C Preferred Shares paid on or after January 1, 2017. Prospective non-United States holders should consult their own tax advisors regarding the implications of FATCA and the recently issued Treasury Regulations on their investment in our Series C Preferred Shares.

UNDERWRITING

General

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus, we have agreed to sell to each of the underwriters named below, and each of the underwriters has agreed, severally but not jointly, to purchase on a firm commitment basis, the number of shares set forth opposite its name below:

Underwriter	Number of Shares
Sterne, Agee & Leach, Inc.	192,500
D.A. Davidson & Co.	87,500
BB&T Capital Markets, a division of BB&T Securities, LLC	24,500
B. Riley & Co., LLC	17,500
Maxim Group LLC	17,500
Northland Securities, Inc.	10,500

Total	350,000

If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have an option to buy up to 50,000 additional Series C Preferred Shares. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional Series C Preferred Shares are purchased, the underwriters will offer the additional shares on the same terms on which the shares are being offered.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriting agreement provides that the underwriters’ obligation to purchase the Series C Preferred Shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Northland Capital Markets is the trade name for certain equity capital markets and investment banking activities of Northland Securities, Inc., member FINRA/SIPC.

Commissions and Expenses

The underwriters propose initially to offer the Series C Preferred Shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers, if any, at that price less a concession not in excess of $2.00 per Series C Preferred Share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $1.80 per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$100.00	$100.00	$35,000,000	$40,000,000
Underwriting discounts paid by us	$5.00	$5.00	$1,750,000	$2,000,000
Proceeds to us, before expenses	$95.00	$95.00	$33,250,000	$38,000,000

The expenses of the offering, not including the underwriting discount, are estimated at $275,000 and are payable by us.

Lock-Up Agreements

For a period of 90 days after the date of the underwriting agreement, each of our directors and executive officers have agreed that they will not, directly or indirectly, offer, sell, contract to sell, assign, transfer, pledge, grant any option for the purchase or sale of, make any short sale, or otherwise dispose of any Series C Preferred Shares, or any options or warrants to purchase any Series C Preferred Shares, whether acquired in connection with the initial offering of the Series C Preferred Shares or thereafter, owned directly by them (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the SEC without, in each case, the prior written consent of the underwriters. Similarly, for a period of 90 days after the date of the underwriting agreement, we have agreed that we will not offer, sell, contract to sell or otherwise dispose of any Series C Preferred Shares without the prior written consent of the underwriters. However, in the event that either (i) during the last 17 days of the 90-day “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, and, in either the case of clause (i) or (ii) immediately above, the safe harbor pursuant to Rule 139 under the Securities Act is not available to the underwriters, then the restrictions imposed by these “lock-up” agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the underwriters waive, in writing, such continuance.

NASDAQ Stock Market Listing

The Series C Preferred Shares are a new issue of securities with no established trading market. We intend to apply to list our Series C Preferred Shares on the NASDAQ Stock Market. If the application is approved, trading of the Series C Preferred Shares is expected to commence within 30 days after the initial delivery of the Series C Preferred Shares. The underwriters have advised us that they intend to make a market in the Series C Preferred Shares prior to commencement of any trading on the NASDAQ Stock Market, but are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series C Preferred Shares.

Determination of the Terms of the Series C Preferred Stock

Before this offering, there has been no public market for the Series C Preferred Stock. The dividend rate and other terms of the Series C Preferred Stock were negotiated between us and the representative of the underwriters. Factors that were considered in determining the dividend rate and other terms of the Series C Preferred Stock include the history and prospects of General Finance, the dividend rates and other terms of recent offerings of similar securities and trading in those securities, general conditions in the securities markets at the time of the offering and such other factors that we and the representative deemed relevant.

Stabilization

Until the distribution of the Series C Preferred Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Series C Preferred Shares. However, the underwriters may engage in transactions that have the effect of stabilizing the price of the Series C Preferred Shares, such as bids or purchases that peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Series C Preferred Shares in the open market. These transactions may include stabilizing transactions, short sales, and purchases on the open market to cover positions created by short sales. Stabilizing transactions consist of various activities such as purchases of Series C Preferred Shares made by the underwriters in the open market prior to the completion of the offering. Short sales involve the sale by the underwriters of a greater number of Series C Preferred Shares than they are required to purchase in the offering. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing our Series C Preferred Shares in the open market. In making this determination, the underwriters will consider, among other things, the price of our Series C Preferred Shares available for purchase in the open market compared to the price at which the underwriters may purchase our Series C Preferred Shares through the option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series C Preferred Shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase our Series C Preferred Shares in the open market to cover the position.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Series C Preferred Shares or preventing or retarding a decline in the market price of our Series C Preferred Shares. As a result, the price of our Series C Preferred Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Series C Preferred Shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflict of Interest

The underwriters and their respective affiliates have not previously, but may in the future, provide various investment banking and financial advisory services to us for which they have received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Christopher A. Wilson, Esq. Blank Rome LLP, New York, New York, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of June 30, 2012 and 2011, included in this registration statement, have been so included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Our Internet website is located at http://www.generalfinance.com. This reference to our Internet website does not constitute incorporation by reference in this report of the information contained on or hyperlinked from our Internet website and such information should not be considered part of this report.

We are required to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (“SEC”) on a regular basis, and are required to disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business and bankruptcy) in a current report on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC’s Internet website is located at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30, 2012	December 31, 2012
		(Unaudited)
Assets
Cash and cash equivalents	$7,085	$5,594
Restricted cash	—	1,000
Trade and other receivables, net of allowance for doubtful accounts of $2,538 and $2,232 at June 30, 2012 and December 31, 2012, respectively	35,443	33,420
Inventories	31,206	42,472
Prepaid expenses and other	5,029	5,601
Property, plant and equipment, net	12,732	18,435
Lease fleet, net	259,458	289,983
Goodwill	68,449	72,664
Other intangible assets, net	18,158	20,240

Total assets	$437,560	$489,409

Liabilities
Trade payables and accrued liabilities	$35,964	$36,480
Income taxes payable	593	404
Unearned revenue and advance payments	12,151	14,740
Senior and other debt	174,092	210,937
Deferred tax liabilities	20,763	24,018

Total liabilities	243,563	286,579

Commitments and contingencies (Note 9)	—	—

Equity
Cumulative preferred stock, $.0001 par value: 1,000,000 shares authorized; 26,750 shares issued and outstanding (in series) and liquidation value of $1,438 and $2,188 at June 30, 2012 and December 31, 2012, respectively	1,395	2,145
Common stock, $.0001 par value: 100,000,000 shares authorized; 22,019,965 and 22,026,631 shares outstanding at June 30, 2012 and December 31, 2012, respectively	2	2

Additional paid-in capital	112,865	113,301

Accumulated other comprehensive income	5,809	7,156
Accumulated deficit	(22,877)	(20,107)

Total General Finance Corporation stockholders’ equity	97,194	102,497

Equity of noncontrolling interests	96,803	100,333

Total equity	193,997	202,830

Total liabilities and equity	$437,560	$489,409

The accompanying notes are an integral part of these condensed consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Quarter Ended December 31,		Six Months Ended December 31,
	2011	2012	2011	2012
Revenues
Sales:
Lease inventories and fleet	$22,935	$24,276	$51,144	$47,998
Manufactured units	—	7,731	—	7,731

	22,935	32,007	51,144	55,729
Leasing	25,172	31,345	49,756	61,012

	48,107	63,352	100,900	116,741

Costs and expenses
Cost of sales:
Lease inventories and fleet (exclusive of the items shown separately below)	16,756	18,091	37,233	35,403
Manufactured units	—	6,549	—	6,549
Direct costs of leasing operations	10,065	11,397	19,952	22,381
Selling and general expenses	11,181	13,342	22,395	26,275
Depreciation and amortization	4,682	5,287	9,240	10,587

Operating income	5,423	8,686	12,080	15,546
Interest income	33	17	128	40
Interest expense	(2,888)	(2,630)	(6,290)	(5,855)
Foreign currency exchange gain (loss) and other	(764)	107	323	468

	(3,619)	(2,506)	(5,839)	(5,347)

Income before provision for income taxes	1,804	6,180	6,241	10,199
Provision for income taxes	686	2,349	2,372	3,876

Net income	1,118	3,831	3,869	6,323
Preferred stock dividends	(44)	(43)	(89)	(86)
Noncontrolling interest	(1,007)	(2,067)	(2,676)	(3,553)

Net income attributable to common stockholders	$67	$1,721	$1,104	$2,684

Net income per common share:
Basic	$0.00	$0.08	$0.05	$0.12
Diluted	0.00	0.08	0.05	0.12

Weighted average shares outstanding:
Basic	22,013,299	22,026,631	22,013,299	22,025,690
Diluted	22,255,264	22,631,194	22,255,167	22,630,253

The accompanying notes are an integral part of these condensed consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

(Unaudited)

	Quarter Ended December 31,		Six Months Ended December 31,
	2011	2012	2011	2012
Net income	$1,118	$3,831	$3,869	$6,323
Other comprehensive income (loss):
Fair value change in derivative, net of income tax provision (benefit) of $62 and $(96) for the quarter and six months ended December 31, 2012, respectively	—	144	—	(224)
Cumulative translation adjustment	4,662	(315)	(5,376)	2,930

Total comprehensive income (loss)	5,780	3,660	(1,507)	9,029
Comprehensive loss (gain) allocated to noncontrolling interests	(3,338)	(1,996)	2,464	(4,912)

Comprehensive income allocable to General Finance Corporation stockholders	$2,442	$1,664	$957	$4,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except share and share data)

(Unaudited)

	Cumulative Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total General Finance Corporation Stockholders’ Equity	Equity of Noncontrolling Interests	Total Equity
Balance at June 30, 2012	$1,395	$2	$112,865	$5,809	$(22,877)	$97,194	$96,803	$193,997
Share-based compensation	—	—	514	—	—	514	132	646
Preferred stock dividends	—	—	(86)	—	—	(86)	—	(86)
Dividends on capital stock by subsidiary	—	—	—	—	—	—	(2,345)	(2,345)
Purchases of subsidiary capital stock	—	—	—	—	—	—	(58)	(58)
Issuance of 6,666 shares of common stock	—	—	8	—	—	8	—	8
Issuance of 750 shares of cumulative preferred stock	750	—	—	—	—	750	—	750
Noncontrolling interest at acquisition of Southern Frac (Note 4)	—	—	—	—	—	—	889	889
Net income	—	—	—	—	2,770	2,770	3,553	6,323
Fair value change in derivative, net of related tax effect	—	—	—	(112)	—	(112)	(112)	(224)
Cumulative translation adjustment	—	—	—	1,459	—	1,459	1,471	2,930

Total comprehensive income	—	—	—	—	—	4,117	4,912	9,029

Balance at December 31, 2012	$2,145	$2	$113,301	$7,156	$(20,107)	$102,497	$100,333	$202,830

The accompanying notes are an integral part of these condensed consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended December 31,
	2011	2012
Net cash provided by (used in) operating activities (Note 10)	$(763)	$10,614

Cash flows from investing activities:
Business acquisitions, net of cash acquired	—	(12,890)
Proceeds from sales of property, plant and equipment	328	109
Purchases of property, plant and equipment	(1,273)	(4,467)
Proceeds from sales of lease fleet	13,771	13,585
Purchases of lease fleet	(28,625)	(37,720)
Other intangible assets	(71)	(130)

Net cash used in investing activities	(15,870)	(41,513)

Cash flows from financing activities:
Repayments of equipment financing activities	(274)	(264)
Repayment of senior credit facility and subordinated note (Note 5)	—	(79,175)
Proceeds from senior and other debt borrowings, net	17,574	112,630
Deferred financing costs	—	(1,407)
Proceeds from issuances of common stock	—	8
Purchases of subsidiary capital stock	—	(58)
Dividends on capital stock by subsidiary	—	(2,345)
Preferred stock dividends	(89)	(86)

Net cash provided by financing activities	17,211	29,303

Net increase (decrease) in cash	578	(1,596)

Cash and equivalents at beginning of period	6,574	7,085

The effect of foreign currency translation on cash	(961)	105

Cash and equivalents at end of period	$6,191	$5,594

Non-cash investing and financing activities:

On October 1, 2012, the Company issued convertible cumulative preferred stock of $750 and a noninterest-bearing seller holdback note of $2,000 as part of the consideration for a business acquisition (see Note 4)

The accompanying notes are an integral part of these condensed consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Organization and Business Operations

General Finance Corporation (“GFN”) was incorporated in Delaware in October 2005. References to the “Company” in these Notes are to GFN and its consolidated subsidiaries. These subsidiaries include GFN U.S. Australasia Holdings, Inc., a Delaware corporation (“GFN U.S.”); GFN North America Corp., a Delaware corporation (“GFNNA”); GFN Manufacturing Corporation, a Delaware corporation (“GFNMC”), and its subsidiary, Southern Frac, LLC, a Texas limited liability company (“Southern Frac”); Royal Wolf Holdings Limited (formerly GFN Australasia Holdings Pty Ltd)., an Australian corporation publicly traded on the Australian Securities Exchange (“RWH”); and its Australian and New Zealand subsidiaries (collectively, “Royal Wolf”); Pac-Van, Inc., an Indiana corporation, and its Canadian subsidiary, PV Acquisition Corp., an Alberta corporation, doing business as (“d.b.a.”) “Container King” (collectively “Pac-Van”).

At December 31, 2012, the Company has two geographic (and three operating) units, Royal Wolf, which leases and sells storage containers, portable container buildings and freight containers in Australia and New Zealand, which is referred geographically by the Company to be the Asia-Pacific (or Pan-Pacific) area; Pac-Van, which leases and sells storage, office and portable liquid storage tank containers, modular buildings and mobile offices in North America; and Southern Frac, which manufactures portable liquid storage tank containers in North America (see Note 4).

On May 31, 2011, the Company completed an initial public offering (“IPO”) in Australia of a noncontrolling interest in RWH. A total of 50,000,000 shares of capital stock were issued to the Australian market and an additional 188,526 shares were issued to the non-employee members of the RWH Board of Directors, the RWH chief executive officer and the RWH chief financial officer. At the IPO date and through December 31, 2012, RWH had a total of 100,387,052 shares of capital stock issued and outstanding, of which GFN U.S. owns a direct (and the Company an indirect) majority interest of over 50%.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) applicable to interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (which include all significant normal and recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made. The accompanying results of operations are not necessarily indicative of the operating results that may be expected for the entire fiscal year ending June 30, 2013. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto of the Company, which are included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the Securities and Exchange Commission (“SEC”).

Certain reclassifications have been made to conform to the current period presentation. Unless otherwise indicated, references to “FY 2012” and “FY 2013” are to the six months ended December 31, 2011 and 2012, respectively.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

Foreign Currency Translation

The Company’s functional currencies for its foreign operations are the respective local currencies, the Australian (“AUS”) and New Zealand (“NZ”) dollars in the Asia-Pacific area and the Canadian (“C”) dollar in North America. All adjustments resulting from the translation of the accompanying consolidated financial statements from the functional currency into reporting currency are recorded as a component of stockholders’ equity in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. All assets and liabilities are translated at the rates in effect at the balance sheet dates; and revenues, expenses, gains and losses are translated using the average exchange rates during the periods. Transactions in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate prevailing at that date. Foreign exchange differences arising on translation are recognized in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates prevailing at the dates the fair value was determined.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes include assumptions used in assigning value to identifiable intangible assets at the acquisition date, the assessment for impairment of goodwill, the assessment for impairment of other intangible assets, the allowance for doubtful accounts, share-based compensation expense, residual value of the lease fleet and deferred tax assets and liabilities. Assumptions and factors used in the estimates are evaluated on an annual basis or whenever events or changes in circumstances indicate that the previous assumptions and factors have changed. The results of the analysis could result in adjustments to estimates.

Inventories

Inventories are stated at the lower of cost or fair value (net realizable value). Net realizable value is the estimated selling price in the ordinary course of business. Expenses of marketing, selling and distribution to customers, as well as costs of completion are estimated and are deducted from the estimated selling price to establish net realizable value. Costs are assigned to individual items of inventory on the basis of specific identification and include expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Inventories consist primarily of containers, modular buildings and mobile offices held for sale or lease and are comprised of the following (in thousands):

	June 30,	December 31,
	2012	2012
Finished goods	$30,053	$39,124
Work in progress	1,153	1,569
Raw materials	—	1,779

	$31,206	$42,472

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

Property, plant and equipment consist of the following (in thousands):

	Estimated Useful Life	June 30,	December 31,
		2012	2012
Land	—	$2,016	$2,286
Building and improvements	10 – 40 years	1,020	3,341
Transportation and plant equipment (including capital lease assets)	3 – 20 years	18,196	22,674
Furniture, fixtures and office equipment	3 – 10 years	3,589	3,908

		24,821	32,209
Less accumulated depreciation and amortization		(12,089)	(13,774)

		$12,732	$18,435

Lease Fleet

The Company has a fleet of storage, portable building, office and portable liquid storage tank containers, mobile offices, modular buildings and steps that it primarily leases to customers under operating lease agreements with varying terms. The value of the lease fleet (or lease or rental equipment) is recorded at cost and depreciated on the straight-line basis over the estimated useful life (5 – 20 years), after the date the units are put in service, down to their estimated residual values (up to 70% of cost). In the opinion of management, estimated residual values are at or below net realizable values. The Company periodically reviews these depreciation policies in light of various factors, including the practices of the larger competitors in the industry, and its own historical experience. Costs incurred on lease fleet units subsequent to initial acquisition are capitalized when it is probable that future economic benefits in excess of the originally assessed performance will result; otherwise, they are expensed as incurred. At June 30, 2012 and December 31, 2012, the gross cost of the lease fleet was $294,258,000 and $330,249,000, respectively.

Units in the lease fleet are also available for sale. The cost of sales of a unit in the lease fleet is recognized at the carrying amount at the date of sale.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and income tax basis of assets and liabilities at the balance sheet date multiplied by the applicable tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period. The Company files U.S. Federal tax returns, multiple U.S. state (and state franchise) tax returns and Australian, New Zealand and Canadian tax returns. For U.S. Federal tax purposes, all periods subsequent to June 30, 2008 are subject to examination by the U.S. Internal Revenue Service. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company does not anticipate that the total amount of unrecognized tax benefit related to any particular tax position will change significantly within the next 12 months.

The Company’s policy for recording interest and penalties, if any, will be to record such items as a component of income taxes.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

Net Income per Common Share

Basic net income per common share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the periods. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The potential dilutive securities the Company has outstanding are warrants, stock options and convertible preferred stock. The following is a reconciliation of weighted average shares outstanding used in calculating earnings per common share:

	Quarter Ended December 31,		Six Months Ended December 31,
	2011	2012	2011	2012
Basic	22,013,299	22,026,631	22,013,299	22,025,690
Assumed exercise of warrants	—	155,718	—	155,718
Assumed exercise of stock options	241,965	448,845	241,868	448,845
Assumed exercise of convertible preferred stock	—	—	—	—

Diluted	22,255,264	22,631,194	22,255,167	22,630,253

Potential common stock equivalents totaling 3,448,488 and 3,448,585 for the quarter ended December 31, 2011 and FY 2012, respectively, and 3,476,058 for both the quarter ended December 31, 2012 and FY 2013 have been excluded from the computation of diluted earnings per share because the effect would be anti-dilutive.

Recently Issued Accounting Pronouncements

In August 2010, the FASB, as result of a joint project with the International Accounting Standards Board (“IASB”) to simplify lease accounting and improve the quality of and comparability of financial information for users, published a proposed standard that would change the accounting and financial reporting for both lessee and lessor under ASC Topic 840, Leases. The proposed standard would effectively eliminate off-balance sheet accounting for most of the operating leases of lessees and would require lessors to apply a receivable and residual accounting approach. Subsequent to June 30, 2011, the FASB and IASB announced their intention to re-expose the common leasing standard exposure draft for revised proposals since August 2010 and, through June 30, 2012, continue to redeliberate issues and concerns raised in response to the proposed standard. The Company believes that the final standards, if issued in substantially the same form as the published proposal, would have a material effect in the presentation of its consolidated financial position and results of operations.

In September 2011, the FASB issued an amendment to the existing guidance on goodwill impairment. The amendment allows entities to first assess qualitative factors to determine whether it is necessary to perform the current two-step quantitative goodwill impairment test under ASC Topic 350, Intangibles – Goodwill. If an entity elects to use the option, it will no longer be required to calculate the fair value of a reporting unit unless a determination is made based on a qualitative assessment that it is more likely than not (i.e., greater than 50%) that the fair value of the reporting unit is less than its carrying amount. If the entity concludes that fair value is less than the carrying amount, the existing quantitative calculations in steps one and two under ASC Topic 350 continue to apply. However, if the entity concludes that fair value exceeds the carrying amount; neither of the two steps is required. The amendment allows entities to continue applying the existing two-step test and if an entity elects not to use the qualitative assessment in one period, it may resume performing the qualitative assessment in any subsequent period. The amendment is effective for annual and interim goodwill impairment

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

tests performed for fiscal years beginning after December 15, 2011, though early adoption is permitted. The Company has adopted the new qualitative assessment of the amendment as of July 1, 2012.

In December 2011, the FASB and IASB issued joint amendments to enhance disclosures with respect to offsetting and related arrangements for financial and derivative instruments presented in statements of financial position. These amendments to ASC Topic 210, Balance Sheet, require entities to provide both net and gross information about both instruments and transactions subject to an agreement similar to a master netting arrangement in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). The amendments are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. These amendments are required to be applied prospectively and the Company does not expect that the adoption will have a material impact on its consolidated financial position or results of operations.

In July 2012, the FASB issued an amendment to the existing guidance on evaluating Indefinite-Lived Intangible Assets for Impairment. The amendment allows entities to first assess qualitative factors to determine whether it is necessary to perform the current impairment test under ASC Topic 350. If an entity determines based on a qualitative assessment that it is more likely than not (i.e., greater than 50%) that the fair value is not impaired no further testing is necessary. If the entity concludes that fair value is less than the carrying amount, the existing quantitative calculations under ASC Topic 350 continue to apply. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012, though early adoption is permitted. The Company has adopted the new qualitative assessment of the amendment as of July 1, 2012.

Note 3. Equity Transactions

Rights Offering

On June 25, 2010, the Company completed a rights offering. The offering entitled holders of the rights to purchase units at $1.50 per unit, with each unit consisting of one share of GFN common stock and a three-year warrant to purchase 0.5 additional shares of GFN common stock at an exercise price of $4.00 per share. At December 31, 2012, the Company had outstanding a total of 4,187,247 warrants that would enable the holders to acquire an additional 2,093,623 shares of common stock at an exercise price of $4.00 per share.

Cumulative Preferred Stock

The Company conducted private placements of Series A 12.5% Cumulative Preferred Stock, par value $0.0001 per share and liquidation preference of $50 per share (“Series A Preferred Stock”); and Series B 8% Cumulative Preferred Stock, par value of $0.0001 per share and liquidation value of $1,000 per share (“Series B Preferred Stock”). The Series B Preferred Stock is offered primarily in connection with business combinations. The Series A Preferred Stock and the Series B Preferred Stock are referred to collectively as the “Cumulative Preferred Stock.” Upon issuance of the Cumulative Preferred Stock, the Company recorded the liquidation value as the preferred equity in the consolidated balance sheet, with any issuance or offering costs as a reduction in additional paid-in capital. As of December 31, 2012, the Company had issued 25,900 shares and 100 shares of Series A Preferred Stock and Series B Preferred Stock for total proceeds of $1,295,000 and $100,000, respectively.

The Cumulative Preferred Stock is not convertible into GFN common stock, has no voting rights, except as required by Delaware law, and is not redeemable prior to February 1, 2014; at which time it may be redeemed at any time, in whole or in part, at the Company’s option. Holders of the Cumulative Preferred Stock are entitled to

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

receive, when declared by the Company’s Board of Directors, annual dividends payable quarterly in arrears on the 31st day of January, July and October and on the 30th day of April of each year. In the event of any liquidation or winding up of the Company, the holders of the Cumulative Preferred Stock will have preference to holders of common stock; with the holders of the Series A Preferred Stock having preference over holders of the Series B Preferred Stock.

In connection with an acquisition during the year ended June 30, 2011, the Company issued 110 shares of Series B Preferred Stock with a liquidation value of $110,000 that is redeemable in three annual installments from the dates of issuance. As a result, these issuances, which total $40,000 at December 31, 2012, are classified as a liability in the condensed consolidated balance sheet under the caption “Senior and other debt.”

As of December 31, 2012, since issuance, dividends paid or payable totaled $624,000 and $46,000 for the Series A Preferred Stock and Series B Preferred Stock, respectively. The characterization of dividends to the recipients for Federal income tax purposes is made based upon the earnings and profits of the Company, as defined by the Internal Revenue Code.

In connection with the Southern Frac acquisition (see Note 4), the Company issued 750 shares of a new Series C Convertible Cumulative Preferred Stock, par value $0.0001 per share and liquidation preference of $1,000 per share (“Series C Preferred Stock”). Each share of Series C Preferred Stock will accrue no dividends unless declared by the Board of Directors of the Company. The Series C Preferred Stock is automatically convertible into 150,000 shares of GFN common stock at the date that the shares of GFN common stock have a closing price equal to or in excess of $5.00 per share on the NASDAQ Stock Market. If after two years the shares have not converted automatically, the holder can convert at the holder’s discretion. In addition the shares are redeemable by the Company for cash at any time for the liquidation value plus accrued but unpaid dividends.

Royal Wolf Dividend

On August 14, 2012, the Board of Directors of Royal Wolf declared a dividend of AUS$0.045 per RWH share payable on October 2, 2012 to shareholders of record on September 20, 2012. The condensed consolidated financial statements reflect the amount of the dividend pertaining to the noncontrolling interest.

Note 4. Acquisitions

The Company can enhance its business and market share by entering into new markets in various ways, including starting up a new location or acquiring a business consisting of container, modular unit or mobile office assets of another entity. An acquisition generally provides the Company with operations that enables it to at least cover existing overhead costs and is preferable to a start-up or greenfield location. The businesses discussed below were acquired primarily to expand the Company’s container lease fleet.

On August 1, 2012, the Company, through Royal Wolf, purchased the business of Tassay Pty Ltd., d.b.a. “Rockhampton Container Sales,” for approximately $656,000 (AUS$624,000), which included a holdback amount of $32,000 (AUS$31,000) . Rockhampton Container Sales leases and sells containers and is based in Rockhampton, Queensland.

On August 17, 2012, the Company, through Pac-Van, purchased the business of Camelback Container Services, LLC (“Camelback”) for $178,000, which included a holdback amount of $16,000. Camelback performs, among other things, custom modifications of ground level offices and storage containers in Phoenix, Arizona.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

On September 17, 2012, the Company, through Pac-Van, purchased the business of Container Connection, LLC (“Container Connection”) for $1,534,000, which included a holdback amount of $207,000. Container Connection leases and sells containers in Albany, Georgia and Orlando, Florida.

On October 1, 2012, the Company, through GFNMC, acquired 90% of the membership interests of Southern Frac for $6,969,000; which included a noninterest-bearing holdback note of $2,000,000 payable over three years and, therefore, discounted to $1,572,000 at the date of acquisition. Funding for this acquisition included $2,000,000 from borrowings under a new $15,000,000 senior credit facility with Wells Fargo Bank, National Association (“Wells Fargo SF Credit Facility” – see Note 5) and $750,000 from the issuance of 750 shares of Series C Preferred Stock (see Note 3). In conjunction with the acquisition of Southern Frac, GFNMC entered into an agreement with the 10% noncontrolling interest holder for a call option that provides that for the period commencing on April 1, 2013 through October 1, 2017, GFNMC may purchase the noncontrolling interest for an initial price of $1,500,000, with incremental increases of $250,000 for each of the subsequent seven six-month periods. Southern Frac manufactures portable liquid storage containers in Waxahachie, Texas.

On November 5, 2012, the Company, through Royal Wolf, purchased the businesses of Australian Container & Engineering Services Pty Limited, Container Engineering North Queensland Pty Limited and Australian Container Traders Pty Limited, collectively “Coral Seas Containers,” for approximately $5,618,000 (AUS$5,434,000), which included a holdback amount of $289,000 (AUS$280,000). Coral Seas Containers, among other things, leases and sells containers and is based in Queensland.

On November 22, 2012, the Company, through Royal Wolf, purchased the business of Cairns Containers Pty Limited (“Cairns Containers”) for approximately $845,000 (AUS$814,000), which included a holdback amount of $44,000 (AUS$43,000). Cairns Container leases and sells containers and is based in Cairns, Queensland.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

The accompanying condensed consolidated financial statements include the operations of the acquired businesses from the dates of acquisition. The allocations for the acquisitions in FY 2013 to tangible and intangible assets acquired and liabilities assumed based on their estimated fair market values were as follows (in thousands):

	Southern Frac October 1, 2012	Coral Seas Containers November 5, 2012	Other Acquisitions	Total
Fair value of the net tangible assets acquired and liabilities assumed:
Restricted cash	$1,000	$—	$—	$1,000
Trade and other receivables	3,203	14	1	3,218
Inventories	2,296	528	28	2,852
Prepaid expenses and other	152	—	4	156
Property, plant and equipment	2,892	107	224	3,223
Lease fleet	—	3,649	2,666	6,315
Accounts payables and accrued liabilities	(6,202)	(177)	(99)	(6,478)
Income taxes payable	—	—	—	—
Unearned revenue and advance payments	—	(8)	(15)	(23)
Long-term debt and obligations	(47)	—	—	(47)
Noncontrolling interest	(889)	—	—	(889)

Total net tangible assets acquired, liabilities assumed and noncontrolling interest	2,405	4,113	2,809	9,327
Fair value of intangible assets acquired:
Non-compete agreement	71	580	331	982
Customer lists	1,112	295	250	1,657
Trade name	387	—	—	387
Other	261	—	—	261
Goodwill	2,733	630	38	3,401

Total intangible assets acquired	4,564	1,505	619	6,688

Total purchase allocation	$6,969	$5,618	$3,428	$16,015

The estimated fair value of the tangible and intangible assets acquired and liabilities assumed exceeded the purchase prices of Rockhampton Container Sales and Container Connection resulting in estimated bargain purchase gains of $55,000 and $160,000, respectively. These gains have been recorded as non-operating income in the accompanying condensed consolidated statements of operations.

Transaction costs are expensed as incurred and included in selling and general expenses in the accompanying condensed consolidated statements of operations. Transaction costs associated with the Southern Frac acquisition totaled approximately $200,000 and were not material for the other acquisitions in FY 2013.

Note 5. Senior and Other Debt

Royal Wolf Senior Credit Facility

Royal Wolf has an approximately $128,900,000 (AUS$100,000,000 and NZ$29,400,000) senior credit facility with Australia and New Zealand Banking Group Limited (“ANZ”), which is secured by substantially all

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

of the assets of the Company’s Australian and New Zealand subsidiaries. The facility matures on June 30, 2014, except for a $15,561,000 (AUS$15,000,000) revolving sub-facility that matures on November 14, 2014. The ANZ senior credit facility, as amended, is comprised of a working capital sub-facility (primarily for receivable financing) and revolving sub-facilities (primarily for lease fleet purchases and acquisitions) in both Australia and New Zealand. As of December 31, 2012, based upon the exchange rate of one Australian dollar to $1.0374 U.S. dollar and one New Zealand dollar to $0.7909 Australian dollar, total borrowings and availability under the ANZ credit facility totaled $111,012,000 (AUS$107,010,000) and $17,897,000 (AUS$17,252,000), respectively. At December 31, 2012, borrowings under the working capital and revolving sub-facilities totaled $6,482,000 (AUS$6,248,000) and $104,530,000 (AUS$100,762,000), respectively, and bear interest at the bank bill swap interest rate in Australia (BBSY) or New Zealand (BKBM), plus 1.85% – 2.05% per annum. At December 31, 2012, the BBSY and BKBM was 3.17% and 2.72%, respectively.

Royal Wolf also has a $3,112,200 (AUS$3,000,000) sub-facility with ANZ to, among other things, facilitate direct and global payments using electronic banking services and a bank guarantee sub-facility of $1,037,400 (AUS$1,000,000).

The ANZ senior credit facility, as amended, is subject to certain financial and other customary covenants, including, among other things, compliance with specified consolidated interest coverage and total debt ratios based on earnings before interest, income taxes, amortization and depreciation and other non-operating costs (“EBITDA”) and the payment of dividends are not to exceed 60% of net profits (adding back amortization), plus any dividend surplus from the previous year, as defined.

Pac-Van Senior Credit Facility

Pac-Van had an $85,000,000 senior secured revolving credit facility with a syndicate led by PNC Bank, National Association (“PNC”) that included Wells Fargo Bank, National Association (“Wells Fargo”) and Union Bank, N.A. (the “PNC Credit Facility”). The PNC Credit Facility was scheduled to mature on January 16, 2013, but on September 7, 2012, Pac-Van entered into a new five-year, senior secured revolving credit facility with a syndicate led by Wells Fargo, that also includes HSBC Bank USA, NA, and the Private Bank and Trust Company (the “Wells Fargo Credit Facility”). Under the Wells Fargo Credit Facility, Pac-Van may borrow up to $110,000,000, subject to the terms of a borrowing base, as defined, and provides for the issuance of irrevocable standby letters of credit in amounts totaling up to $5,000,000. Borrowings will accrue interest, at Pac-Van’s option, either at the base rate plus 1.75% to 2.25% or the LIBOR plus 2.75% to 3.25%. The Wells Fargo Credit Facility contains, among other things, certain financial covenants, including fixed charge coverage ratios and utilization ratios, and provides that at any time prior to September 7, 2016, Pac-Van, subject to certain conditions, may increase the amount that may be borrowed under the Credit Facility by $10,000,000 to a maximum of $120,000,000. In connection with the initial funding of the Wells Fargo Credit Facility, all outstanding amounts due under the PNC Credit Facility and the $15,000,000 senior subordinated note with Laminar Direct Capital, L.L.C. (“Laminar Note”) were fully repaid and, in addition, the limited guaranty by Ronald F. Valenta and Lydia D. Valenta was terminated.

At December 31, 2012, borrowings and availability under the Wells Fargo Credit Facility totaled $92,651,000 and $20,264,000, respectively.

Southern Frac Senior Credit Facility

The Wells Fargo SF Credit Facility provides Southern Frac with (i) a senior secured revolving line of credit under which Southern Frac may borrow, subject to the terms of a borrowing base, as defined, up to $12,000,000 with a three-year maturity; (ii) a $500,000 equipment term loan (the “Equipment Term Loan”), which fully

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

amortizes over 36 months; (iii) a $1,500,000 term loan (the “Term Loan B” and, collectively with the Equipment Term Loan, the “Term Loans”), which fully amortizes over 24 months; and (iv) up to $1,000,000 of capital expenditure loans (the “CapEx Loans”) which fully amortize over 36 months. The Wells Fargo SF Credit Facility contains, among other things, certain financial covenants, including excess availability and fixed charge coverage ratios, and other covenants, representations, warranties, indemnification provisions, and events of default that are customary for senior secured credit facilities; including events of default relating to a change of control of GFN, GFNMC and Southern Frac. Borrowings under the Wells Fargo SF Credit Facility will accrue interest based on the three-month LIBOR, plus a margin equal to 3.5% for the revolving line of credit, 4.0% for the Equipment Term Loan, 7.0% for the Term Loan B and 4.0% for the CapEx Loans.

At December 31, 2012, borrowings and availability under the Wells Fargo SF Credit Facility totaled $2,484,000 and $1,748,000, respectively.

Other

Other debt, including redeemable preferred stock (see Note 3) and a seller note payable in connection with the Southern Frac acquisition (see Note 4) totaled $4,790,000 at December 31, 2012.

The weighted-average interest rate in the Asia-Pacific area was 8.8% and 6.0% in FY 2012 and FY 2013, respectively; which does not include the effect of translation, interest rate swap contracts and options and the amortization of deferred financing costs. The weighted-average interest rate in the United States was 6.3% and 4.9% in FY 2012 and FY 2013, respectively; which does not include the effect of the amortization of deferred financing costs and accretion of interest.

Loan Covenant Compliance

At December 31, 2012, the Company was in compliance with the financial covenants under its senior credit facilities.

Note 6. Financial Instruments

Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, as follows:

Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2 – Observable inputs, other than Level 1 inputs in active markets, that are observable either directly or indirectly; and

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s swap contracts and options (caps) and forward-exchange contracts are not traded on a market exchange; therefore, the fair values are determined using valuation models that include assumptions about yield curve at the reporting dates as well as counter-party credit risk. The assumptions are generally derived from

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

market-observable data. The Company has consistently applied these calculation techniques to all periods presented, which are considered Level 2.

Derivative instruments measured at fair value and their classification on the condensed consolidated balances sheets and condensed consolidated statements of operations are as follows (in thousands):

		Derivative – Fair Value (Level 2)
Type of Derivative Contract	Balance Sheet Classification	June 30, 2012	December 31, 2012
Swap Contracts and Options (Caps and Collars)	Trade payables and accrued liabilities	$(1,539)	$(1,971)
Forward-Exchange Contracts	Trade payables and accrued liabilities	(102)	(147)

		Quarter Ended December 31,		Six Months Ended December 31,
Type of Derivative Contract	Statement of Operations Classification	2011	2012	2011	2012
Swap Contracts and Options (Caps and Collars)	Unrealized loss included in interest expense	$(68)	$—	$(603)	$(80)
Forward-Exchange Contracts	Unrealized foreign currency exchange gain (loss) and other	(794)	263	155	(86)

Interest Rate Swap Contracts

The Company’s exposure to market risk for changes in interest rates relates primarily to its senior and other debt obligations. The Company’s policy is to manage its interest expense by using a mix of fixed and variable rate debt.

To manage its exposure to variable interest rates in a cost-efficient manner, the Company enters into interest rate swaps and interest rate options, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps and options are designated to hedge changes in the interest rate of a portion of the ANZ outstanding borrowings. The Company believes that financial instruments designated as interest rate hedges were highly effective; however, prior to August 2012, documentation of such, as required by FASB ASC Topic 815, Derivatives and Hedging, did not exist. Therefore, all movements in the fair values of these hedges prior to August 2012 were reported in the consolidated statements of operations in the periods in which fair values change. In August 2012, the Company entered into an interest swap contract that met documentation requirements and, as such, it was designated as a cash flow hedge. This cash flow hedge was determined to be fully effective in FY 2013 and, therefore, changes in its fair value were recorded in accumulated other comprehensive income. The Company expects this derivative to remain fully effective during the remaining term of the swap and no amount of ineffectiveness has been recorded in the condensed consolidated statement of operations. However, should any portion of the hedge be considered ineffective, such amounts included in accumulated other comprehensive income would be reclassified to current earnings.

The Company’s interest rate swap and option (cap and collar) contracts are not traded on a market exchange; therefore, the fair values are determined using valuation models which include assumptions about the interest rate yield curve at the reporting dates (Level 2 fair value measurement). As of June 30, 2012, there was one open interest rate swap contract and one open interest rate option (collar) contract; and, as of December 31,

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

2012, there was one open interest rate swap contract that was designated as a cash flow hedge and matures in June 2017, as follows (dollars in thousands):

	June 30, 2012		December 31, 2012
	Swap	Option (Collar)	Swap	Option (Collar)
Notional amounts	$15,242	$25,403	$51,870	$—
Fixed/Strike Rates	6.25%	6.25%	3.98%	—%
Floating Rates	5.47%	5.47%	3.17%	—%
Fair Value of Combined Contracts	$(587)	$(952)	$(1,971)	$—

Foreign Currency Risk

The Company has transactional currency exposures. Such exposure arises from sales or purchases in currencies other than the functional currency. The currency giving rise to this risk is primarily U.S. dollars. Royal Wolf has a bank account denominated in U.S. dollars into which a small number of customers pay their debts. This is a natural hedge against fluctuations in the exchange rate. The funds are then used to pay suppliers, avoiding the need to convert to Australian dollars. Royal Wolf uses forward currency contracts and options to eliminate the currency exposures on the majority of its transactions denominated in foreign currencies, either by transaction if the amount is significant, or on a general cash flow hedge basis. The forward currency contracts and options are always in the same currency as the hedged item. The Company believes that financial instruments designated as foreign currency hedges are highly effective. However documentation of such as required by ASC Topic 815 does not exist. Therefore, all movements in the fair values of these hedges are reported in the statement of operations in the period in which fair values change. As of June 30, 2012, there were 12 open forward exchange contracts; and, as of December 31, 2012, there were 35 open forward exchange contracts that mature between January 2013 and August 2013, as follows (dollars in thousands):

	June 30, 2012		December 31, 2012
	Forward Exchange	Currency Option	Forward Exchange	Currency Option
Notional amounts	$7,096	$—	$9,541	$—
Exchange/Strike Rates (AUD to USD)	0.9702 – 1.0201	—	0.9656 – 1.0346	—
Fair Value of Combined Contracts	$(102)	$—	$(147)	$—

In FY 2012 and FY 2013, net unrealized and realized foreign exchange gains (losses) totaled $(710,000) and $757,000, and $105,000 and $162,000, respectively. For the quarter ended December 31, 2011 and 2012, net unrealized and realized foreign exchange gains (losses) totaled $(756,000) and $759,000, and $(255,000) and $25,000, respectively.

Fair Value of Other Financial Instruments

The fair value of the Company’s borrowings under its senior credit facilities and Laminar Note was determined based on level 3 inputs including a search for debt issuances with maturities comparable to the Company’s debt (“Debt Issuances with Upcoming Call Dates”), a comparison to a group of comparable industry debt issuances (“Industry Comparable Debt Issuances”) and a study of credit (“Credit Spread Analysis”) as of June 30, 2012. Under the Debt Issuances with Upcoming Call Dates, the Company performed a Yield-to-Worse

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

analysis on debt issuances with call dates that were comparable to the maturity dates of the Company’s borrowings. Under the Industry Comparable Debt Issuance method, the Company compared the debt facilities to several industry comparable debt issuances. This method consisted of an analysis of the offering yields compared to the current yields on publicly traded debt securities. Under the Credit Spread Analysis, the Company first examined the implied credit spreads of the United States Federal Reserve. Based on this analysis the Company was able to assess the credit market. The fair value of the Company’s senior credit facilities and Laminar Note as of June 30, 2012 was determined to be approximately $174,200,000. The Company also determined that the fair value of its other debt of $1,132,000 at June 30, 2012 approximated or would not vary significantly from their carrying values. Based on the refinancing at Pac-Van (see Note 5) and acquisition of Southern Frac (see Note 4), current market conditions and other factors, the Company has determined that the fair value of the Wells Fargo Credit Facility, Wells Fargo SF Credit Facility, ANZ senior credit facility and other debt at December 31, 2012 approximates or would not vary significantly from their carrying values.

Under the provisions of FASB ASC Topic 825, Financial Instruments, the carrying value of the Company’s other financial instruments (consisting primarily of cash and cash equivalents, net receivables, trade payables and accrued liabilities) approximate fair value.

Note 7. Related-Party Transactions

Effective January 31, 2008, the Company entered into a lease with an affiliate of Ronald F. Valenta, a director and the chief executive officer of the Company, for its corporate headquarters in Pasadena, California. The rent is $7,393 per month, effective March 1, 2009, plus allocated charges for common area maintenance, real property taxes and insurance, for approximately 3,000 square feet of office space. The term of the lease is five years, with two five-year renewal options, and the rent is adjusted yearly based on the consumer price index. On October 11, 2012, the Company exercised its option to renew the lease for an additional five-year term commencing February 1, 2013. Rental payments were $55,000 in both FY 2012 and FY 2013.

Effective October 1, 2008, the Company entered into a services agreement with an affiliate of Mr. Valenta for certain accounting, administrative and secretarial services to be provided at the corporate offices and for certain operational, technical, sales and marketing services to be provided directly to the Company’s operating subsidiaries. Charges for services rendered at the corporate offices will be, until further notice, at $7,000 per month and charges for services rendered to the Company’s subsidiaries will vary depending on the scope of services provided. The services agreement provides for, among other things, mutual modifications to the scope of services and rates charged and automatically renews for successive one-year terms, unless terminated in writing by either party not less than 30 days prior to the fiscal year end. Total charges to the Company for services rendered under this agreement totaled $94,000 ($42,000 at the corporate office and $52,000 at the operating subsidiaries) in FY 2012 and $42,000 at the corporate office in FY 2013.

Revenues at Pac-Van from affiliates of Mr. Valenta totaled $21,000 and $31,000 in FY 2012 and FY 2013, respectively, and equipment and other services purchased by Pac-Van from these affiliated entities totaled $26,000 and $3,000 in FY 2012 and FY 2013, respectively.

Note 8. Stock Option Plans

On August 29, 2006, the Board of Directors of the Company adopted the General Finance Corporation 2006 Stock Option Plan (“2006 Plan”), which was approved and amended by stockholders on June 14, 2007 and December 11, 2008, respectively. Options granted and outstanding under the 2006 Plan are either incentive stock

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

options under Section 422 of the Internal Revenue Code of 1986, as amended, or so-called non-qualified options that are not intended to meet incentive stock option requirements. All options granted do not have a term in excess of ten years, and the exercise price of any option is not less than the fair market value of the Company’s common stock on the date of grant. After the adoption by the Board of Directors and upon the approval of the 2009 Stock Incentive Plan (“2009 Plan”) by the stockholders (see below), the Company suspended any further grants under the 2006 Plan.

On September 21, 2009, the Board of Directors of the Company adopted the 2009 Plan, which was approved by the stockholders at the Company’s annual meeting on December 10, 2009. The 2009 Plan is an “omnibus” incentive plan permitting a variety of equity programs designed to provide flexibility in implementing equity and cash awards, including incentive stock options, nonqualified stock options, restricted stock grants, restricted stock units, stock appreciation rights, performance stock, performance units and other stock-based awards. Participants in the 2009 Plan may be granted any one of the equity awards or any combination of them, as determined by the Board of Directors or the Compensation Committee. Upon the approval of the 2009 Plan by the stockholders, the Company suspended further grants under the 2006 Plan (see above). Any stock options which are forfeited under the 2006 Plan will become available for grant under the 2009 Plan, but the total number of shares available under the 2006 Plan and the 2009 Plan will not exceed the 2,500,000 shares reserved for grant under the 2006 Plan. Unless terminated earlier at the discretion of the Board of Directors, the 2009 Plan will terminate September 21, 2019.

The 2006 Plan and the 2009 Plan are referred to collectively as the “Stock Incentive Plan.”

There have been no grants or awards of restricted stock, restricted stock units, stock appreciation rights, performance stock or performance units under the Stock Incentive Plan. All grants to-date consist of incentive and non-qualified stock options that vest over a period of up to five years (“time-based options”) and non-qualified stock options that vest over varying periods that are dependent on the attainment of certain defined EBITDA and other targets (“performance-based options”).

Since inception, the range of the fair value of the stock options granted (other than to non-employee consultants) and the assumptions used are as follows:

Fair value of stock option	$0.81 – $3.94

Assumptions used:
Risk-free interest rate	1.19% – 4.8%
Expected life (in years)	7.5
Expected volatility	26.5% – 84.6%
Expected dividends	—

At December 31, 2012, the weighted-average fair value of the stock options granted to non-employee consultants was $3.21, determined using the Black-Scholes option-pricing model using the following assumptions: a risk-free interest rate of 1.23% – 1.62%, an expected life of 7.5 – 9.4 years an expected volatility of 77.5%, and no expected dividend.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s stock option activity and related information for FY 2013 follows:

	Number of Options (Shares)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Outstanding at June 30, 2012	1,843,664	$4.96
Granted	—	—
Exercised	(6,666)	1.22
Forfeited or expired	—	—

Outstanding at December 31, 2012	1,836,998	$4.97	6.7

Vested and expected to vest at December 31, 2012	1,836,998	$4.97	6.7

Exercisable at December 31, 2012	883,408	$7.18	5.1

At December 31, 2012, outstanding time-based options and performance-based options totaled 885,718 and 951,280, respectively. Also at that date, the Company’s market price for its common stock was $4.30 per share, which was at or below the exercise prices of almost half of the outstanding stock options. As a result, the intrinsic value of the outstanding stock options at that date was $1,930,000.

Share-based compensation of $4,052,000 related to stock options has been recognized in the condensed consolidated statements of operations, with a corresponding benefit to equity, from inception through December 31, 2012. At that date, there remains $1,096,000 of unrecognized compensation expense to be recorded on a straight-line basis over the remaining weighted-average vesting period of 1.7 years.

A deduction is not allowed for U.S. income tax purposes with respect to non-qualified options granted in the United States until the stock options are exercised or, with respect to incentive stock options issued in the United States, unless the optionee makes a disqualifying disposition of the underlying shares. The amount of any deduction will be the difference between the fair value of the Company’s common stock and the exercise price at the date of exercise. Accordingly, there is a deferred tax asset recorded for the U.S. tax effect of the financial statement expense recorded related to stock option grants in the United States. The tax effect of the U.S. income tax deduction in excess of the financial statement expense, if any, will be recorded as an increase to additional paid-in capital.

Royal Wolf Long Term Incentive Plan

In conjunction with the RWH IPO (see Note 1), Royal Wolf established the Royal Wolf Long Term Incentive Plan (the “LTI Plan”). Under the LTI Plan, the RWH Board of Directors may grant, at its discretion, options, performance rights and/or restricted shares of RWH capital stock to Royal Wolf employees and executive directors. Vesting terms and conditions may be up to four years and, generally, will be subject to performance criteria based primarily on enhancing shareholder returns using a number of key financial benchmarks, including EBITDA. In addition, unless the RWH Board determines otherwise, if an option, performance right or restricted share has not lapsed or been forfeited earlier, it will terminate at the seventh anniversary from the date of grant.

It is intended that up to one percent of RWH’s outstanding capital stock will be reserved for grant under the LTI Plan and a trust will be established to hold RWH shares for this purpose. However, so long as the Company holds more than 50% of the outstanding shares of RWH capital stock, RWH shares reserved for grant under the LTI Plan are required to be purchased in the open market unless the Company agrees otherwise.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

The LTI Plan, among other provisions, does not permit the transfer, sale, mortgage or encumbering of options, performance rights and restricted shares without the prior approval of the RWH Board. In the event of a change of control, the RWH Board, at its discretion, will determine whether, and how many, unvested options, performance rights and restricted shares will vest. In addition, if, in the RWH Board’s opinion, a participant acts fraudulently or dishonestly or is in breach of his obligations to Royal Wolf, the RWH Board may deem any options, performance rights and restricted shares held by or reserved for the participant to have lapsed or been forfeited.

As of December 31, 2012, the Royal Wolf Board of Directors has granted 865,000 performance rights to key management personnel under the LTI Plan. In FY 2013, share-based compensation of $193,000 related to the LTI Plan has been recognized in the statements of operations, with a corresponding benefit to equity.

Note 9. Commitments and Contingencies

The Company is not involved in any material lawsuits or claims arising out of the normal course of business. The nature of its business is such that disputes can occasionally arise with employees, vendors (including suppliers and subcontractors) and customers over warranties, contract specifications and contract interpretations among other things. The Company assesses these matters on a case-by-case basis as they arise. Reserves are established, as required, based on its assessment of its exposure. The Company has insurance policies to cover general liability and workers compensation related claims. In the opinion of management, the ultimate amount of liability not covered by insurance under pending litigation and claims, if any, will not have a material adverse effect on our financial position, operating results or cash flows.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

Note 10. Cash Flows from Operating Activities and Other Financial Information

The following table provides a detail of cash flows from operating activities (in thousands):

	Six Months Ended December 31,
	2011	2012
Cash flows from operating activities
Net income	$3,869	$6,323
Adjustments to reconcile net income to cash flows from operating activities:
Gain on sales and disposals of property, plant and equipment	(126)	(96)
Gain on sales of lease fleet	(3,111)	(3,270)
Gain on bargain purchase of businesses	—	(215)
Unrealized foreign exchange loss (gain)	710	(105)
Unrealized loss (gain) on forward exchange contracts	(155)	86
Unrealized loss on interest rate swaps and options	603	80
Depreciation and amortization	9,240	10,696
Amortization of deferred financing costs	346	485
Accretion of interest	—	50
Share-based compensation expense	420	646
Deferred income taxes	1,975	3,292
Changes in operating assets and liabilities:
Trade and other receivables, net	(392)	6,022
Inventories	(15,176)	(7,655)
Prepaid expenses and other	79	(1,002)
Trade payables, accrued liabilities and unearned revenues	1,150	(4,618)
Income taxes	(195)	(105)

Net cash provided by (used in) operating activities	$(763)	$10,614

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

Note 11. Segment Reporting

The tables below represent the Company’s revenues from external customers, operating income, interest income and expense, share-based compensation expense, depreciation and amortization, expenditures for additions to long-lived assets (consisting of lease fleet and property, plant and equipment), long-lived assets and goodwill; as attributed to its two geographic segments (in thousands):

	Quarter Ended December 31,		Six Months Ended December 31,
	2011	2012	2011	2012
Revenues from external customers
North America:
Sales	$4,549	$13,825	$11,068	$18,279
Leasing	9,989	12,016	20,371	23,631

	14,538	25,841	31,439	41,910

Asia-Pacific:
Sales	18,386	18,182	40,076	37,450
Leasing	15,183	19,329	29,385	37,381

	33,569	37,511	69,461	74,831

Total	$48,107	$63,352	$100,900	$116,741

Operating income
North America	$394	$1,659	$1,431	$2,476
Asia-Pacific	5,029	7,027	10,649	13,070

Total	$5,423	$8,686	$12,080	$15,546

Interest income
North America	$2	$—	$4	$2
Asia-Pacific	31	17	124	38

Total	$33	$17	$128	$40

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

(Unaudited)

Interest expense
North America	$1,324	$1,096	$2,613	$2,619
Asia-Pacific	1,564	1,534	3,677	3,236

Total	$2,888	$2,630	$6,290	$5,855

Share-based compensation
North America	$135	$184	$306	$381
Asia-Pacific	78	164	114	265

Total	$213	$348	$420	$646

Depreciation and amortization
North America	$1,440	$1,686	$2,873	$3,093
Asia-Pacific	3,242	3,710	6,367	7,603

Total	$4,682	$5,396	$9,240	$10,696

Additions to long-lived assets
North America			$4,994	$16,118
Asia-Pacific			24,904	26,069

Total			$29,898	$42,187

	At
	June 30, 2012	December 31, 2012
Long-lived assets
North America	$112,867	$128,793
Asia-Pacific	159,323	179,625

Total	$272,190	$308,418

Goodwill
North America	$33,859	$36,608
Asia-Pacific	34,590	36,056

Total	$68,449	$72,664

Intersegment net revenues totaled $33,000 during the quarter ended December 31, 2011 and $71,000 during FY 2012. There were no intersegment net revenues in FY 2013. However, intrasegment net revenues of portable liquid storage containers from Southern Frac to Pac-Van in North America totaled $3,587,000 during both the quarter ended December 31, 2012 and FY 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

General Finance Corporation

We have audited the accompanying consolidated balance sheets of General Finance Corporation and Subsidiaries as of June 30, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Sherman Oaks, California

September 14, 2012

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30, 2011	June 30, 2012
Assets
Cash and cash equivalents	$6,574	$7,085
Trade and other receivables, net of allowance for doubtful accounts of $2,331 and $2,538 at June 30, 2011 and 2012, respectively	30,498	35,443
Inventories	20,942	31,206
Prepaid expenses and other	4,503	5,029
Property, plant and equipment, net	12,652	12,732
Lease fleet, net	220,095	259,458
Goodwill	68,948	68,449
Other intangible assets, net	23,358	18,158

Total assets	$387,570	$437,560

Liabilities
Trade payables and accrued liabilities	$32,522	$35,964
Income taxes payable	440	593
Unearned revenue and advance payments	10,292	12,151
Senior and other debt	136,589	174,092
Deferred tax liabilities	15,835	20,763

Total liabilities	195,678	243,563

Commitments and contingencies (Note 10)	—	—

Equity
Cumulative preferred stock, $.0001 par value: 1,000,000 shares authorized; 26,000 shares issued and outstanding (in series) and liquidation value of $1,438 at June 30, 2011 and 2012	1,395	1,395
Common stock, $.0001 par value: 100,000,000 shares authorized; 22,013,299 and 22,019,965 shares outstanding at June 30, 2011 and 2012, respectively	2	2
Additional paid-in capital	112,278	112,865
Accumulated other comprehensive income	4,904	5,809
Accumulated deficit	(25,490)	(22,877)

Total General Finance Corporation stockholders’ equity	93,089	97,194
Equity of noncontrolling interests	98,803	96,803

Total equity	191,892	193,997

Total liabilities and equity	$387,570	$437,560

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended June 30,
	2011	2012
Revenues
Sales	$92,687	$108,341
Leasing	89,577	103,898

	182,264	212,239

Costs and expenses
Cost of sales (exclusive of the items shown separately below)	69,452	79,618
Direct costs of leasing operations	35,906	41,585
Selling and general expenses	42,102	45,867
Impairment of goodwill	5,858	—
Depreciation and amortization	19,165	18,924

Operating income	9,781	26,245
Interest income	487	157
Interest expense	(20,293)	(12,743)
Foreign currency exchange gain and other	4,125	443

	(15,681)	(12,143)

Income (loss) before provision for income taxes	(5,900)	14,102
Provision for income taxes	2,958	5,360

Net income (loss)	(8,858)	8,742
Preferred stock dividends	(177)	(177)
Noncontrolling interest	(6,857)	(6,129)

Net income (loss) attributable to common stockholders	$(15,892)	$2,436

Net income (loss) per common share:
Basic	$(0.72)	$0.11
Diluted	(0.72)	0.11

Weighted average shares outstanding:
Basic	22,013,299	22,013,401
Diluted	22,013,299	22,299,625

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Year Ended June 30,
	2011	2012
Net income (loss)	$(8,858)	$8,742
Redeemable noncontrolling interest (Note 10)	(5,740)	—
Other comprehensive income (loss) – cumulative translation adjustment	11,379	(5,566)

Total comprehensive income (loss)	(3,219)	3,176
Comprehensive loss (gain) allocated to noncontrolling interests	(6,021)	342

Comprehensive income (loss) allocable to General Finance Corporation stockholders	$(9,240)	$3,518

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except share and share data)

	Cumulative Preferred Stock	Common Stock	Additional Paid-In Capital	Subscription Receivables	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total General Finance Corporation Stockholders’ Equity	Equity of Noncontrolling Interests	Total Equity
Balance at June 30, 2010	$1,395	$2	$111,783	$(100)	$(1,571)	$(9,775)	$101,734	$—	$101,734
Cancellation of subscription receivables (10,000 shares)	—	—	(15)	15	—	—	—	—	—
Subscription receivables receipts	—	—	—	85	—	—	85	—	85
Share-based compensation	—	—	687	—	—	—	687	6	693
Preferred stock dividends	—	—	(177)	—	—	—	(177)	—	(177)
Issuance of capital stock by subsidiary (a)	—	—	—	—	—	—	—	92,776	92,776
Net loss	—	—	—	—	—	(9,975)	(9,975)	1,117	(8,858)
Redeemable noncontrolling interest	—	—	—	—	—	(5,740)	(5,740)	—	(5,740)
Cumulative translation adjustment	—	—	—	—	6,475	—	6,475	4,904	11,379

Total comprehensive income (loss)	—	—	—	—	—	—	(9,240)	6,021	(3,219)

Balance at June 30, 2011	1,395	2	112,278	—	4,904	(25,490)	93,089	98,803	191,892

Share-based compensation	—	—	756	—	—	—	756	145	901
Preferred stock dividends	—	—	(177)	—	—	—	(177)	—	(177)
Dividends on capital stock by subsidiary	—	—	—	—	—	—	—	(1,803)	(1,803)
Issuances of 6,666 shares of common stock	—	—	8	—	—	—	8	—	8
Net income	—	—	—	—	—	2,613	2,613	6,129	8,742
Cumulative translation adjustment	—	—	—	—	905	—	905	(6,471)	(5,566)

Total comprehensive income (loss)	—	—	—	—	—	—	3,518	(342)	3,176

Balance at June 30, 2012	$1,395	$2	$112,865	$—	$5,809	$(22,877)	$97,194	$96,803	$193,997

(a)	Includes $369 for shares of subsidiary capital stock issued to subsidiary board of directors and executive management

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended June 30,
	2011	2012
Cash flows from operating activities:
Net income (loss)	$(8,858)	$8,742
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Gain on sales and disposals of property, plant and equipment	(21)	(157)
Gain on sales of lease fleet	(5,631)	(7,645)
Unrealized foreign exchange loss	9,026	712
Unrealized (gain) loss on forward exchange contracts	387	(132)
Unrealized (gain) loss on interest rate swaps and options	(697)	816
Impairment of goodwill	5,858	—
Depreciation and amortization	19,165	18,924
Amortization of deferred financing costs	1,917	690
Accretion of interest	220	—
Share-based compensation expense	693	901
Shares of subsidiary capital stock issued to subsidiary board of directors and executive management	369	—
Deferred income taxes	2,353	4,611
Changes in operating assets and liabilities:
Trade and other receivables, net	3,666	(5,935)
Inventories	1,566	(10,463)
Prepaid expenses and other	(2,228)	(423)
Trade payables, accrued liabilities and other deferred credits	(9,741)	4,328
Income taxes	471	216

Net cash provided by operating activities	18,515	15,185

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(880)	(4,631)
Proceeds from sales of property, plant and equipment	99	265
Purchases of property, plant and equipment	(3,799)	(3,177)
Proceeds from sales of lease fleet	24,115	27,770
Purchases of lease fleet	(40,239)	(73,168)
Other intangible assets	—	(308)

Net cash used in investing activities	(20,704)	(53,249)

Cash flows from financing activities:
Proceeds from (repayments on) equipment financing activities	531	(556)
Proceeds from (repayments on) senior and other debt borrowings, net	(69,404)	41,384
Deferred financing costs	(1,760)	—
Proceeds from issuances of common stock	—	8
Preferred stock dividends	(177)	(177)
Net proceeds from issuance of capital stock by subsidiary	92,407	—
Dividends on capital stock by subsidiary	—	(1,803)
Payment of redeemable noncontrolling interest	(17,634)	—

Net cash provided by financing activities	3,963	38,856

Net increase in cash	1,774	792
Cash and equivalents at beginning of period	4,786	6,574
The effect of foreign currency translation on cash	14	(281)

Cash and equivalents at end of period	$6,574	$7,085

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest	$18,615	$12,035
Income taxes	28	482

Non-cash investing and financing activities:

On October 1, 2010 and January 14, 2011, the Company issued redeemable preferred stock of $100 and $10, respectively, as part of the consideration for business acquisitions (see Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and Business Operations

Organization

General Finance Corporation (“GFN”) was incorporated in Delaware in October 2005. References to the “Company” in these Notes are to GFN and its consolidated subsidiaries. These subsidiaries include GFN U.S. Australasia Holdings, Inc., a Delaware corporation (“GFN U.S.”); GFN North America Corp., a Delaware corporation (“GFNNA”); GFN Manufacturing Corporation, a Delaware corporation (“GFNMC”); Royal Wolf Holdings Limited (formerly GFN Australasia Holdings Pty Ltd)., an Australian corporation publicly traded on the Australian Securities Exchange (“RWH”); and its Australian and New Zealand subsidiaries (collectively, “Royal Wolf”); Pac-Van, Inc., an Indiana corporation, and its Canadian subsidiary, PV Acquisition Corp., an Alberta corporation, doing business as (“d.b.a.”) “Container King” (collectively “Pac-Van”).

Acquisition of Royal Wolf

On September 13, 2007 (September 14 in Australia), the Company acquired Royal Wolf and paid the purchase price by a combination of cash, the issuance to Bison Capital Australia, L.P. (“Bison Capital”), one of the sellers, of shares of common stock of GFN U.S. and the issuance of a subordinated note to Bison Capital. As a result of this structure, the Company owned 86.2% of the outstanding capital stock of GFN U.S. and Bison Capital owned 13.8% of the outstanding capital stock of GFN U.S. at that time (see “IPO of Royal Wolf” below). Royal Wolf leases and sells storage containers, portable container buildings and freight containers in Australia and New Zealand, which is considered geographically by the Company to be the Asia-Pacific area.

Acquisition of Pac-Van

On October 1, 2008, the Company acquired Pac-Van through a merger with Mobile Office Acquisition Corp. (“MOAC”), the parent of Pac-Van, and the Company’s wholly-owned subsidiary, GFNNA. Pac-Van leases and sells storage, office and portable liquid storage tank containers, modular buildings and mobile offices in the United States.

IPO of Royal Wolf

On May 31, 2011, the Company completed an initial public offering (“IPO”) in Australia of a noncontrolling interest in RWH. A total of 50,000,000 shares of capital stock were issued to the Australian market at $1.96 (AUS$1.83) per share, resulting in gross proceeds of $97,850,000 (AUS$91,500,000). An additional total of 188,526 shares ($369,000 value) were issued to the non-employee members of the RWH Board of Directors, the RWH chief executive officer and the RWH chief financial officer. Previously, GFN U.S. owned the only capital stock outstanding of RWH. In conjunction with the IPO, RWH undertook a share split which resulted in GFN U.S. receiving 50,198,526 shares of the new capital stock. The Company used the proceeds of the RWH IPO to, among other things, pay offering costs of $5,443,000 (AUS$5,090,000), pay down borrowings at each of the senior credit facilities (see Note 5), as well as fully repay the subordinated debt to Bison Capital. Simultaneously, the Company also satisfied the Bison Capital put option (see Note 10) to acquire the 13.8% of GFN U.S. previously owned by Bison Capital and now owns 100% of GFN U.S. At the IPO date and at June 30, 2012, RWH had a total of 100,387,052 shares of capital stock issued and outstanding, of which GFN U.S. owns a direct (and the Company an indirect) majority interest of 50.005%.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Unless otherwise indicated, references to “FY 2011” and “FY 2012” are to the fiscal years ended June 30, 2011 and 2012, respectively.

Certain reclassifications have been made to the FY 2011 statements to conform to the current period presentation, the most significant of which was to reclass certain facilities costs from selling and general expenses to direct costs of leasing operations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The Company’s functional currencies for its foreign operations are the respective local currencies, the Australian (“AUS”) and New Zealand (“NZ”) dollars in the Asia-Pacific area and the Canadian (“C”) dollar in North America. All adjustments resulting from the translation of the accompanying consolidated financial statements from the functional currency into reporting currency are recorded as a component of stockholders’ equity in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. All assets and liabilities are translated at the rates in effect at the balance sheet dates; and revenues, expenses, gains and losses are translated using the average exchange rates during the periods. Transactions in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate prevailing at that date. Foreign exchange differences arising on translation are recognized in the statement of operations. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates prevailing at the dates the fair value was determined.

Segment Information

FASB ASC Topic 280, Segment Reporting, establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Based on the provisions of FASB ASC Topic 280 and the manner in which the chief operating decision maker analyzes the business, the Company has determined it has two separately reportable geographic and operating segments, North America (Pac-Van, including corporate headquarters) and the Asia-Pacific area (Royal Wolf).

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes include assumptions used in assigning value to identifiable intangible assets at the acquisition date, the assessment for impairment of goodwill, the assessment for impairment of other intangible assets, the allowance for doubtful accounts, share-based compensation expense, residual value of the lease fleet and deferred tax assets and liabilities. Assumptions and factors used in the estimates are evaluated on an annual basis or whenever events or changes in circumstances indicate that the previous assumptions and factors have changed. The results of the analysis could result in adjustments to estimates.

Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

Inventories

Inventories are stated at the lower of cost or market (net realizable value). Net realizable value is the estimated selling price in the ordinary course of business. Expenses of marketing, selling and distribution to customers, as well as costs of completion are estimated and are deducted from the estimated selling price to establish net realizable value. Costs are assigned to individual items of inventory on the basis of specific identification and include expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Inventories consist primarily of containers, modular buildings and mobile offices held for sale or lease and are comprised of the following (in thousands):

	June 30,
	2011	2012
Finished goods	$20,661	$30,053
Work in progress	281	1,153

	$20,942	$31,206

Derivative Financial Instruments

Derivative financial instruments include warrants issued by the Company’s rights offering (Note 3). Based on Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the issuance of the warrants were reported in stockholders’ equity and, accordingly, there was no impact on the Company’s financial position or results of operations. Subsequent changes in the fair value will not be recognized as the warrants are classified as equity instruments.

The Company may use derivative financial instruments to hedge its exposure to foreign currency and interest rate risks arising from operating, financing and investing activities. The Company does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments. Derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized immediately in the statement of operations.

Accounting for Stock Options

For the issuances of stock options, the Company follows the fair value provisions of FASB ASC Topic 718, Stock Compensation, which require recognition of employee share-based compensation expense in the statements of operations over the vesting period based on the fair value of the stock option at the grant date. For stock options granted to non-employee consultants, the Company recognizes compensation expense measured at their fair value at each reporting date. Therefore, these stock options are subject to periodic fair value adjustments recorded in share-based compensation over the vesting period.

Fair Value

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6. Fair value estimates would involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Property, Plant and Equipment

Owned assets

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor, the initial estimate (where relevant) of the costs of dismantling and removing the items and restoring the site on which they are located; and an appropriate allocation of production overhead, where applicable. Depreciation for property, plant and equipment is recorded on the straight-line basis over the estimated useful lives of the related asset. The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

Property, plant and equipment consist of the following (in thousands):

	Estimated Useful Life	June 30,
		2011	2012
Land	—	$2,064	$2,016
Building	40 years	1,027	1,020
Transportation and plant equipment (including capital lease assets)	3 – 10 years	15,914	18,196
Furniture, fixtures and office equipment	3 – 10 years	3,273	3,589

		22,278	24,821
Less accumulated depreciation and amortization		(9,626)	(12,089)

		$12,652	$12,732

Capital leases

Leases under which substantially all the risks and benefits incidental to ownership of the leased assets are assumed by the Company are classified as capital leases. Other leases are classified as operating leases. A lease asset and a lease liability equal to the present value of the minimum lease payments, or the fair value of the leased item, whichever is the lower, are capitalized and recorded at the inception of the lease. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statement of operations. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Operating leases

Payments made under operating leases are expensed on the straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property. Where leases have fixed rate increases, these increases are accrued and amortized over the entire lease period, yielding a constant periodic expense over the term of the lease.

Lease Fleet

The Company has a fleet of storage, portable building, office and portable liquid storage tank containers, mobile offices, modular buildings and steps that it primarily leases to customers under operating lease agreements with varying terms. The value of the lease fleet (or lease or rental equipment) is recorded at cost and depreciated on the straight-line basis over the estimated useful life (5—20 years), after the date the units are put in service, down to their estimated residual values (up to 70% of cost). In the opinion of management, estimated residual values are at or below net realizable values. The Company periodically reviews these depreciation policies in light of various factors, including the practices of the larger competitors in the industry, and its own historical experience. Costs incurred on lease fleet units subsequent to initial acquisition are capitalized when it is probable that future economic benefits in excess of the originally assessed performance will result; otherwise, they are expensed as incurred.

At June 30, 2011 and 2012, the gross costs of the lease fleet were $246,932,000 and $294,258,000, respectively.

Units in the lease fleet are also available for sale. The cost of sales of a unit in the lease fleet is recognized at the carrying amount at the date of sale.

Impairment of Long-Lived Assets

The Company periodically reviews for the impairment of long-lived assets and assesses when an event or change in circumstances indicates the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and the eventual disposition is less than its carrying amount. The Company has determined that no impairment provision related to long-lived assets was required to be recorded as of June 30, 2011 and 2012.

Goodwill

The Company accounts for goodwill in accordance with FASB ASC Topic 350, Intangibles – Goodwill and Other. FASB ASC Topic 350 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires these assets be reviewed for impairment at least annually. The Company operates two reportable and operating segments (Pac-Van and Royal Wolf) and all of the goodwill was allocated between these two reporting units. The Company performs an annual impairment test on goodwill at year end using the two-step process required under FASB ASC Topic 350. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any.

At June 30, 2011 and 2012, the Company performed the first step of the two-step impairment test and compared the fair value of each reporting unit to its carrying value. In assessing the fair value of the reporting units, the Company considered both the market approach and the income approach. Under the market approach, the fair value of the reporting unit was determined on a weighted-average range of multiples to adjusted EBITDA. Under the income approach, the fair value of the reporting unit was based on the present value of estimated cash flows. The income approach was dependent on a number of significant management assumptions, including estimated future revenue growth rates, gross margins on sales, operating margins, capital expenditures and discount rates. Each approach was given equal weight in arriving at the fair value of the reporting unit and it was determined that the fair value of the Royal Wolf reporting unit exceeded the carrying values of its net assets at both periods and that the fair value of the Pac-Van reporting unit exceeded the carrying values of its net assets at June 30, 2012. However, at June 30, 2011, the fair value of the Pac-Van reporting unit was less than the carrying values of its net assets and, therefore, the Company performed a step-two impairment test for Pac-Van.

In the step-two test, the Company determined the implied fair value of the Pac-Van reporting unit’s goodwill and compared it to the carrying value of the goodwill. This involved allocating the fair value of the reporting unit to its respective assets and liabilities (as if it had been acquired in a separate and individual business combination and the fair value was the price paid to acquire it) with the excess of the fair value over the amounts assigned being the implied fair value of goodwill. For Pac-Van, the implied value of its goodwill was less than the carrying value of goodwill, resulting in an impairment charge of $5,858,000 at June 30, 2011. At June 30, 2012, the carrying value of goodwill at Pac-Van was $33,859,000.

The change in the balance of goodwill was as follows (in thousands)

	June 30,
	2011	2012
Beginning of year	$67,919	$68,948
Additions to goodwill	—	999
Foreign translation effect	6,887	(1,498)
Impairment of goodwill	(5,858)	—

End of year	$68,948	$68,449

Intangible Assets

Intangible assets include those with indefinite (trademark and trade name) and finite (primarily customer base and lists, non-compete agreements and deferred financing costs) useful lives. Customer base and lists and non-compete agreements are amortized on the straight-line basis over the expected period of benefit which range from one to ten years. Costs to obtaining long-term financing are deferred and amortized over the term of the related debt using the straight-line method. Amortizing the deferred financing costs using the straight-line method does not produce significantly different results than that of the effective interest method.

Intangible assets consist of the following (in thousands):

	June 30,
	2011	2012
Trademark and trade name	$2,500	$2,542
Customer base and lists	37,224	36,431
Non-compete agreements	7,313	7,321
Deferred financing costs	1,948	1,933
Other	1,372	1,618

	50,357	49,845
Less accumulated amortization	(26,999)	(31,687)

	$ 23,358	$ 18,158

The Company reviews intangible assets (those assets resulting from acquisitions) at least annually for impairment or when events or circumstances indicate these assets might be impaired. The Company tests impairment using historical cash flows and other relevant facts and circumstances as the primary basis for estimates of future cash flows. At June 30, 2011, the Company, pursuant to an evaluation that determined that the respective fair value was less than the carrying value, recognized an impairment charge of $250,000 to the trade name acquired in the Pac-Van acquisition (see Note 1). This impairment charge was recorded as a part of depreciation and amortization in the accompanying consolidated statements of operations.

The estimated future amortization of intangible assets with finite useful lives as of June 30, 2012 is as follows (in thousands):

Year Ending June 30,
2013	$5,090
2014	3,414
2015	2,314
2016	2,235
2017	2,485
Thereafter	78

$15,616

Defined Contribution Benefit Plan

Obligations for contributions to defined contribution benefit plans are recognized as an expense in the statement of operations as incurred. Contributions to defined contribution benefit plans in FY 2011 and FY 2012 were $1,115,000 and $1,249,000, respectively.

Revenue Recognition

The Company leases and sells new and used storage, office, building and portable liquid storage tank containers, modular buildings and mobile offices to its customers, as well as providing other ancillary products and services. Leases to customers generally qualify as operating leases unless there is a bargain purchase option at the end of the lease term. Revenue is recognized as earned in accordance with the lease terms established by the lease agreements and when collectability is reasonably assured.

Revenue from sales of the lease fleet is generally recognized upon delivery and when collectability is reasonably assured. Certain arrangements to sell units under long-term construction-type sales contracts are accounted for under the percentage of completion method. Under this method, income is recognized in proportion to the incurred costs to date under the contract to estimated total costs.

Unearned revenue includes end of lease services not yet performed by the Company (such as transport charges for the pick-up of a unit where the actual pick-up has not yet occurred as the unit is still leased), advance rentals and deposit payments.

Advertising

Advertising costs are generally expensed as incurred. Direct-response advertising costs, principally yellow page advertising, are monitored through call logs and advertising source codes, are capitalized when paid and amortized over the period in which the benefit is derived. However, the amortization period of the prepaid balance never exceeds 12 months. At June 30, 2011 and 2012, prepaid advertising costs were approximately $257,000 and $179,000, respectively. Advertising costs expensed were approximately $2,774,000 and $2,966,000 for FY 2011 and FY 2012, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and income tax basis of assets and liabilities at the balance sheet date multiplied by the applicable tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

The Company files U.S. Federal tax returns, multiple U.S. state (and state franchise) tax returns and Australian, New Zealand and Canadian tax returns. For U.S. Federal tax purposes, all periods subsequent to June 30, 2008 are subject to examination by the U.S. Internal Revenue Service (“IRS”). The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company does not anticipate that the total amount of unrecognized tax benefit related to any particular tax position will change significantly within the next 12 months.

The Company’s policy for recording interest and penalties, if any, will be to record such items as a component of income taxes.

Net Income per Common Share

Basic net income per common share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the periods. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The potential dilutive securities the Company has outstanding are warrants and stock options. The following is a reconciliation of weighted average shares outstanding used in calculating earnings per common share:

	Year Ended June 30,
	2011	2012
Basic	22,013,299	22,013,401
Assumed exercise of warrants	—	—
Assumed exercise of stock options	—	286,224

Diluted	22,013,299	22,299,625

Potential common stock equivalents (consisting of warrants and stock options) totaling 3,414,674 and 3,651,063 for FY 2011 and FY 2012, respectively, have been excluded from the computation of diluted earnings per share because the effect is anti-dilutive.

Recently Issued Accounting Pronouncements

In August 2010, the FASB, as result of a joint project with the International Accounting Standards Board (“IASB”) to simplify lease accounting and improve the quality of and comparability of financial information for users, published a proposed standard that would change the accounting and financial reporting for both lessee and lessor under ASC Topic 840, Leases. The proposed standard would effectively eliminate off-balance sheet accounting for most of the operating leases of lessees and would require lessors to apply a receivable and residual accounting approach. Subsequent to June 30, 2011, the FASB and IASB announced their intention to re-expose the common leasing standard exposure draft for revised proposals since August 2010 and, through June 30, 2012, continue to redeliberate issues and concerns raised in response to the proposed standard. Completion of deliberations and issuance of a revised exposure draft are anticipated during the fourth quarter of calendar year 2012, with final standards to be published in mid-2013. The Company believes that the final standards, if issued in substantially the same form as the published proposal, would have a material effect in the presentation of its consolidated financial position and results of operations.

In May 2011, the FASB issued amendments to the existing guidance on fair value measurement. The amendments are intended to create consistency between GAAP and International Financial Reporting Standards on measuring fair value and disclosing information about fair value measurements. The amendments clarify the application of existing fair value measurement requirements including (i) the application of the highest and best use valuation premise concepts, (ii) measuring the fair value of an instrument classified in a reporting entity’s equity and (iii) quantitative information required for fair value measurements categorized within Level 3. In addition, the amendments require additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. These amendments are effective for interim and annual periods beginning after December 15, 2011. These changes are required to be applied prospectively and the adoption did not have a material impact on the consolidated financial position or results of operations.

In September 2011, the FASB issued an amendment to the existing guidance on goodwill impairment. The amendment allows entities to first assess qualitative factors to determine whether it is necessary to perform the current two-step quantitative goodwill impairment test under ASC Topic 350, Intangibles – Goodwill. If an entity elects to use the option, it will no longer be required to calculate the fair value of a reporting unit unless a determination is made based on a qualitative assessment that it is more likely than not (i.e., greater than 50%) that the fair value of the reporting unit is less than its carrying amount. If the entity concludes that fair value is less than the carrying amount, the existing quantitative calculations in steps one and two under ASC Topic 350 continue to apply. However, if the entity concludes that fair value exceeds the carrying amount; neither of the two steps is required. The amendment allows entities to continue applying the existing two-step test and if an entity elects not to use the qualitative assessment in one period, it may resume performing the qualitative assessment in any subsequent period. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, though early adoption is permitted. The Company will use the new qualitative assessment of the amendment for periods subsequent to June 30, 2012.

In December 2011, the FASB and IASB issued joint amendments to enhance disclosures with respect to offsetting and related arrangements for financial and derivative instruments presented in statements of financial position. These amendments to ASC Topic 210, Balance Sheet, require entities to provide both net and gross information about both instruments and transactions subject to an agreement similar to a master netting arrangement in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). The amendments are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. These amendments are required to be applied prospectively and the Company does not expect that the adoption will have a material impact on its consolidated financial position or results of operations.

In July 2012, the FASB issued an amendment to the existing guidance on evaluating Indefinite-Lived Intangible Assets for Impairment. The amendment allows entities to first assess qualitative factors to determine whether it is necessary to perform the current impairment test under ASC Topic 350. If an entity determines based on a qualitative assessment that it is more likely than not (i.e., greater than 50%) that the fair value is not impaired no further testing is necessary. If the entity concludes that fair value is less than the carrying amount, the existing quantitative calculations under ASC Topic 350 continue to apply. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012, though early adoption is permitted. The Company will use the new qualitative assessment of the amendment for periods subsequent to June 30, 2012.

Note 3. Equity Transactions

Rights Offering

On June 25, 2010, the Company completed a rights offering to stockholders of record as of May 14, 2010. The offering entitled holders of the rights to purchase units at $1.50 per unit, with each unit consisting of one share of GFN common stock and a three-year warrant to purchase 0.5 additional shares of GFN common stock at an exercise price of $4.00 per share. At June 30, 2012, the Company has a total of 4,187,247 shares of common stock and 4,187,247 warrants to acquire an additional 2,093,623 shares of common stock at an exercise price of $4.00 per share.

Cumulative Preferred Stock

The Company conducted private placements of Series A 12.5% Cumulative Preferred Stock, par value $0.0001 per share and liquidation preference of $50 per share (“Series A Preferred Stock”); and Series B 8% Cumulative Preferred Stock, par value of $0.0001 per share and liquidation value of $1,000 per share (“Series B Preferred Stock”). The Series B Preferred Stock is offered primarily in connection with business combinations. The Series A Preferred Stock and the Series B Preferred Stock are referred to collectively as the “Cumulative Preferred Stock.” Upon issuance of the Cumulative Preferred Stock, the Company records the liquidation value as the preferred equity in the consolidated balance sheet, with any issuance or offering costs as a reduction in additional paid-in capital. As of June 30, 2012, the Company had issued 25,900 shares and 100 shares of Series A Preferred Stock and Series B Preferred Stock for total proceeds of $1,295,000 and $100,000, respectively.

The Cumulative Preferred Stock is not convertible into GFN common stock, has no voting rights, except as required by Delaware law, and is not redeemable prior to February 1, 2014; at which time it may be redeemed at any time, in whole or in part, at the Company’s option. Holders of the Cumulative Preferred Stock are entitled to receive, when declared by the Company’s Board of Directors, annual dividends payable quarterly in arrears on the 31st day of January, July and October and on the 30th day of April of each year. In the event of any liquidation or winding up of the Company, the holders of the Cumulative Preferred Stock will have preference to holders of common stock; with the holders of the Series A Preferred Stock having preference over holders of the Series B Preferred Stock.

In connection with the acquisition of Advanced Mobile Storage (see Note 4), the Company issued 110 shares of Series B Preferred Stock with a liquidation value of $110,000 that is redeemable in three annual installments from the dates of issuance. As a result, these issuances, which total $73,000 at June 30, 2012, is classified as a liability in the consolidated balance sheet under the caption “Senior and other debt.”

As of June 30, 2012, since issuance, dividends paid or payable totaled $544,000 and $40,000 for the Series A Preferred Stock and Series B Preferred Stock, respectively. The characterization of dividends to the recipients for Federal income tax purposes is made based upon the earnings and profits of the Company, as defined by the Internal Revenue Code.

Royal Wolf Dividend

In February 2012, the Board of Directors of Royal Wolf declared a dividend of AUS$0.035 per RWH share payable to shareholders of record on March 20, 2012 and the consolidated financial statements reflect the amount of the dividend pertaining to the noncontrolling interest.

Note 4. Acquisitions

FY 2011 Acquisitions

In two separate transactions, on October 1, 2010 and on January 14, 2011, the Company, through Pac-Van, purchased the business of Advanced Mobile Storage (“AMS”) for a total of $990,000; which included the issuance of 110 shares of redeemable preferred stock (see Note 3). The total purchase price has been allocated to tangible (lease fleet) and intangible (customer base and non-compete agreement) assets acquired, based on their estimated fair market values, and totaled $893,000 and $193,000, respectively, less trade payables and accrued liabilities assumed of $96,000.

FY 2012 Acquisitions

Effective May 1, 2012, the Company, through Pac-Van, purchased the business of Handysides Developments Ltd., d.b.a. “Container King,” for $1,721,000 (C$1,692,000). Container King leases and sells containers and is located in Alberta, Canada.

On May 31, 2012, the Company, through Royal Wolf, purchased the business of ContainerTech Hire Ltd. and ContainerTech Services Ltd., divisions of ContainerTech Group Ltd. (“Container Tech”) for $2,910,000 (NZ$3,798,000). Container Tech leases, sells and modifies container products and is located in New Zealand.

The accompanying consolidated financial statements include the operations of the acquired businesses from the dates of acquisition. The allocation for the acquisitions in FY 2012 to tangible and intangible assets acquired and liabilities assumed based on their estimated fair market values were as follows (in thousands):

	Container King May 1, 2012	Container Tech May 31, 2012	Total
Fair value of the net tangible assets acquired and liabilities assumed:
Trade and other receivables	$197	$—	$197
Inventories (primarily containers)	546	—	546
Property, plant and equipment	421	125	546
Lease fleet	292	2,020	2,312
Trade payables and accrued liabilities	(413)	(77)	(490)
Income taxes payable	(53)	—	(53)
Unearned revenue and advance payments	(14)	(23)	(37)
Long-term debt and obligations	—	—	—
Deferred tax liabilities	(189)	—	(189)

Total net tangible assets acquired and liabilities assumed	787	2,045	2,832
Fair value of intangible assets acquired:
Non-compete agreement	48	249	297
Customer lists	262	197	459
Trade name	44	—	44
Goodwill	580	419	999

Total intangible assets acquired	934	865	1,799

Total purchase consideration	$1,721	$2,910	$4,631

The Company can enhance its business and enter new markets in various ways, including starting up a new location or acquiring a business consisting of container, modular unit or mobile office assets of another entity. An acquisition generally provides the Company with operations that enables it to at least cover existing overhead costs and is preferable to a start-up or greenfield location. The businesses discussed above were acquired primarily to expand the Company’s container lease fleet.

Goodwill recognized is attributable primarily to expected corporate synergies, the assembled workforce and other factors. None of the goodwill is deductible for U.S. income tax purposes. The Company incurred approximately $100,000 of transaction costs associated with acquisitions during FY 2012 that were expensed as incurred and are included in selling and general expenses in the accompanying consolidated statements of operations.

Note 5. Senior and Other Debt

Royal Wolf Senior Credit Facility

Royal Wolf has an approximately $111,771,000 (AUS$110,000,000) senior credit facility with Australia and New Zealand Banking Group Limited (“ANZ”), which is secured by substantially all of the assets of the Company’s Australian and New Zealand subsidiaries and matures on June 30, 2014. The ANZ credit facility, as amended, is comprised of two sub-facilities, a $15,242,000 (AUS$15,000,000) working capital sub-facility, primarily for receivable financing and a $96,530,000 (AUS$95,000,000) revolving sub-facility, primarily for lease fleet purchases and acquisitions. As of June 30, 2012, based upon the exchange rate of one Australian dollar to $1.0161 U.S. dollar and one New Zealand dollar to $0.7840 Australian dollar, borrowings and availability under the ANZ credit facility totaled $95,759,000 (AUS$94,242,000) and $16,012,000 (AUS$15,758,000), respectively. At June 30, 2012, borrowings under the working capital sub-facility totaled $8,858,000

(AUS$8,718,000) and bear interest at ANZ’s prime rate (3.50% at June 30, 2012) plus 1.85% per annum, and borrowings under the revolving sub-facility totaled $86,901,000 (AUS$85,524,000) and bear interest at ANZ’s prime rate plus 2.05% per annum.

Royal Wolf also has a $3,048,000 (AUS$3,000,000) sub-facility with ANZ to, among other things, facilitate direct and global payments using electronic banking services.

The ANZ senior credit facility, as amended, is subject to certain financial and other customary covenants, including, among other things, compliance with specified consolidated interest coverage and total debt ratios based on earnings before interest, income taxes, amortization and depreciation and other non-operating costs (“EBITDA”) and the payment of dividends are not to exceed 60% of net profits (adding back amortization), plus any dividend surplus from the previous year, as defined.

Pac-Van Senior Credit Facility

Pac-Van has an $85,000,000 senior secured revolving credit facility with a syndicate led by PNC Bank, National Association (“PNC”) that includes Wells Fargo Bank, National Association (“Wells Fargo”) and Union Bank, N.A. (“UB”) (the “PNC Credit Facility”). Under the terms of the PNC Credit Facility, as amended, Pac-Van may borrow up to $85,000,000, subject to the terms of a borrowing base and certain borrowing restrictions based on senior leverage, as defined, and will accrue interest, at Pac-Van’s option, either at the prime rate (3.25% at June 30, 2012) plus 2.75%, or the Eurodollar rate (0.24575%, 0.34275% and 0.46060% at June 30, 2012 for the one-month, two-month and three-month LIBOR, respectively) plus 3.75%. The PNC Credit Facility also provides for the issuance of irrevocable standby letters of credit in amounts totaling up to $5,000,000, contains certain financial covenants, including fixed charge coverage and senior leverage ratios based on EBITDA, as defined, and a lease fleet utilization ratio. The PNC Credit Facility also includes customary negative and other covenants, including events of default relating to a change of control, as defined, at GFN, GFNNA (which has guaranteed the repayment of all outstanding borrowings and obligations of the PNC Credit Facility) and Pac-Van or upon the cessation of involvement of Ronald F. Valenta as a director or officer in the operations and management of GFN, GFNNA or Pac-Van.

The PNC Credit Facility matures on January 16, 2013, at which time all amounts borrowed must be repaid, but Pac-Van has the right to prepay loans in whole or in part at any time, provided that Pac-Van will be required to pay PNC a prepayment fee of $350,000 if it prepays the loans in full prior to July 16, 2012. At June 30, 2012, borrowings and availability under the PNC Credit Facility totaled $62,201,000 and $20,701,000, respectively.

The repayment of borrowings under the PNC Credit Facility is secured by substantially all of the assets of Pac-Van and by a limited guaranty by Ronald F. Valenta and Lydia D. Valenta (the “Valenta Limited Guaranty”). Pursuant to the Valenta Limited Guaranty, the Valentas guaranteed $10,000,000 of borrowings from July 16, 2010 until June 30, 2011, $8,000,000 of borrowings from July 1, 2011 until June 30, 2012 and $6,000,000 of borrowings from July 1, 2012 until January 16, 2013. The amounts guaranteed by the Valentas will only be reduced if no event of default has occurred under the PNC Credit Facility and if Pac-Van has delivered to PNC the certificates necessary to demonstrate compliance by Pac-Van with the financial covenants at the date of each scheduled reduction. In consideration for entering into the Valenta Limited Guaranty, Pac-Van will pay the Valentas a fee equal to 1.2% of the lower of outstanding borrowings or the guaranty amount. A guarantee fee of $120,000 for the first year was paid at or near the closing of the PNC Credit Facility and, commencing with the first anniversary from the closing date, the guaranty fee will be paid in advance at a rate of 0.3% per quarter, so long as Pac-Van remains in compliance with the covenants of the PNC Credit Facility. In addition, the Valentas entered into a pledge and security agreement for the benefit of PNC whereby the Valentas pledged a deposit account maintained by PNC, and all interest accrued thereon, to secure the repayment of all loans and the performance of all obligations under the PNC Credit Facility.

Subsequent to June 30, 2012, borrowings under the PNC Credit Facility were fully repaid and the Valenta Limited Guaranty was terminated in connection with the entering of a new senior credit facility at Pac-Van (see Note 13).

Laminar Note

The Company has a $15,000,000 senior subordinated note with Laminar Direct Capital, L.L.C. (“Laminar”) issued by GFN (the “Laminar Note”). The Laminar Note accrues interest at the floating rate of LIBOR plus 10.0% per annum, provided that LIBOR shall be not less than 3.0%, and is payable monthly in arrears commencing on August 1, 2010. The Laminar Note matures on July 16, 2013, at which time all amounts borrowed must be repaid; but it may be prepaid by GFN in part or in full at any time before the maturity date without penalty and by Pac-Van, upon prior written notice, subject to the terms of the intercreditor agreement among Pac-Van, GFNNA, PNC and Laminar.

The Laminar Note contains certain financial covenants, including a consolidated funded indebtedness-to-consolidated EBITDA, as defined, leverage ratio, a minimum consolidated EBITDA covenant for the four most recently completed calendar quarters of not less than $28,000,000; and customary covenants, including events of default relating to a change of control, as defined, at GFN, GFNNA and Pac-Van (both of which have guaranteed the repayment of all outstanding borrowings and obligations of the Laminar Note) and covenants which limit the ability of GFNNA and Pac-Van to sell assets, enter into acquisitions and incur additional indebtedness. In addition, the terms of the Laminar Note prohibit GFNNA and Pac-Van from extending the maturity of the PNC Credit Facility to a date later than April 16, 2013, increasing the maximum indebtedness above $93,500,000 without the prior written consent of Laminar, entering into interest rate increases for indebtedness and from undertaking certain other actions.

Subsequent to June 30, 2012, borrowings under the Laminar Note were fully repaid in connection with the entering of a new senior credit facility at Pac-Van (see Note 13).

Other

Other debt (including redeemable preferred stock – see Note 3) totaled $1,132,000 at June 30, 2012.

The weighted-average interest rate in the Asia-Pacific area was 12.0% and 8.1% in FY 2011 and FY 2012, respectively; which does not include the effect of translation, interest rate swap contracts and options and the amortization of deferred financing costs. The weighted-average interest rate in the United States was 6.2% and 6.4% in FY 2011 and FY 2012, respectively, which does not include the effect of the amortization of deferred financing costs.

Loan Covenant Compliance

At June 30, 2012, the Company was in compliance with the financial covenants under its senior credit facilities and the Laminar Note.

Senior and other debt consisted of the following at June 30, 2011 and 2012 (in thousands):

	June 30,
	2011	2012
ANZ Credit Facility	$63,113	$95,759
PNC Credit Facility	56,689	62,201
Laminar Note	15,000	15,000
Other	1,787	1,132

	$136,589	$174,092

Scheduled Maturities on Senior and Other Debt

The scheduled maturities for the senior credit facilities senior subordinated notes and other debt at June 30, 2012 were as follows (in thousands):

Year Ending June 30,
2013	$8,139
2014	87,894
2015	403
2016	286
2017	77,370
Thereafter	—

$174,092

Note 6. Financial Instruments

Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, as follows:

Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2 – Observable inputs, other than Level 1 inputs in active markets, that are observable either directly or indirectly; and

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s swap contracts and options (caps) and forward-exchange contracts are not traded on a market exchange; therefore, the fair values are determined using valuation models that include assumptions about yield curve at the reporting dates as well as counter-party credit risk. The assumptions are generally derived from market-observable data. The Company has consistently applied these calculation techniques to all periods presented, which are considered Level 2.

Derivative instruments measured at fair value and their classification on the consolidated balances sheets and consolidated statements of operations are as follows (in thousands):

		Derivative – Fair Value (Level 2)
Type of Derivative Contract	Balance Sheet Classification	June 30, 2011	June 30, 2012
Swap Contracts and Options (Caps and Collars)	Trade payables and accrued liabilities	$(743)	$(1,539)
Forward-Exchange Contracts	Trade payables and accrued liabilities	(401)	(102)

Type of Derivative Contract	Statement of Operations Classification	Year Ended June 30, 2011	Year Ended June 30, 2012
Swap Contracts and Options (Caps and Collars)	Unrealized gain (loss) included in interest expense	$697	$(816)
Forward-Exchange Contracts	Unrealized foreign currency exchange gain (loss) and other	(387)	132

Interest Rate Swap Contracts

The Company’s exposure to market risk for changes in interest rates relates primarily to its long-term debt obligations. The Company’s policy is to manage its interest expense by using a mix of fixed and variable rate debt.

To manage its exposure to variable interest rates in a cost-efficient manner, the Company enters into interest rate swaps and interest rate options, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps and options are designated to hedge changes in the interest rate of a portion of the ANZ outstanding borrowings. The Company believes that financial instruments designated as interest rate hedges are highly effective. However, documentation of such, as required by FASB ASC Topic 815, Derivatives and Hedging, does not exist. Therefore, all movements in the fair values of these hedges are reported in the statement of operations in the period in which fair values change.

The Company’s interest rate swap and option (cap and collar) contracts are not traded on a market exchange; therefore, the fair values are determined using valuation models which include assumptions about the interest rate yield curve at the reporting dates (Level 2 fair value measurement). As of June 30, 2011, there were three open interest rate swap contracts and two open interest rate option (cap) contracts; and, as of June 30, 2012, there was one open interest rate swap contract and one open interest rate option (collar) contract that mature in June 2014, as follows (dollars in thousands):

	June 30, 2011		June 30, 2012
	Swap	Option (Cap)	Swap	Option (Collar)
Notional amounts	$23,543	$14,161	$15,242	$25,403
Fixed/Strike Rates	7.19% – 8.22%	7.19% – 7.98%	6.25%	6.25%
Floating Rates	7.01%	7.01%	5.47%	5.47%
Fair Value of Combined Contracts	$(743)	$—	$(587)	$(952)

Foreign Currency Risk

The Company has transactional currency exposures. Such exposure arises from sales or purchases in currencies other than the functional currency. The currency giving rise to this risk is primarily U.S. dollars. Royal Wolf has a bank account denominated in U.S. dollars into which a small number of customers pay their debts. This is a natural hedge against fluctuations in the exchange rate. The funds are then used to pay suppliers, avoiding the need to convert to Australian dollars. Royal Wolf uses forward currency contracts and options to eliminate the currency exposures on the majority of its transactions denominated in foreign currencies, either by transaction if the amount is significant, or on a general cash flow hedge basis. The forward currency contracts and options are always in the same currency as the hedged item. The Company believes that financial instruments designated as foreign currency hedges are highly effective. However documentation of such as required by ASC Topic 815 does not exist. Therefore, all movements in the fair values of these hedges are reported in the statement of operations in the period in which fair values change. As of June 30, 2011, there were 25 open forward exchange contracts; and, as of June 30, 2012, there were 12 open forward exchange contracts that mature between August 2012 and April 2013, as follows (dollars in thousands):

	June 30, 2011		June 30, 2012
	Forward Exchange	Currency Option	Forward Exchange	Currency Option
Notional amounts	$11,452	$—	$7,096	$—
Exchange/Strike Rates (AUD to USD)	0.9973 –1.0465	—	0.9702 –1.0201	—
Fair Value of Combined Contracts	$(401)	$—	$(102)	—

In FY 2011 and FY 2012, the Company also had certain U.S. dollar-denominated debt at Royal Wolf, including intercompany borrowings, which are remeasured at each financial reporting date with the impact of the remeasurement being recorded in our consolidated statements of operations. Prior to FY 2012, unrealized gains and losses resulting from such remeasurement due to changes in the Australian exchange rate to the U.S. dollar had a significant impact in the Company’s reported results of operations, as well as any realized gains and losses from the payments on such U.S. dollar-denominated debt and intercompany borrowings. In FY 2011 and FY 2012, net unrealized and realized foreign exchange gains (losses) totaled $(9,026,000) and $13,540,000, and $(712,000) and $893,000, respectively.

Fair Value of Other Financial Instruments

The fair value of the Company’s borrowings under its senior credit facilities and Laminar Note was determined based on level 3 inputs including a search for debt issuances with maturities comparable to the Company’s debt (“Debt Issuances with Upcoming Call Dates”), a comparison to a group of comparable industry debt issuances (“Industry Comparable Debt Issuances”) and a study of credit (“Credit Spread Analysis”) as of June 30, 2012. Under the Debt Issuances with Upcoming Call Dates, the Company performed a Yield-to-Worse analysis on debt issuances with call dates that were comparable to the maturity dates of the Company’s borrowings. Under the Industry Comparable Debt Issuance method, the Company compared the debt facilities to several industry comparable debt issuances. This method consisted of an analysis of the offering yields compared to the current yields on publicly traded debt securities. Under the Credit Spread Analysis, the Company first examined the implied credit spreads of the United States Federal Reserve. Based on this analysis the Company was able to assess the credit market. The fair value of the Company’s senior credit facilities and Laminar Note as of June 30, 2012 was determined to be approximately $174,200,000. The fair value of the Company’s other debt of $1,132,000 approximates or would not vary significantly from its carrying values due to current market conditions and other factors.

Under the provisions of FASB ASC Topic 825, Financial Instruments, the carrying value of the Company’s other financial instruments (consisting primarily of cash and cash equivalents, net receivables, trade payables and accrued liabilities) approximate fair value.

Credit Risk and Allowance for Doubtful Accounts

Financial instruments potentially exposing the Company to concentrations of credit risk consist primarily of receivables. Concentrations of credit risk with respect to receivables are limited due to the large number of customers spread over a large geographic area in many industry sectors. However, in the U.S. a significant portion of the Company’s business activity is with companies in the construction industry. Revenues and trade receivables from this industry totaled $19,831,000 and $3,895,000 during FY 2011 and at June 30, 2011, respectively; and $23,344,000 and $3,188,000 during FY 2012 and at June 30, 2012, respectively.

The Company’s receivables related to sales are generally secured by the equipment sold to the customer. The Company’s receivables related to its lease operations are primarily amounts generated from both off-site and on-site customers. The Company has the right to repossess lease equipment for nonpayment. It is the Company’s policy that all customers who wish to purchase or lease containers on credit terms are subject to credit verification procedures and the Company will agree to terms with customers believed to be creditworthy. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant. Net allowance for doubtful accounts provided and uncollectible accounts written off, net of recoveries, was $954,000 and $1,078,000 and $1,204,000 and 1,000,000 for FY 2011 and FY 2012, respectively. The translation gain to the allowance for doubtful accounts for FY 2011 and FY 2012 was $127,000 and $3,000, respectively.

With respect to credit risk arising from the other significant financial assets of the Company, which comprise cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the

Company’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. As the counter party for derivative instruments is nearly always a bank, the Company has assessed this as a low risk.

Note 7. Income Taxes

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Year Ended June 30,
	2011	2012
North America	$(4,527)	$(3,087)
Asia-Pacific	(1,373)	17,189

	$(5,900)	$14,102

The provision (benefit) for income taxes consisted of the following (in thousands):

	Year Ended June 30,
	2011	2012
Current:
U.S. Federal	$144	$—
State	49	—
Foreign	276	501

	469	501

Deferred:
U.S. Federal	1,291	850
State	84	100
Foreign	1,114	3,909

	2,489	4,859

	$2,958	$5,360

The components of the net deferred tax liability are as follows (in thousands):

	June 30,
	2011	2012
Deferred tax assets:
Net operating loss and tax credit carryforwards	$17,111	$15,508
Deferred revenue and expenses	466	779
Accrued compensation and other benefits	877	1,322
Allowance for doubtful accounts	374	458
Unrealized exchange gains and losses	—	—

Total deferred tax assets	18,828	18,067
Valuation allowance	—	—

Net deferred tax assets	18,828	18,067

Deferred tax liabilities:
Accelerated tax depreciation and amortization	(34,592)	(38,830)
Other	(71)	—

Total deferred tax liabilities	(34,663)	(38,830)

Net deferred tax liabilities	$(15,835)	$(20,763)

At June 30, 2012, the Company had a U.S. federal net operating loss carryforward of $42,700,000, which expires if unused during fiscal years 2021 – 2032, and an Australian net operating loss carryforward of approximately $17,400,000 with no expiration date. As a result of the stock ownership change in the merger with MOAC (see Note 1), the available deduction of the net operating loss carryforward of $15,300,000 acquired in the Pac-Van acquisition is generally limited to approximately $2,500,000 on a yearly basis.

Management evaluates the ability to realize its deferred tax assets on a quarterly basis and adjusts the amount of its valuation allowance if necessary. No valuation allowance has been determined to be required as of June 30, 2011 and 2012.

A reconciliation of the U.S. federal statutory rate of 34% to the Company’s effective tax rate is as follows:

	Year Ended June 30,
	2011	2012
Federal statutory rate	(34.0)%	34.0%
State and Asia-Pacific taxes, net of U.S. federal benefit and credit	(4.0)	4.0
U.S. income taxes related to RWH IPO	48.5	—
Amortization and impairment of goodwill and intangible assets, net	30.1	—
Nondeductible expenses (primarily share-based compensation expense at Royal Wolf)	9.5	—

Effective tax rate	50.1%	38.0%

As a result of the RWH IPO (see Note 1), the Company, among other things, was required to increase, for tax purposes, the cost basis of Royal Wolf’s inventory to fair value, which resulted in a taxable gain of approximately $6,400,000. This gain was recorded in the consolidated income tax expense and, as such, was the most significant portion in the federal rate reconciliation of 48.5% in FY 2011.

Note 8. Related-Party Transactions

Effective January 31, 2008, the Company entered into a lease with an affiliate of Ronald F. Valenta, a director and the chief executive officer of the Company, for its corporate headquarters in Pasadena, California. The rent is $7,393 per month, effective March 1, 2009, plus allocated charges for common area maintenance, real property taxes and insurance, for approximately 3,000 square feet of office space. The term of the lease is five years, with two five-year renewal options, and the rent is adjusted yearly based on the consumer price index. Rental payments were $110,000 in both FY 2011 and FY 2012.

Effective October 1, 2008, the Company entered into a services agreement with an affiliate of Mr. Valenta for certain accounting, administrative and secretarial services to be provided at the corporate offices and for certain operational, technical, sales and marketing services to be provided directly to the Company’s operating subsidiaries. Charges for services rendered at the corporate offices will be, until further notice, at $7,000 per month and charges for services rendered to the Company’s subsidiaries will vary depending on the scope of services provided. The services agreement provides for, among other things, mutual modifications to the scope of services and rates charged and automatically renews for successive one-year terms, unless terminated in writing by either party not less than 30 days prior to the fiscal year end. Total charges to the Company for services rendered under this agreement totaled $212,000 ($84,000 at the corporate office and $128,000 at the operating subsidiaries) in FY 2011and $197,000 ($84,000 at the corporate office and $113,000 at the operating subsidiaries) in FY 2012.

Revenues at Pac-Van from affiliates of Mr. Valenta totaled $27,000 and $36,000 in FY 2011 and FY 2012, respectively, and equipment and other services purchased by Pac-Van from these affiliated entities totaled $40,000 in FY 2012.

Note 9. Stock Option Plans

On August 29, 2006, the Board of Directors of the Company adopted the General Finance Corporation 2006 Stock Option Plan (“2006 Plan”), which was approved and amended by stockholders on June 14, 2007 and December 11, 2008, respectively. Options granted and outstanding under the 2006 Plan are either incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or so-called non-qualified options that are not intended to meet incentive stock option requirements. All options granted do not have a term in excess of ten years, and the exercise price of any option is not less than the fair market value of the Company’s common stock on the date of grant. After the adoption by the Board of Directors and upon the approval of the 2009 Stock Incentive Plan by the stockholders (see below), the Company suspended any further grants under the 2006 Plan.

On September 21, 2009, the Board of Directors of the Company adopted the 2009 Stock Incentive Plan (“2009 Plan”), which was approved by the stockholders at the Company’s annual meeting on December 10, 2009. The 2009 Plan is an “omnibus” incentive plan permitting a variety of equity programs designed to provide flexibility in implementing equity and cash awards, including incentive stock options, nonqualified stock options, restricted stock grants, restricted stock units, stock appreciation rights, performance stock, performance units and other stock-based awards. Participants in the 2009 Plan may be granted any one of the equity awards or any combination of them, as determined by the Board of Directors or the Compensation Committee. Upon the approval of the 2009 Plan by the stockholders, the Company suspended further grants under the 2006 Plan (see above). Any stock options which are forfeited under the 2006 Plan will become available for grant under the 2009 Plan, but the total number of shares available under the 2006 Plan and the 2009 Plan will not exceed the 2,500,000 shares reserved for grant under the 2006 Plan. Unless terminated earlier at the discretion of the Board of Directors, the 2009 Plan will terminate September 21, 2019.

The 2006 Plan and the 2009 Plan are referred to collectively as the “Stock Incentive Plan.”

There have been no grants or awards of restricted stock, restricted stock units, stock appreciation rights, performance stock or performance units under the Stock Incentive Plan. All grants to-date consist of incentive and non-qualified stock options that vest over a period of up to five years (“time-based options”) and non-qualified stock options that vest over varying periods that are dependent on the attainment of certain defined EBITDA and other targets (“performance-based options”).

On July 14, 2010 (“July 2010 Grant”), the Company granted options to three non-employee consultants to purchase 40,000 shares of common stock at an exercise price of equal to the closing market value of the Company’s common stock as of date, or $1.22 per share, with a vesting period of three years.

On September 15, 2010 (“September 2010 Grant”), the Company granted options to three officers of GFN and 12 key employees of Pac-Van and Royal Wolf to purchase 298,000 shares of common stock at an exercise price equal to the closing market price of the Company’s common stock as of that date, or $1.06 per share. The options under the September 2010 Grant vest over four years, subject to performance conditions based on achieving cumulative EBITDA and indebtedness targets for FY 2011 and the fiscal years ending June 30, 2012 and 2013.

On December 9, 2010 (“December 2010 Grant”), the Company granted options to two members of its Board of Directors to purchase 18,000 shares of common stock at an exercise price equal to the closing market price of the Company’s common stock as of that date, or $2.04 per share, with a vesting period of three years.

On June 23, 2011 (“June 2011 Grant”), the Company granted options to two officers of GFN, seven key employees of Pac-Van and a non-employee consultant to purchase 131,000 shares of common stock at an exercise price equal to the closing market price of the Company’s common stock as of that date, or $2.99 per share. The options under the June 2011 Grant vest over forty-two months, subject to performance conditions based on achieving cumulative EBITDA and indebtedness targets for the fiscal years ending June 30, 2012 – 2014.

On August 25, 2011 (“August 2011 Grant”), the Company granted options to an officer of GFN for 80,000 shares of common stock at an exercise price of $3.11, which was equal to the closing market price of the Company’s common stock as of that date. The options under the August 2011 Grant vest over 40 months, subject to performance conditions based on achieving cumulative EBITDA targets for the fiscal years ending June 30, 2012 – 2014.

On December 6, 2011 (“December 2011 Grant”), the Company granted options to three members of its Board of Directors to purchase 27,000 shares of common stock at an exercise price equal to the closing market price of the Company’s common stock as of that date, or $2.58 per share, with a vesting period of three years.

On June 7, 2012 (“June 2012 Grant”), the Company granted options to four officers of GFN, seven key employees of Pac-Van and three non-employee consultants to purchase 264,000 shares of common stock at an exercise price equal to the closing market price of the Company’s common stock as of that date, or $3.15 per share. The options under the June 2012 Grant vest over forty-two months, subject to performance conditions based on achieving cumulative EBITDA and indebtedness targets for the fiscal years ending June 30, 2013 – 2015.

In FY 2012, the weighted-average fair value of the stock options granted was $2.28, determined using the Black-Scholes option-pricing model using the following assumptions: a risk-free interest rate of 1.19% – 1.61%, an expected life of 7.5 years, an expected volatility of 77.9% – 84.6% and no expected dividend. Since inception, the range of the fair value of the stock options granted (other than to non-employee consultants) and the assumptions used are as follows:

Fair value of stock option	$0.81 – $3.94

Assumptions used:
Risk-free interest rate	1.19% – 4.8%
Expected life (in years)	7.5
Expected volatility	26.5% – 84.6%
Expected dividends	—

At June 30, 2012, the weighted-average fair value of the stock options granted to non-employee consultants was $2.65, determined using the Black-Scholes option-pricing model using the following assumptions: a risk-free interest rate of 1.30% – 1.66%, an expected life of 8.0 – 9.9 years an expected volatility of 77.5%, and no expected dividend.

A summary of the Company’s stock option activity and related information as of and for FY 2011 and FY 2012 follows:

	Number of Options (Shares)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Outstanding at June 30, 2010	1,254,910	$6.65
Granted	487,000	1.63
Exercised	—	—
Forfeited or expired	(201,340)	3.53

Outstanding at June 30, 2011	1,540,570	5.47
Granted	371,000	3.10
Exercised	(6,666)	1.22
Forfeited or expired	(61,240)	7.15

Outstanding at June 30, 2012	1,843,664	$4.96	7.2

Vested and expected to vest at June 30, 2012	1,843,664	$4.96	7.2

Exercisable at June 30, 2012	783,781	$7.26	5.5

At June 30, 2012, outstanding time-based options and performance-based options totaled 892,384 and 951,280, respectively. Also at that date, the Company’s market price for its common stock was $3.22 per share, which was at or below the exercise prices of almost half of the outstanding stock options. As a result, the intrinsic value of the outstanding stock options at that date was $948,000.

Share-based compensation of $3,599,000 related to stock options has been recognized in the statement of operations, with a corresponding benefit to equity, from inception through June 30, 2012. At that date, there remains $1,517,000 of unrecognized compensation expense to be recorded on a straight-line basis over the remaining weighted-average vesting period of 1.96 years.

A deduction is not allowed for U.S. income tax purposes with respect to non-qualified options granted in the United States until the stock options are exercised or, with respect to incentive stock options issued in the United States, unless the optionee makes a disqualifying disposition of the underlying shares. The amount of any deduction will be the difference between the fair value of the Company’s common stock and the exercise price at the date of exercise. Accordingly, there is a deferred tax asset recorded for the U.S. tax effect of the financial statement expense recorded related to stock option grants in the United States. The tax effect of the U.S. income tax deduction in excess of the financial statement expense, if any, will be recorded as an increase to additional paid-in capital.

Royal Wolf Long Term Incentive Plan

In FY 2011, in conjunction with the RWH IPO, Royal Wolf established the Royal Wolf Long Term Incentive Plan (the “LTI Plan”). Under the LTI Plan, the RWH Board of Directors may grant, at its discretion, options, performance rights and/or restricted shares of RWH capital stock to Royal Wolf employees and executive directors. Vesting terms and conditions may be up to four years and, generally, will be subject to performance criteria based primarily on enhancing shareholder returns using a number of key financial benchmarks, including EBITDA. In addition, unless the RWH Board determines otherwise, if an option, performance right or restricted share has not lapsed or been forfeited earlier, it will terminate at the seventh anniversary from the date of grant.

It is intended that up to one percent of RWH’s outstanding capital stock will be reserved for grant under the LTI Plan and a trust will be established to hold RWH shares for this purpose. However, so long as the Company holds more than 50% of the outstanding shares of RWH capital stock, RWH shares reserved for grant under the LTI Plan are required to be purchased in the open market unless the Company agrees otherwise.

The LTI Plan, among other provisions, does not permit the transfer, sale, mortgage or encumbering of options, performance rights and restricted shares without the prior approval of the RWH Board. In the event of a change of control, the RWH Board, at its discretion, will determine whether, and how many, unvested options, performance rights and restricted shares will vest. In addition, if, in the RWH Board’s opinion, a participant acts fraudulently or dishonestly or is in breach of their obligations to Royal Wolf, the RWH Board may deem any options, performance rights and restricted shares held by or reserved for the participant to have lapsed or been forfeited.

As of June 30, 2012, the Royal Wolf Board of Directors granted 375,000 performance rights in FY 2012 to key management personnel under the LTI Plan. In FY 2012, share-based compensation of $146,000 related to the LTI Plan has been recognized in the statement of operations, with a corresponding benefit to equity.

Note 10. Commitments and Contingencies

Operating Lease Rentals

The Company leases office equipment and other facilities under operating leases. The leases have terms of between one and nine years, some with an option to renew the lease after that period. None of the leases includes contingent rentals. There are no restrictions placed upon the lessee by entering into these leases.

Non-cancellable operating lease rentals at June 30, 2012 are payable as follows (in thousands):

Year Ending June 30,
2013	$7,680
2014	5,672
2015	4,183
2016	3,627
2017	2,075
Thereafter	4,869

$28,106

Rental expense on non-cancellable operating leases was $5,593,000 and $7,201,000 in FY 2011 and FY 2012, respectively.

Sales-Type and Operating Fleet Leases

Future minimum receipts under sales-type and operating fleet leases at June 30, 2012 are as follows (in thousands):

Year Ending June 30,
2013	$8,151
2014	2,476
2015	1,235
2016	1,004
2017	855
Thereafter	3,649

$17,370

Bison Capital Put Option

In conjunction with the closing of the acquisition of Royal Wolf (see Note 1), the Company entered into a shareholders agreement with Bison Capital. The shareholders agreement, as amended, provided that, at any time after July 1, 2011, Bison Capital could require the Company to purchase from Bison Capital all of its 13.8% outstanding capital stock of GFN U.S. The purchase price for the capital stock was the greater $12,850,000, or the results of several other formulas, typically based as an 8.25 multiple of EBITDA, as defined. This provision in the shareholders agreement was referred as the “Bison Capital put option” and the Company accreted the redemption value of the Bison Capital put option in FY 2011 to net income or loss attributable to noncontrolling interest. Simultaneously with the RWH IPO (see Note 1) in May 2011, the Company satisfied the Bison Capital put option for $17,634,000 and now owns 100% of GFN U.S.

Preferred Supply Agreement

In connection with a Business Sale Agreement dated November 14, 2007, as amended, with GE SeaCo Australia Pty Ltd. and GE SeaCo SRL (collectively “GE SeaCo”), Royal Wolf entered in a preferred supply agreement with GE SeaCo. Under the preferred supply agreement, GE SeaCo agreed to sell to Royal Wolf, and Royal Wolf has agreed to purchase, all of GE SeaCo’s containers that GE SeaCo determines to sell, up to a maximum of 2,500 containers each year. The purchase price for the containers will be based on their condition and is specified in the agreement, subject to annual adjustment. In addition, Royal Wolf received a right of first refusal to purchase any additional containers that GE SeaCo desires to sell in Australia, New Zealand and Papua New Guinea. Either party may terminate the agreement upon no less than 90 days’ prior notice at any time after November 15, 2012.

Other Matters

The Company is not involved in any material lawsuits or claims arising out of the normal course of business. The nature of its business is such that disputes can occasionally arise with employees, vendors (including suppliers and subcontractors) and customers over warranties, contract specifications and contract interpretations among other things. The Company assesses these matters on a case-by-case basis as they arise. Reserves are established, as required, based on its assessment of its exposure. The Company has insurance policies to cover general liability and workers compensation related claims. In the opinion of management, the ultimate amount of liability not covered by insurance under pending litigation and claims, if any, will not have a material adverse effect on our financial position, operating results or cash flows.

Note 11. Detail of Certain Accounts

Trade payables and accrued liabilities consist of the following (in thousands):

	June 30,
	2011	2012
Trade payables	$19,316	$22,094
Checks written in excess of bank balance	1,147	597
Payroll and related	6,268	5,758
Taxes, other than income	793	2,336
Fair value of interest swap and option and forward currency exchange contacts	1,144	1,641
Accrued interest	707	428
Other accruals	3,147	3,110

	$32,522	$35,964

Note 12. Segment Reporting

The tables below represent the Company’s revenues from external customers, operating income, interest income and expense, share-based compensation expense, depreciation and amortization, expenditures for additions to long-lived assets (consisting of lease fleet and property, plant and equipment), long-lived assets and goodwill; as attributed to its two geographic (and operating) segments (in thousands):

	Year Ended June 30,
	2011	2012
Revenues from external customers
North America:
Sales	$17,876	$28,839
Leasing	38,000	41,443

	55,876	70,282

Asia-Pacific:
Sales	74,811	79,502
Leasing	51,577	62,455

	126,388	141,957

Total	$182,264	$212,239

Operating income (loss)
North America	$(4,418)	$2,336
Asia-Pacific	14,199	23,909

Total	$9,781	$26,245

Interest income
North America	$—	$8
Asia-Pacific	487	149

Total	$487	$157

Interest expense
North America	$5,792	$5,431
Asia-Pacific	14,501	7,312

Total	$20,293	$12,743

	Year Ended June 30,
	2011	2012
Share-based compensation
North America	$552	$611
Asia-Pacific	510	290

Total	$1,062	$901

Impairment of goodwill
North America	$5,858	$—
Asia-Pacific	—	—

Total	$5,858	$—

Depreciation and amortization
North America	$6,087	$5,805
Asia-Pacific	13,078	13,119

Total	$19,165	$18,924

Additions to long-lived assets
North America	$7,478	$12,360
Asia-Pacific	36,560	63,985

Total	$44,038	$76,345

Long-lived assets
North America	$108,212	$112,867
Asia-Pacific	124,535	159,323
Total	$232,747	$272,190

Goodwill
North America	$33,303	$33,859
Asia-Pacific	35,645	34,590

Total	$68,948	$68,449

Intersegment net revenues totaled $2,237,000 during FY 2011 and $75,000 during FY 2012.

Note 13. Subsequent Events

Effective July 31, 2012, the Company, through Royal Wolf, purchased the business of Tassay Pty Ltd., d.b.a. “Rockhampton Container Sales,” for approximately $654,000 (AUS$624,000). Rockhampton Container Sales leases and sells containers and is based in Rockhampton, Queensland.

On August 14, 2012, the Board of Directors of Royal Wolf declared a dividend of AUS$0.045 per RWH share payable on October 2, 2012 to shareholders of record on September 20, 2012.

On September 7, 2012, Pac-Van entered into a new five-year, senior secured revolving credit facility with a syndicate led by Wells Fargo Bank, National Association, that also includes HSBC Bank USA, NA, and the Private Bank and Trust Company (the “New Pac-Van Credit Facility”). Under the New Pac-Van Credit Facility, Pac-Van may borrow up to $110 million, subject to the terms of a borrowing base, as defined, and provides for the issuance of irrevocable standby letters of credit in amounts totaling up to $5 million. Borrowings will accrue interest, at Pac-Van’s option, either at the base rate plus 1.75% to 2.25% or the LIBOR rate plus 2.75% to 3.25%. The New Pac-Van Credit Facility contains, among other things, certain financial covenants, including fixed charge coverage ratios and utilization ratios, and provides that at any time prior to September 7, 2016, Pac-Van, subject to certain conditions, may increase the amount that may be borrowed under the Credit Facility by $10 million to a maximum of $120 million. In connection with the New Pac-Van Credit Facility, all outstanding amounts due under the PNC Credit Facility and Laminar Note were fully repaid and, in addition, the Valenta Limited Guaranty was terminated (see Note 5).

350,000 Shares

9.00% Series C Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $100 per Share)

PROSPECTUS

May 9, 2013

Joint Bookrunning Managers

Sterne Agee	D.A. Davidson & Co.

Lead Manager BB&T Capital Markets Co-Managers
B. Riley & Co.	Maxim Group LLC	Northland Capital Markets